Form 10KSB, Exhibit 13
period 1996-09-30
CSB FINANCIAL GROUP INC
filed 1996-12-27
CIK 940006

----------------------------------------

                           BUSINESS OF THE CORPORATION
                    ----------------------------------------


         CSB Financial Group, Inc. (the "Company") was organized as a Delaware corporation on December 12, 1994 to acquire all of the capital stock issued by Centralia Savings Bank (the "Bank"). The Company is engaged in the business of directing, planning and coordinating the business activities of the Bank. In the future, the Company may acquire or organize other operating subsidiaries, although there are no current plans or agreements to do so.

         The Bank is an Illinois-chartered stock savings bank. The Bank's deposits are insured by the Federal Deposit Insurance Corporation (the "FDIC") through the Savings Association Insurance Fund (the "SAIF"). The Bank was originally chartered in 1879 as a federally chartered savings and loan association, merged with another savings association in the 1970's and converted to a state-chartered savings bank on July 1, 1993 under its current name of Centralia Savings Bank. The Bank conducts its business through its office located at 200 South Poplar Street, Centralia, Illinois 62801, and its telephone number is (618) 532-1918.

         The Bank provides its customers with a broad range of community banking services. The Bank is primarily engaged in the business of attracting deposits from the general public and using such deposits to invest in oneto four-family residential mortgage loans, and, to a lesser extent, multi-family residential, consumer, commercial business and commercial real estate loans. In addition, the Bank invests in U.S. Government and Agency securities, state and municipal obligations and mortgage-backed securities.

                           CSB FINANCIAL GROUP, INC.
                                200 South Poplar
                            Centralia, Illinois 62801
                                 (618) 532-1918
                          ----------------------------

                               PRESIDENT'S MESSAGE
                          ----------------------------

                                December 20, 1996



Dear Stockholders:

         This past year brought many changes to the Bank and new products and services to our customers. In October 1995, we completed our stock offering in connection with the Bank's conversion to the stock form of ownership and the simultaneous formation of a bank holding company, CSB Financial Group, Inc. The conversion raised $7.6 million in new equity capital through the issuance of 1,035,000 shares of common stock of CSB Financial Group, Inc. In February 1996, the Bank announced its plans to purchase the full-service office of Kankakee Federal Savings Bank located in Carlyle, Illinois. This transaction was completed on September 13, 1996 and provided $4.9 million in new assets. Finally, in October 1996, CSB Financial Group, Inc. announced that it was implementing a repurchase program whereby the Company would repurchase up to 93,150 shares, or 9%, of its outstanding common stock. This repurchase program represented an attractive use of capital relative to other investment alternatives.

         Our focus on new products and services for the consumer included a home equity line of credit, an automated-teller machine (ATM) at the main office, a debit card, and an approved credit card program. Each of these products and services helps improve the visibility of the Bank and provides a service our customers have desired from a local community bank.

         During the year, our market analysis was completed and we established a strategy for the Bank's future growth. We plan to use a portion of the conversion proceeds to take advantage of growth opportunities as they become available. We will emphasize new consumer products and services that will improve or enhance the financial condition of the Bank.

         The Company's net income decreased from $317,000 in 1995 to $235,000 in 1996, a 26 percent decline. A one-time special assessment of $188,000 to recapitalize the SAIF deposit insurance fund was the key factor in the decline in net income. The Company experienced asset growth of 12 percent to $50 million as of September 30, 1996. It is important to note that the Company achieved the asset growth without impairing asset quality.

         We are optimistic about our future prospects. We believe the Company is positioned in the Centralia and Carlyle markets to produce improved earnings. It is our intention to continue to build on our strong base and continue to develop the expertise necessary to improve earnings through increased market share.


         On behalf of the board of directors, management and the staff of CSB Financial Group, Inc., I thank you for your continued support.


                                           Sincerely,


                                           /s/ K. Gary Reynolds
                                           -------------------------------------
                                           K. Gary Reynolds
                                           President and Chief Executive Officer

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                   FINANCIAL CONDITION & RESULTS OF OPERATIONS


         Management's discussion and analysis of financial condition and results of operations is intended to assist the reader in understanding the financial condition, changes in financial condition and results of operation for CSB Financial Group, Inc. (the "Company"). The information contained in this section should be read in conjunction with the Consolidated Financial Statements and the other sections contained herein.

General

         On December 12, 1994, CSB Financial Group, Inc. was organized for the purpose of acquiring all of the outstanding stock of Centralia Savings Bank (the "Bank") upon conversion of the Bank from a mutual to a stock savings bank. The conversion was completed on October 5, 1995. The Company sold 1,035,000 shares of common stock in the initial stock offering at $8 per share. The Company purchased 100% of the outstanding common stock of the Bank using 50% of the $7,584,000 in net proceeds generated from the initial offering.

         The Company conducts no significant business other than through the Bank. The Bank has a wholly owned subsidiary, Centralia SLA, Inc., which provides insurance services. All references to the Company include the Bank and its subsidiary, unless otherwise indicated. References to the Company prior to October 5, 1995 are to the Bank and Centralia SLA, Inc., on a consolidated basis.

Comparison of Operating Results for the Fiscal Years Ended September 30, 1996 and 1995

         General. The operating results of the Company depend primarily on its net interest income, which is the difference between the interest income earned on interest-earning assets (primarily loans, investment securities and mortgage-backed securities) and interest expense incurred on interest-bearing liabilities (primarily deposits). The Company's net income also is affected by the establishment of provision for loan losses and the level of its non-interest income, including loan fees, deposit service charges, insurance commissions, gains and losses from the sale of assets as well as its other non-interest expenses and provisions for income taxes.

         On September 13, 1996, the Company purchased the Carlyle branch office from Kankakee Federal Savings Bank, Kankakee, Illinois. The purchase of the Carlyle branch was accounted for using the purchase method of accounting. Therefore, the operating results for the branch are included in the consolidated financial statements for the period subsequent to the acquisition date.

         The Company's net income for the fiscal year ended September 30, 1996 was $235,000 as compared to $317,000 for the fiscal year ended September 30, 1995. This represents a $82,000, or 25.9%, decrease in net income.

         Net Interest Income. The Company's net interest income for the fiscal years ended September 30, 1996 and 1995 were $1,592,000 and $1,246,000, respectively. This represents a $346,000, or 27.8%, increase in net interest income. This is primarily due to the increase in the volume of earning assets exceeding the increase in interest-bearing liabilities.

         Interest income increased $444,000, or 18.1%, from $2,449,000 for the fiscal year ended September 30, 1995 compared to $2,893,000 for the fiscal year ended September 30, 1996. The increase resulted primarily from a $7.8 million increase in the average balance of the Company's interest-earning assets, despite a 30 basis point decrease in average yields of such assets. The increase in the average balances of interest earning assets was due to the investment of the additional funds received from the stock conversion.

         The average balance of mortgage loans increased $1.9 million combined with the 27 basis point increase in the average yield on such loans causing a $179,000 increase in interest income between the fiscal years. The average balances increased for both consumer loans and investment securities by $1.6 million and $2.7 million, respectively. These increases more than offset the 40 basis point decline and 60 basis point decline in the average yield on such earning-assets, resulting in a $120,000 increase and $92,000 increase in interest income, respectively. The average balance of mortgage-backed securities decreased $435,000 combined with the 40 basis point decrease in average yields contributed to a $51,000 decrease in interest income. The increase in the average balance of loans and investments between the fiscal years was primarily the result of the utilization of cash received in the stock conversion. The increases in average loan balances was also funded by interest-bearing deposits and repayments on mortgage and consumer loans.

         Interest expense increased $98,000, or 8.1%, to $1,301,000 for the fiscal year ended September 30, 1996 from $1,203,000 for fiscal year ended September 30, 1995. This increase primarily resulted from a 19 basis point increase in the average cost of interest-bearing liabilities combined with a $1.0 million increase in average balance of the Company's interest-bearing liabilities.

         Provision for Loan Losses. The Company's provision for loan losses for the fiscal year ended September 30, 1996 was $64,000, compared to $80,000 for the fiscal year ended September 30, 1995. Management evaluates the adequacy of the Company's allowance for loan losses on a quarterly basis and may, based on such review, adjust the amount of the provision for loan losses. Classified loans are considered as part of this review.

         Non-Interest Income. The Company's non-interest income for the fiscal year ended September 30, 1996 was $61,000, as compared to $72,000 for the fiscal year ended September 30, 1995. This represents an $11,000, or 15.3%, decrease in non-interest income.

         Non-Interest Expense. The Company's non-interest expense for the fiscal year ended September 30, 1996 was $1,148,000, as compared to $740,000 for the fiscal year ended September 30, 1995. The $408,000 increase in non-interest expense is due to increased expenses related to the employee stock ownership plan, the one-time SAIF assessment and professional fees relating to regulatory reporting.

         Compensation and Employee Benefits expense increased $55,000 to $446,000 for the fiscal year ended September 30, 1996. This increase was primarily due to the Company's contribution to the Employee Stock Ownership Plan
(ESOP). The consolidated financial statements reflect a charge of $92,000 relating to contributions to the ESOP. These contributions are accounted for as compensation and employee benefits expense which will increase non-interest expense. The Company records compensation expense related to the ESOP in accordance with SOP 93-6. As a result, to the extent the value of the Company's common stock appreciates, compensation expense related to the ESOP could increase.

         The SAIF Deposit Insurance expense increased $191,000 to $255,000 for the fiscal year ended September 30, 1996 as compared to $64,000 for fiscal year ended September 30, 1995. The primary cause for the increase was the one-time special FDIC assessment of $188,000 to recapitalize the SAIF insurance fund.

         Professional fees increased $90,000 to $113,000 for fiscal year ended September 30, 1996 from $23,000 for fiscal year ended September 30, 1995. The primary causes for the increase were professional fees relating to regulatory reporting and a market study for branch expansion.

         Other non-interest expenses increased $64,000 to $205,000 for the fiscal year ended September 30, 1996 as compared to $141,000 for the fiscal year ended September 30, 1995. The primary cause for the increase were expenses relating to the operations of the holding company.

          Provision for Income Taxes. The Company's provision for income taxes for the fiscal year ended September 30, 1996 was $206,000, as compared to $181,000 for the fiscal year ended September 30, 1995. This represents a $25,000, or 13.8%, increase in the provision for income taxes.

Comparison of Financial Condition as of September 30, 1996 and 1995

         General. At September 30, 1996, the Company's total assets were $50.0 million, an increase of $5.4 million, or 12.1%, as compared to $44.6 million at September 30, 1995. The increase resulted from an increase in investment securities of $3.0 million, or 22.7%, an increase in loans receivable, net of the allowance for loan losses, of $7.7 million, or 39.7%, a decrease in cash and cash equivalents of $6.1 million, or 56.3%, and an increase in the remaining assets of $583,000, or 46.9%. The primary cause of the increases in loans receivable and other non-interest earning assets was the Company's acquisition of the Carlyle branch office from Kankakee Federal Savings Bank. This acquisition, as of September 13, 1996, resulted in an increase in loans receivable of $3.8 million, fixed assets of $295,000, intangible assets of $722,000, other assets of $24,000, deposits of $8.6 million, other liabilities of $114,000, and cash of $3.9 million. The decrease in cash and cash equivalents between fiscal years was used to fund loan growth and investment purchases.

         Loans Receivable. Loans receivable, net of the allowance for loan losses, at September 30, 1996 were $26.9 million, an increase of $7.7 million, or 39.7%, compared to $19.2 million for the fiscal year ended September 30, 1995. Mortgage loans increased $4.6 million, or 30.7%, and consumer loans increased $2.0 million, or 52.6%, as compared to the fiscal year ended September 30, 1995. Commercial loans increased $844,000, or 136.6%, to $1,462,000 for the year ended September 30, 1996 as compared to $618,000 for the year ended September 30, 1995. The Carlyle branch office acquisition accounted for $2.6 million in mortgage loans, $1.2 million in consumer loans and $62,000 in commercial loans.

         Average loan balances for 1996 amounted to $22.3 million, an increase of $4.2 million, or 23.4%, over the previous fiscal year. The Company hired Mr. Stephen J. Greene to manage and supervise the lending portfolio and to continue the Bank's emphasis on consumer and commercial lending. Mr. Greene's experience includes serving as a commercial retail lending officer for a commercial bank.

         The residential mortgage loans increased $4.2 million during 1996, or 30.8%, to $17.8 million as compared to the fiscal year ended September 30, 1995. During 1996, loan originations for residential mortgage loans amounted to $3.9 million as compared to $2.2 million in originations for the prior fiscal year.

         Residential mortgage loans represents 65.6% of gross loans. Consumer loans, consisting primarily of automobile loans, made up 21.9 % of gross loans, commercial loans made up 5.4% of gross loans, and non-residential real estate loans comprised 7.1% of the portfolio at September 30, 1996.

         Allowance for Loan Losses. An allowance for loan losses is maintained at a level considered adequate by management to absorb potential loan losses as determined by evaluations of the loan portfolio on a continuing basis. This evaluation by management includes consideration of past loan loss experience, changes in the composition of the loan portfolio, the volume and condition of the loan portfolio as well as the financial condition of specific borrowers and current economic conditions. Loans with principal and interest payments contractually due but not yet paid are reviewed at least semimonthly and are placed on a nonaccrual status when scheduled payments remain unpaid for 90 days or more, unless the loan is both well secured and is in the process of collection.

         Nonperforming loans as of September 30, 1996 amounted to $252,000 or .5% of total assets as compared to $361,000 or .8% of total assets as of
September 30, 1995.

         The following table sets forth an analysis of the Company's gross allowance for possible loan losses for the periods indicated.

                                                           For the Fiscal Year
                                                           Ended September 30,
                                                          ---------------------
                                                           1996           1995
                                                          ---------------------
                                                             (In Thousands)

Allowance at beginning of period .................        $  113         $   99
Provision for loan losses ........................            64             80
Recoveries:
    Consumer loans ...............................            10              4
                                                          ---------------------
          Total recoveries .......................            10              4
                                                          ---------------------

Charge-offs:
    One- to four-family loans ....................            --              5
    Consumer loans ...............................            48             65
    Commercial ...................................            22             --
                                                          ---------------------
          Total charge-offs ......................            70             70
                                                          ---------------------
          Net charge-offs ........................           (60)           (66)
                                                          ---------------------
          Balance at end of period ...............        $  117         $  113
                                                          =====================

Ratio of allowance for loan losses to gross loans
    outstanding at the end of the period                   0.43%          0.58%
Ratio of net charge offs to average loans outstanding
    net during the period                                  0.27%          0.36%
Ratio of allowance for loan losses to total
    nonperforming assets at the end of the period         46.43%         31.30%

         Investment Securities. Investment securities represented 32.4% of total assets as of September 30, 1996 compared to 29.6% of total assets as of September 30, 1995. Investment securities increased $3.0 million, 22.7%, from $13.2 million to $16.2 million as of September 30, 1996. At September 30, 1996, the Company held approximately $16.2 million in investment securities of which $14.0 million were held as available for sale, $2.0 million were held to maturity, and $165,000 were non-marketable equity securities. Of the $16.2 million in investment securities, $13.4 million, or 83.0%, were U. S. Government and agency securities, $752,000, or 4.6%, were obligations of state and political subdivisions, $165,000, or 1.0%, were non-marketable equity securities and $1.8 million, or 11.4%, were mortgage-backed securities.

         Deposits. At September 30, 1996, total deposits amounted to $36.9 million, or 73.8%, of total assets. Total deposits increased $7.4 million, or 24.9% from September 30, 1995. Deposits of $8.6 million assumed in the acquisition of the Carlyle branch on September 13, 1996 were the primary cause for the increase in deposits.

Return on Equity and Assets

          Net income for the fiscal year ended September 30, 1996 was $235,000 as compared to $317,000 for the fiscal year ended September 30, 1995.

         Return on average assets (ROA) for the year ended September 30, 1996 was .55% as compared to .92% for the year ended September 30, 1995. The cause for the decrease in ROA was due to the one-time SAIF assessment which decreased net income for the year ended September 30, 1996 by $188,000.

         Return on average equity (ROE) for the year ended September 30, 1996 was 1.87% as compared to 5.81% for the year ended September 30, 1995. The causes for the decrease in ROE were the one-time SAIF assessment which decreased net income for the year ended September 30, 1996 by $188,000 and the conversion of the Bank from a mutual to a stock organization which increased equity by $7.0 million, net of conversion expenses and unearned employee stock ownership plan shares.

         The average equity to average assets ratio as of September 30, 1996 was 29.6% as compared to 15.78% September 30, 1995. The primary cause for the increase was the conversion of the Bank from a mutual to a stock organization on October 5, 1995 which increased equity by $7.0 million, net of conversion expenses and unearned employee stock ownership plan shares.

Average Balance Sheet

         The following table presents the average balance sheet for the Company for the years ended September 30, 1996 and 1995, the interest on interest earning assets and interest bearing liabilities and the related average yield or cost. The yields and costs are derived by dividing income or expense by the average balance of the related asset or liability for the periods shown. Average balances were determined from averaging month-end balances.

                                                          For the Fiscal Year Ended September 30,
                                           --------------------------------------------------------------------
                                                          1996                               1995
                                           ----------------------------------   -------------------------------
                                                                      (In Thousands)

                                              Average    Interest &    Yield/    Average   Interest &   Yield/
                                              Balance    Dividends      Cost     Balance   Dividends     Cost
                                           --------------------------------------------------------------------
Interest-earning assets:
  Mortgage loans (5)                       $     16,542       1,222     7.39%      14,656       1,043     7.12%
  Commercial loans (5)                            1,258         107     8.51%         544          71    13.05%
  Consumer loans (5)                              4,491         363     8.08%       2,867         243     8.48%
                                           -------------------------          ------------------------
        Total loans, net                   $     22,291       1,692     7.59%      18,067       1,357     7.51%

  Mortgage-backed securities               $      2,091         197     9.42%       2,526         248     9.82%
  Investment securities (2)(3)(6)                14,013         842     6.01%      11,346         750     6.61%
  Daily interest-bearing deposits                 2,728         150     5.50%       1,375          81     5.89%
  FHLB stock (3)                                    176          12     6.82%         191          13     6.81%
                                           -------------------------          ------------------------
        Total interest-earning assets      $     41,299       2,893     7.01%      33,505       2,449     7.31%

Non-interest earning assets:
  Office properties and equipment, net     $        282                               251
  Real estate, net                                    -                                 4
  Other non-interest earning assets                 867                               833
                                           -------------                      ------------
        Total assets                       $     42,448                            34,593
                                           ============                       ============
Interest-bearing liabilities:
  Passbook accounts                        $      2,952          91     3.08%       3,335          83     2.49%
  NOW accounts                                    4,393          76     1.73%       3,720          66     1.77%
  Money market accounts                           1,918          64     3.34%       2,698          84     3.11%
  Certificates of deposit                        20,333       1,070     5.26%      18,701         965     5.16%
                                           -------------------------          ------------------------
        Total deposits                     $     29,596       1,301     4.40%      28,454 $     1,198     4.21%
  FHLB advances                                       -           -     0.00%         105           5     4.76%
                                           -------------------------          ------------------------
        Total interest-bearing liabilities $     29,596       1,301     4.40%      28,559       1,203     4.21%

Non-interest bearing liabilities:
  Non-interest bearing deposits            $         19                               294
  Other liabilities                                 273                               282
                                           -------------                      ------------
        Total liabilities                  $     29,888                            29,135
Stockholders' equity                             12,560                             5,458
                                           -------------                      ------------
        Total liabilities and retained     $     42,448                            34,593
          earnings                         ============                       ============

Net interest income                                           1,592                             1,246
                                                        ============                      ============
Interest rate spread (4)                                                2.61%                             3.10%
Net interest margin (1)                                                 3.85%                             3.72%
Ratio of average interest-earning assets
  to average interest-bearing liabilities       139.54%                           117.32%

(1)  Net interest income as a percentage of average interest-earning assets.

(2)  Includes available for sale and held to maturity investment securities.

(3)  Interest  is  classified  as  interest   income  on   investments   in  the
     Consolidated Statement of Income.

(4) Difference between weighted average yield on interest-earning assets and weighted average cost of interest-bearing liabilities.

(5)  Average volume includes nonaccrual loans.

(6)  Includes securities purchased under agreements to resell.

Rate and Volume Analysis

         The following table sets forth the effects of changing interest rates and volumes of interest earning assets and interest bearing liabilities on net interest income for the Company. The combined rate-volume variances are included in the total volume variance. In addition to this schedule, a two year average balance sheet and an analysis of net interest income setting forth (i) average assets, liabilities and stockholder's equity; (ii) interest income earned on interest earning assets and interest expense incurred on interest-bearing liabilities; (iii) average yields earned on interest-earning assets and average rates incurred on interest-bearing liabilities; (iv) the net interest margin (i.e. the average yield earned on interest earning assets less the average rate incurred on interest-bearing liabilities); and (v) the net yield on interest-earning assets (i.e. net interest income divided by average interest-earning assets).

                                                       1996 Compared to 1995                     1995 Compared to 1994
                                                     Increase (Decrease) Due to                Increase (Decrease) Due to
                                                   Rate       Volume          Net           Rate          Volume        Net
                                                -------------------------------------------------------------------------------
                                                                                 (In Thousands)
Interest-earning assets:
  Mortgage loans ...........................    $      40   $       139    $      179     $     (49)     $    (19)    $     (68)
  Commercial loans .........................          (25)           61            36             0            71            71
  Consumer loans ...........................          (11)          131           120           (45)           30           (15)
                                                -------------------------------------------------------------------------------
        Total loans ........................            4           331           335           (94)           82           (12)

  Mortgage-backed securities ...............          (10)          (41)          (51)            6           (85)          (79)
  Investment and other
    securities .............................          (68)          160            92             5            60            65
  Interest-bearing deposits ................           (5)           74            69            41           (28)           13
  FHLB stock ...............................           --            (1)           (1)            2            (2)           --
                                                -------------------------------------------------------------------------------
        Total net change income
          on interest-earning
          assets ...........................          (79)          523           444           (40)           27           (13)
                                                -------------------------------------------------------------------------------

Interest-bearing liabilities:
  Passbook .................................           20           (12)            8            (4)           --            (4)
  Interest-bearing demand
    (NOW) accounts .........................           (2)           12            10           (13)           (1)          (14)
  Money market deposit
    accounts ...............................            6           (26)          (20)            7           (28)          (21)
  Certificates of deposit ..................           19            86           105           119            35           154
  FHLB advances ............................           --            (5)           (5)           --             5             5
                                                -------------------------------------------------------------------------------
        Total net change in
          expense on interest-
          bearing liabilities ..............           43            55            98           109            11           120
                                                -------------------------------------------------------------------------------
        Net change in net
          interest income ..................    $    (122)  $       468    $      346     $    (149)     $     16       $  (133)
                                                ===============================================================================


Asset and Liability Management

         The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest-rate sensitive", and by monitoring an institution's interest-rate sensitivity gap. An asset or liability can be considered to be interest-rate sensitive within a specific time period if it will mature or reprice within that time period. The interest-rate sensitivity gap is defined as the difference between the amount of interest-earning assets anticipated, based upon certain assumptions, to mature or reprice within a specific time period, and the amount of interest-bearing liabilities anticipated, based upon certain assumptions, to mature or reprice within that same time period. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities. A gap is considered negative when the amount of interest-rate sensitive liabilities exceeds the amount of interest-rate sensitive assets.

         During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to result in an increase in net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to adversely affect net interest income.

         At September 30, 1996, the Company's interest-bearing liabilities either maturing or repricing within one year exceeded its interest-earning assets either maturing or repricing within one year by $4.0 million, representing a cumulative one-year interest-rate sensitivity gap of negative 8.7%. During periods of rising interest rates, it is expected that the yield on the Company's interest-earning assets would rise more slowly than the cost on its interest-bearing liabilities, which would be expected to have a negative effect on net interest income. A decrease in interest rates would have the opposite effect on net interest income, as the interest rates paid on interest-bearing liabilities would fall more rapidly than would the interest rates earned on interest-earning assets.

         The primary function of asset and liability management is to maintain an appropriate balance between liquidity on the one hand, and interest-earning assets and liabilities on the other. The appropriate balance will enable the Company to produce stable net income during changing interest-rate cycles.

         In recent years, the Company's assets have been comprised primarily of one-to-four-family residential mortgage balloon payment notes along with long-term investment and mortgage-backed securities, while its liabilities have been comprised primarily of short-term certificates of deposit. The majority of the Company's balloon payment notes have maturities of three years, while a small number have maturities of either one or five years. The balloon payment notes are not interest-rate sensitive in a rapidly increasing interest-rate environment because the interest rate remains fixed for up to five years regardless of an increase in market interest rates. Furthermore, although the interest rate on the balloon payment notes may be changed if the note is renewed at the end of the term, the balloon payment notes have interest rate caps of one or two percentage points over the initial rate of interest. Consequently, if interest rates increase by an amount exceeding the interest rate cap during the term of the note, the Company may be forced to renew the notes at interest rates below the prevailing market rate.

         Since the first calendar quarter of 1995, the  adjustable-rate-mortgage
(ARM) has replaced the standard balloon payment loan as the principal type of mortgage loan offered to new residential first-mortgage customers of the Company. The ARM's have higher interest rate ceilings than the balloon payment loans, along with interest rate floors, and will accordingly provide the Company with increased interest rate protection. Beginning in February 1996, the Company initiated a program of converting the balloon mortgage loans to comparable ARM mortgage loans. As the balloon mortgage loans mature, they are converted to an ARM. It is anticipated the balloon mortgage loan portfolio will be converted to ARM mortgage loans by the end of fiscal year 1998.

         Because the majority of the Company's deposits are in higher yielding short-term certificates of deposit (which can be expected to reprice upon maturity), an increase in market interest rates will have a more dramatic effect on the Company's cost of funds than if such deposits were in transaction or passbook savings account. The interest rates on the Company's certificates of deposit tend to increase more quickly and in greater increments than the interest rates on its transaction or passbook savings accounts.

         The Company's investment securities portfolio had an average maturity of two years or less, excluding mortgage-backed securities, as of September 30, 1996. Accordingly, the Company's investment securities portfolio could be made more interest-rate sensitive by reducing the average maturity of the portfolio. The Company is in the process of creating a shorter-term investment securities portfolio with more evenly staggered maturities. The Company also intends to attract longer-term certificates of deposits by pricing such deposits competitively on a case-by-case basis, thereby making the Company's liabilities less interest-rate sensitive.

Liquidity and Capital Resources

         The Company's primary sources of funds are customer deposits, proceeds from principal and interest payments on loans, payments on investment and mortgage-backed securities and sales of Company stock. While scheduled maturities of loans and investment and mortgage-backed securities are predictable sources of funds, deposit flows, mortgage prepayments and the Company's ability to renew balloon payment notes are greatly influenced by general interest rates, economic conditions and competition.

         The primary investing activity of the Company is the origination of one-to-four-family residential mortgage loans. During each of the fiscal years ended September 30, 1996 and 1995, the Company originated one-to-four-family residential mortgage loans in the amount of $3.9 million and $2.2 million, respectively. These activities were funded primarily by principal repayments on loans, payments on mortgage-backed securities and maturities of investment securities.

         The net cash used for investing activities for the fiscal year ended September 30, 1996 totaled $3.4 million. Investment activities included the purchase of investment securities which totaled $8.6 million and $44,000 for the fiscal year ended September 30, 1996 and 1995, respectively. The cash for these investing activities was provided by proceeds received in the mutual-to-stock conversion and cash acquired in the Carlyle office acquisition. Other sources of cash for investing activities was provided by operating activities and cash and cash equivalents held at the beginning of the fiscal year.

         The Company must maintain an adequate level of liquidity to ensure the availability of sufficient funds to support loan growth and deposit withdrawals, satisfy financial commitments and take advantage of investment opportunities. During the fiscal year ended September 30, 1996 and 1995, the Company used its sources of funds primarily to fund loan commitments, pay maturing certificates of deposits and satisfy deposit withdrawals. At September 30, 1996, the Company had commitments to extend credit in the amount of $1.13 million. These commitments were comprised of variable-rate and fixed-rate commitments in the amounts of $248,000 and $882,000, respectively. The range of rates on fixed-rate commitments was 7.5% to 11.0%.

         At September 30, 1996, certificates of deposits totaled $24.3 million, or 66.0% of total deposits, as compared to $19.6 million, or 66.5% of total deposits for fiscal year ended September 30, 1995. Time deposits over $100,000 accounted for $1.9 million and $1.5 million, respectively, of the certificate of deposit totals. Historically, the Company has been able to retain a significant amount of its maturing deposits by increasing the interest rates earned by the certificates of deposit. Because deposit insurance premiums paid by commercial banks on BIF-insured deposits have been drastically reduced, the Company may find it more difficult to retain such deposits. Management believes it will have adequate resources to fund maturing deposits and withdrawals from additional deposits, proceeds of scheduled repayments of loans as well as from payments received on investment and mortgage-backed securities.

         Capital. The Company is required to maintain a specific amount of capital pursuant to the regulations of the Commissioner of Savings and Residential Finance and the Federal Deposit Insurance Corporation (FDIC). As of September 30, 1996, the Company was in compliance with all regulatory capital requirements with a Tier 1 capital to risk-weighted assets ratio of 56.4%, compared to the minimum ratio required of 4.0%, total capital to risk-weighted assets ratio of 60.3% compared to the minimum ratio required of 8.0% and a Tier 1 capital to average assets ratio of 27.7% compared to the minimum ratio required of 4.0%.

         The Company continues to maintain a strong capital position to support its capital requirements. Stockholders' equity increased $7.2 million to $12.8 million as of September 30, 1996. This increase was primarily due to the conversion of the Company, on October 5, 1995, from a mutual state savings bank to a stock savings bank. The Company sold 1,035,000 shares of common stock at an initial price of $8.00 per share. The conversion transaction, net of expenses and unearned employee stock ownership plan shares, increased capital by $7.0 million. The capital position was also increased as a result of net income of $235,000.

Impact of New Accounting Pronouncements

         Accounting for mortgage servicing rights In May 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 122 (Statement 122), "Accounting for Mortgage Servicing Rights." Statement 122 requires the Company to recognize as separate assets rights to service mortgage loans for others, however those servicing rights are acquired. If the Company acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells or securities those loans with servicing rights retained, the Company should allocate the total cost of the mortgage loans to mortgage servicing rights and the loans (without the mortgage servicing rights) based on their relative fair values. The mortgage servicing rights should be amortized in proportion to and over the period of estimated net servicing income.

         Statement 122 is effective for fiscal years beginning after December 15, 1995. The Company will be required to adopt Statement 122 for the fiscal year ending September 30, 1997. The Company believes the adoption of Statement 122 will not have a material impact on the consolidated financial statements.

         Accounting for stock-based compensation In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 123 (FAS 123), "Accounting for Stock-Based Compensation". FAS 123 established a fair value based method of accounting for stock options and other equity instruments.

         FAS 123 permits the continued use of the intrinsic value method included in Accounting Principals Board Opinion 25 (APB-25), "Accounting for Stock Issued to Employees", but regardless of the method used to account for the compensation cost associated with stock option or similar plans, it requires employers to disclose information required by FAS 123.

         The Company plans to adopt the disclosure requirements of FAS 123. The disclosure requirement of FAS 123 is effective for fiscal years beginning after December 15, 1995. The Company will be required to include these disclosures in their financial statements for the year ended September 30, 1997.

         Accounting for transfers and servicing of financial assets and extinguishments of liabilities In June 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 125 (FAS 125), "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities".

         FAS 125 requires that an entity should only recognize those assets that it controls and liabilities it has incurred. Assets should be recognized until control has been surrendered, and liabilities should be recognized until they have been extinguished. Recognition of financial assets and liabilities will not be affected by the sequence of transactions unless the effect of the transactions is to maintain effective control over a transferred financial asset.

         FAS 125 is effective for transactions after December 31, 1996. The Company believes the adoption of FAS 125 will not have a material effect on the consolidated financial statements.

Recent Regulatory Developments

         Deposit Insurance Premiums. Deposits of the Bank are currently insured by the FDIC under the SAIF. The FDIC also maintains another insurance fund, the BIF, which primarily insures commercial bank and some state savings bank deposits. Applicable law requires that the SAIF and BIF funds each achieve and maintain a ratio of insurance reserves to total insured deposits equal to 1.25%. In 1995, the BIF reached this 1.25% reserve level, and the FDIC announced a reduction in BIF premiums for most banks. Based on this reduction, the highest rated institutions (approximately 92 percent of the nearly 11,000 BIF-insured banks) will pay the statutory annual minimum of $2,000 for FDIC insurance. Rates for all other institutions were reduced to $.04 per $100 as well, leaving a premium range of $.03 to $.27 per $100 instead of the previous $.04 to $.31 per $100. Currently, SAIF-member institutions pay deposit insurance premiums based on a schedule of $0.23 to $0.31 per $100 of deposits.

         Effective September 30, 1996, legislation was enacted to fund the Savings Association Insurance Fund (SAIF) by assessing SAIF insured institutions a one-time special assessment of 65.7 basis points on March 31, 1995 deposits.

         The assessment for the Bank is $188,000 as of September 30, 1996. Additionally, as part of the purchase agreement with Kankakee Federal Savings and Loan (Kankakee), the Company agreed to reimburse Kankakee for the portion of Kankakee's assessment which related to the Carlyle, Illinois branch which was approximately $54,000.

         The $242,000 assessment payable is included in other liabilities. The assessment for the Bank is not deductible for tax purposes until paid, therefore, deferred tax assets of $94,000 have been provided for the tax impact of the assessment.

         Income Tax Regulations Affecting Bad Debt Reserve. Under existing provisions of the Internal Revenue Code and similar sections of the Illinois income tax law, qualifying thrifts may claim bad debt deductions based on the greater of (1) a specified percentage of taxable income, as defined, or (2) actual loss experience. If, in the future, any of the accumulated bad debt deductions are used for any purpose other than to absorb bad debt losses, gross taxable income may result and income taxes may be payable.

         The Small Business Job Protection Act became law on August 20, 1996. One of the provisions in this law repealed the reserve method of accounting for bad debts for thrift institutions so that the bad debt deduction described in the preceding paragraph will no longer be effective for tax years beginning after December 31, 1995. The change in the law requires that the tax bad debt reserves accumulated after September 30, 1988 be recaptured into taxable income over a six-year period. The start of the six-year period can be delayed for up to two years if the Company meets certain residential lending thresholds. Deferred taxes have been provided on the portion of the tax reserve for loan loss that must be recaptured.

Effect of Inflation and Changing Prices

         The Consolidated Financial Statements and Notes thereto included herein have been prepared in accordance with GAAP, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike industrial companies, nearly all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or the same extent as the prices of goods and services.

                        --------------------------------

                              CORPORATE INFORMATION
                        --------------------------------




Holding Company                                             Form 10-KSB Annual Report
CSB Financial Group, Inc.                                   Copies of CSB Financial Group, Inc.'s Form
200 South Poplar Street                                     10-KSB annual report as filed with the
Centralia, Illinois 62801                                   Securities and Exchange Commission and other
                                                            published reports may be obtained without
Subsidiaries                                                charge by writing our corporate headquarters:
Centralia Savings Bank
200 South Poplar Street                                                   CSB Financial Group, Inc.
Centralia, Illinois 62801                                                  200 South Poplar Street
                                                                          Centralia, Illinois 62801
Centralia SLA, Inc.                                                      Attention: K. Gary Reynolds
200 South Poplar Street
Centralia, Illinois 62801                                   Registrar and Transfer Agent
                                                            The Registrar and Transfer Company
Stock Information                                           ("Registrar")  maintains all stockholder  records. The Common
Stock  of  the  Holding   Company  is                       Registrar   handles  stock  transfer  and registration,
quoted on the Nasdaq  "SmallCap"  market under              address  changes, corrections/changes  in
the  symbol  "CSBF"  since  its  subsidiary,                taxpayer identification numbers, and Form 1099
Centralia Savings Bank, converted to stock form             tax  reporting  questions.  If you  require  assistance in October 1995.
                                                            assistance or have any questions, please contact
                                                            Registrar by mail or phone:
As of September 30, 1995, the Holding Company
had not issued any capital stock and,                                   Registrar and Transfer Company
consequently, there was no market for its Common                              10 Commerce Drive
Stock.  On October 5, 1995, the Company issued                            Cranford, New Jersey 07016
1,035,000 shares of its Common Stock at a
purchase price of $8.00 per share in connection             Annual Meeting
with the conversion of the Savings Bank from a              The annual meeting of stockholders of CSB
state chartered mutual savings bank to a state              Financial Group, Inc. will be held on January
chartered capital stock savings bank.  The closing          10, 1997 at 10:00 a.m. at 200 South Poplar Street,
price per share for the Holding Company's                   Street, Centralia, Illinois.
Common Stock as reported on the Nasdaq
"SmallCap" market on December 2, 1996                       Independent Auditors
$10.0625.  The Holding Company has not paid                 McGladrey & Pullen, LLP
cash dividends on its Common Stock.                         1806 Fox Drive
                                                            Champaign, Illinois 61820
Stock Pricing History
The following table sets forth the high and low             Special Counsel
sales prices as reported on the Nasdaq                      Schiff Hardin & Waite
"SmallCap" market during the past year.                     7200 Sears Tower
                                                            Chicago, Illinois 60606

Fiscal 1996                    High           Low
--------------------------------------------------------
First Quarter                 9 5/8           8
Second Quarter                9 3/8           8 3/4
Third Quarter                 9 5/8           9
Fourth Quarter                9 5/8           9

                    ----------------------------------------

                                    DIRECTORS
                            CSB Financial Group, Inc.
                                       and
                             Centralia Savings Bank
                    ----------------------------------------

                                Wesley N. Breeze
                   Owner and Operator, Byrd Watson Drug Store

                                  A. John Byrne
                                     Retired

                                Michael Donnewald
                      President, Donnewald Distributing Co.

                                 Larry M. Irvin
                  Chairman of the Board, Centralia Savings Bank
                  Owner and Operator, Irvin Funeral Homes, Ltd.

                                W. Harold Monken
                        Auto Dealer, Centralia, Illinois

                                K. Gary Reynolds
          President and Chief Executive Officer, Centralia Savings Bank


                    ----------------------------------------

                                    OFFICERS
                            CSB Financial Group, Inc.
                    ----------------------------------------

                                K. Gary Reynolds
                      President and Chief Executive Officer

                    ----------------------------------------

                                    OFFICERS
                             Centralia Savings Bank
                    ----------------------------------------

                                K. Gary Reynolds
                      President and Chief Executive Officer

                                Stephen J. Greene
                                 Vice President

                                Joanne S. Ticknor
                             Secretary and Treasurer

                          INDEPENDENT AUDITOR'S REPORT


To the Stockholders and Board of Directors
CSB Financial Group, Inc.
Centralia, Illinois


We have audited the accompanying consolidated balance sheet of CSB Financial Group, Inc. and subsidiary as of September 30, 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of CSB Financial Group, Inc. and subsidiary, for the year ended September 30, 1995, were audited by other auditors whose report dated October 20, 1995, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CSB Financial Group, Inc. and subsidiary as of September 30, 1996, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.


/s/ McGladrey & Pullen, LLP



Champaign, Illinois
October 18, 1996

CSB FINANCIAL GROUP, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
September 30, 1996 and 1995
(in thousands, except share data)

ASSETS
                                                                1996     1995
--------------------------------------------------------------------------------

Cash and due from banks ...................................... $   598  $   321
Interest-bearing deposits ....................................   4,168   10,585
                                                               ----------------
              Cash and cash equivalents ......................   4,766   10,906
Securities held to maturity (fair value of $2,091 for 1996 and
   $11,141 for 1995) .........................................   1,987   10,979
Securities available for sale ................................  14,044    2,026
Securities purchased under agreements to resell ..............     300
Nonmarketable equity securities ..............................     165      192
Loans ........................................................  27,048   19,390
Allowance for loan losses ....................................    (117)    (113)
                                                               ----------------
              Loans, net .....................................  26,931   19,277
Premises and equipment .......................................     594      252
Accrued interest receivable ..................................     331      290
Intangible assets ............................................     722      - -
Other assets .................................................     176      698
                                                               ----------------

              Total assets ................................... $50,016  $44,620
                                                               ================


See Notes to Consolidated Financial Statements.

CSB FINANCIAL GROUP, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
September 30, 1996 and 1995
(in thousands, except share data)

LIABILITIES AND STOCKHOLDERS'  EQUITY
                                                                          1996       1995
-------------------------------------------------------------------------------------------

LIABILITIES:
   Deposits:
      Demand .........................................................   $ 8,754    $ 6,515
      Savings ........................................................     3,779      3,360
      Time deposits > $100,000 .......................................     1,889      1,468
      Other time deposits ............................................    22,432     18,160
                                                                         ------------------
              Total deposits .........................................    36,854     29,503
                                                                         ------------------
   Stock conversion deposits .........................................     9,193
   Other liabilities .................................................       297        187
   Deferred income taxes .............................................        81        162
                                                                         ------------------
              Total liabilities ......................................    37,232     39,045
                                                                         ------------------

COMMITMENTS, CONTINGENCIES AND CREDIT RISK

STOCKHOLDERS' EQUITY
   Preferred stock, $0.01 par value; 100,000 shares authorized;
      none issued and outstanding                                            - -        - -
   Common stock, $0.01 par value; authorized 2,000,000 shares;
      1996 1,035,000 shares issued and outstanding ...................        10        - -
   Paid-in capital ...................................................     7,586        - -
   Retained earnings, substantially restricted .......................     5,794      5,559
   Less:
      Unrealized gain (loss) on securities available for sale, net  of
        income tax effect ............................................       (24)        16
      Unearned employee stock ownership plan shares ..................      (582)       - -
                                                                         ------------------
              Total stockholders' equity .............................    12,784      5,575
                                                                         ------------------

              Total liabilities and stockholders' equity .............   $50,016    $44,620
                                                                         ==================

See Notes to Consolidated Financial Statements.

CSB FINANCIAL GROUP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
Years Ended September 30, 1996 and 1995
(in thousands, except share data)

                                                                       1996      1995
--------------------------------------------------------------------------------------

Interest income:
   Loans and fees on loans .......................................   $ 1,692   $ 1,357
   Interest and dividends on securities:
      Taxable ....................................................     1,026     1,004
      Nontaxable .................................................        25         7
   Other interest income .........................................       150        81
                                                                     -----------------
                                                                       2,893     2,449
                                                                     -----------------
Interest expense:
   Deposits ......................................................     1,301     1,198
   Other borrowings ..............................................       - -         5
                                                                     -----------------
                                                                       1,301     1,203
                                                                     -----------------
              Net interest income ................................     1,592     1,246

Provision for loan losses ........................................        64        80
                                                                     -----------------
              Net interest income after  provision for loan losses     1,528     1,166
                                                                     -----------------

Noninterest income:
   Service charges on deposits ...................................        47        44
   Other .........................................................        14        28
                                                                     -----------------
                                                                          61        72
                                                                     -----------------
Noninterest expense:
   Compensation and employee benefits ............................       446       391
   Occupancy expense and furniture and fixtures expense ..........        59        55
   Data processing ...............................................        70        66
   SAIF deposit insurance ........................................       255        64
   Professional fees .............................................       113        23
   Other .........................................................       205       141
                                                                     -----------------
                                                                       1,148       740
                                                                     -----------------

              Income before income taxes .........................       441       498
Income taxes .....................................................       206       181
                                                                     -----------------

              Net income .........................................   $   235   $   317
                                                                     =================

              Earnings per share .................................   $  0.25   $   - -
                                                                     =================

              Weighted average number of shares ..................   958,648       - -
                                                                     =================

See Notes to Consolidated Financial Statements.

CSB FINANCIAL GROUP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended September 30, 1996 and 1995
(In thousands, except share data)

----------------------------------------------------------------------------------------------------------------------------------
                                                                                              Unrealized       Unearned
                                                                                              Gain (Loss)      Employee
                                                                                             on Securities      Stock
                                                 Preferred  Common      Paid-In    Retained    Available      Ownership
                                                   Stock     Stock      Capital    Earnings    For Sale       Plan Shares   Total
                                                 ---------------------------------------------------------------------------------

Balance at September 30, 1994 .................  $    - -   $    - -    $   - -    $ 5,242     $      28      $     - -    $ 5,270

   Change in unrealized gain (loss) on
      securities available for sale ...........       - -        - -        - -        - -           (12)           - -        (12)
   Net income .................................       - -        - -        - -        317           - -            - -        317
                                                 ---------------------------------------------------------------------------------

Balance at September 30, 1995 .................       - -        - -        - -      5,559            16            - -      5,575

   Net proceeds from 1,035,000 shares of
      common stock issued in conversion .......       - -         10      7,574        - -           - -           (662)     6,922
   Employee stock ownership plan shares
      allocated ...............................       - -        - -         12        - -           - -             80         92
   Change in unrealized gain (loss) on
      securities available for sale ...........       - -        - -        - -        - -           (40)           - -        (40)
   Net income .................................       - -        - -        - -        235           - -            - -        235
                                                ----------------------------------------------------------------------------------

Balance at September 30, 1996 ................. $     - -   $     10  $   7,586    $ 5,794     $    (24)      $    (582)  $ 12,784
                                                ==================================================================================


See Notes to Consolidated Financial Statements.

CSB FINANCIAL GROUP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended September 30, 1996 and 1995
(in thousands)

                                                                   1996      1995
-----------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
   Net income ................................................   $   235   $    317
   Adjustments to reconcile net income to net cash provided by operating activities:
      Amortization of premium (discount) on securities, net ..        (3)       (10)
      Employee stock ownership plan compensation expense .....        92        - -
      Provision for loan losses ..............................        64         80
      (Decrease) in deferred income taxes ....................       (56)       (15)
      Depreciation ...........................................        20         20
      Change in assets and liabilities:
        (Increase) in accrued interest receivable ............       (23)       (75)
        (Increase) decrease in other assets ..................       528       (585)
        Increase (decrease) in other liabilities .............        (4)        86
                                                                 ------------------
              Net cash from operating activities .............       853       (182)
                                                                 ------------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Loan originations, net of principal payments on loans .....    (3,873)    (2,489)
   Purchase of securities held to maturity ...................      (596)       (44)
   Purchase of securities available for sale .................    (7,978)       - -
   Proceeds from maturity of securities held to maturity .....       986      1,772
   Proceeds from maturity of securities available for sale ...     4,527        - -
   Purchase of security under agreement to resell ............      (300)       - -
   Purchases of premises and equipment .......................       (67)      (187)
   Proceeds from the sale of OREO ............................       - -         32
   Purchase of branch, net of cash acquired ..................     3,852        - -
                                                                 ------------------
              Net cash from investing activities .............    (3,449)      (747)
                                                                 ------------------

CASH FLOWS FROM FINANCING ACTIVITIES
   Increase (decrease) stock conversion deposits .............    (9,193)     9,193
    Proceeds from sale of common stock, net of offering cost .     6,922        - -
   Net (decrease) in demand deposits, NOW accounts
      passbook savings accounts ..............................    (1,043)      (273)
   Net increase (decrease) in time deposits ..................      (230)     2,072
   Payment of Federal Home Loan Bank advances ................      (360)
                                                                 ------------------
              Net cash from financing activities .............    (3,544)    10,632
                                                                 ------------------


CSB FINANCIAL GROUP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended September 30, 1996 and 1995
(in thousands)

                                                                 1996      1995
-----------------------------------------------------------------------------------

              Net increase (decrease) in cash and cash
                equivalents ..................................   $(6,140)   $ 9,703
Cash and cash equivalents, beginning of year .................    10,906      1,203
                                                                 ------------------
Cash and cash equivalents, end of year .......................   $ 4,766    $10,906
                                                                 ==================
Cash paid during the year for:
   Interest ..................................................   $ 1,295    $ 1,254
                                                                 ==================
   Income taxes ..............................................   $   264    $   244
                                                                 ==================

Supplemental Disclosures of Investing and Financing Activities:
   Change in unrealized gain (loss) on securities available
     for sale .................................................  $  (65)    $   (16)
                                                                 ==================

   Change in deferred income taxes attributable to the
      unrealized gain (loss) on securities available for sale .  $  (25)    $    (4)
                                                                 ==================

Transfer of securities from held to maturity to available
     for sale .................................................  $ 8,602    $   - -
                                                                 ==================
Assets acquired:
   Loans ......................................................  $ 3,845    $   - -
   Premises and equipment .....................................      295        - -
   Accrued interest receivable ................................       18        - -
   Intangible assets ..........................................      722        - -
    Other assets ..............................................        6        - -
Liabilities assumed:
   Demand deposits ............................................   (2,764)       - -
   Savings deposits ...........................................     (937)       - -
   Time deposits ..............................................   (4,923)       - -
   Other liabilities ..........................................     (114)       - -
                                                                 ------------------

              Purchase of branch, net of cash acquired ........  $(3,852)   $   - -
                                                                 ==================

See Notes to Consolidated Financial Statements.

CSB FINANCIAL GROUP, INC. AND SUBSIDIARY

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS, EXCEPT SHARE DATA)
--------------------------------------------------------------------------------

Note 1.  Summary of Significant Accounting Policies

Nature of operations CSB Financial Group, Inc. (the Company) is the holding company of its wholly-owned subsidiary, Centralia Savings Bank (the Bank). Centralia Savings Bank is a state chartered stock savings bank, converted from mutual form on October 5, 1995, located in Marion County, Illinois. The Bank's deposits are insured by the Federal Deposit Insurance Corporation (FDIC) through the Savings Association Insurance Fund (SAIF). The Bank is subject to the regulations of certain federal and state agencies and undergoes periodic examinations by those agencies.

Principles of presentation The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, the Bank, and the Bank's wholly-owned subsidiary, Centralia SLA. Centralia SLA, Inc.'s principal business activity is to provide insurance services. For purposes of the consolidated financial statements, all material intercompany amounts have been eliminated.

In preparing the consolidated financial statements, Company management is required to make estimates and assumptions which significantly affect the amounts reported in the consolidated financial statements. Significant estimates which are particularly susceptible to change in a short period of time include the determination of the allowance for loan losses and valuation of real estate and other properties acquired in connection with foreclosures or in satisfaction of amounts due from borrowers on loans. Actual results could differ from those estimates.

The accounting and reporting policies of the Company conform to generally accepted accounting principles and general practice within the savings and loan industry. Following is a description of the more significant policies which the Company follows in preparing and presenting its financial statements.

Cash and cash equivalents For purposes of reporting cash flows, the Company considers all cash on hand, deposit accounts and money-market funds to be cash equivalents.

Securities held to maturity Securities classified as held to maturity are those debt securities the Company has the positive intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions. These securities are carried at cost adjusted for amortization of premium and accretion of discount, which are recognized in interest income using the interest method over the period to maturity.

Securities available for sale Securities classified as available for sale are those debt securities that the Company intends to hold for an indefinite period of time, but not necessarily to maturity and marketable equity securities. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company's assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors. Securities available for sale are carried at fair value. The difference between fair value and amortized cost, adjusted for amortization of premium and accretion of discounts, which are recognized in interest income using the interest method over their contractual lives, results in an unrealized gain or loss. Unrealized gains or losses are reported as increases or decreases in stockholders equity, net of the related deferred tax effect. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings.

Securities purchased under agreements to resell Securities purchased under agreements to resell are carried at cost and consist of mortgage backed securities. As of September 30, 1996, the agreement is a 91 day agreement. Securities purchased under agreements to resell averaged approximately $300,000 during 1996.

Loans Loans are stated at the principal amount outstanding less unearned interest income and an allowance for loan losses. Unearned income on consumer loans is recognized as income based on the interest method. Interest income on substantially all other loans is credited to income based on the principal balance outstanding.

Loan origination fees and certain direct loan origination costs are being deferred and recognized over the life of the related loans as an adjustment to interest income using the interest method. Net deferred fees are included as components of the carrying value of the loan.

The Company's policy is to discontinue the accrual of interest income on any loan when, in the opinion of management, there is reasonable doubt as to the timely collectibility of interest or principal. Interest income on these loans is recognized to the extent payments are received, and the principal is considered fully collectible.

Allowance for losses The allowance for loan losses is established through a provision for loan losses charged to operating expenses. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans and current economic conditions that may affect the borrowers' ability to pay. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses, and may require the Bank to make additions to the allowance based on their judgment about information available to them at the time of their examination.

Accounting by creditors for the impairment of a loan On October 1, 1995, the Company adopted Financial Accounting Standards Board Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by FAS 118, which requires loans to be considered impaired when, based on current information and events, it is probable the Company will not be able to collect all amounts due. The portion of the allowance for loans losses applicable to impaired loans is to be computed based on the present value of the estimated future cash flows of interest and principal discounted at the loan's effective interest rate or on the fair value of the collateral for collateral dependent loans. The entire change in present value of expected cash flows of impaired loans or of collateral value is to be reported as bad debt expense in the same manner in which impairment initially was recognized or as a reduction in the amount of bad debt expense that otherwise would be reported. Management had not classified any loans as impaired as of September 30, 1996.

Premises  and  equipment   Premises  and  equipment  are  stated  at  cost  less
accumulated depreciation. Depreciation is provided over the estimated useful lives of the related assets principally on the straight-line basis.

Income taxes Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Earnings per common share Earnings per share is computed based upon the weighted average common shares outstanding during the period plus shares committed to be released by the employee stock ownership plan. Unallocated shares of the Employee Stock Ownership Plan are not considered common shares outstanding.

Accounting for mortgage servicing rights In May 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 122 (Statement 122), "Accounting for Mortgage Servicing Rights." Statement 122 requires the Company to recognize as separate assets rights to service mortgage loans for others, however those servicing rights are acquired. If the Company acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells or securities those loans with servicing rights retained, the Company should allocate the total cost of the mortgage loans to mortgage servicing rights and the loans (without the mortgage servicing rights) based on their relative fair values. The mortgage servicing rights should be amortized in proportion to and over the period of estimated net servicing income.

Statement 122 is effective for fiscal years beginning after December 15, 1995. The Company will be required to adopt Statement 122 for the fiscal year ending September 30, 1997. The Company believes the adoption of Statement 122 will not have a material impact on the consolidated financial statements.

Accounting for stock-based compensation In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 123 (FAS 123), "Accounting for Stock-Based Compensation". FAS 123 established a fair value based method of accounting for stock options and other equity instruments.

FAS 123 permits the continued use of the intrinsic value method included in Accounting Principals Board Opinion 25 (APB-25), "Accounting for Stock Issued to Employees", but regardless of the method used to account for the compensation cost associated with stock option or similar plans, it requires employers to disclose information required by FAS 123.

The Company plans to adopt the disclosure requirements of FAS 123. The disclosure requirement of FAS 123 is effective for fiscal years beginning after December 15, 1995. The Company will be required to include these disclosures in their financial statements for the year ended September 30, 1997.

Accounting for transfers and servicing of financial assets and extinguishments of liabilities In June 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 125 (FAS 125), "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities".

FAS 125 requires that an entity should only recognize those assets that it controls and liabilities it has incurred. Assets should be recognized until control has been surrendered, and liabilities should be recognized until they have been extinguished. Recognition of financial assets and liabilities will not be affected by the sequence of transactions unless the effect of the transactions is to maintain effective control over a transferred financial asset.

FAS 125 is effective for transactions after December 31, 1996. The Company believes the adoption of FAS 125 will not have a material effect on the consolidated financial statements.

Reclassifications Certain reclassifications have been made to the balances as of September 30, 1995, with no effect on net income, to be consistent with the classifications adopted for September 30, 1996.

Note 2.  Conversion to Stock Ownership

On October 5, 1995, CSB Financial Group, Inc. (the "Company") acquired all of the outstanding shares of Centralia Savings Bank (the "Bank") upon the Bank's conversion from a state chartered mutual savings bank to a state chartered capital stock savings bank. The company purchased 100% of the outstanding capital stock of the bank using 50% of the net proceeds from the Company's initial stock offering which was completed on October 5, 1995. The Company sold 1,035,000 shares of $0.01 par value common stock at a price of $8 per share, including 82,800 shares purchased by the Bank's Employee Stock Ownership Plan ("ESOP"). The ESOP shares were acquired by the Bank with proceeds from a Company loan totaling $662. The gross proceeds of the offering were $8,280. After reducing gross proceeds for conversion costs of $696 net proceeds totaled $7,584. The Company's stock trades on the NASDAQ Small Cap market under the symbol "CSBF".

The acquisition of the Bank by the Company is being accounted for like a "pooling of interests" under generally accepted accounting principles. The application of the pooling of interest method records the assets and liabilities of the merged entities on a historical cost basis with no goodwill or other intangible assets being recorded.


 Note 3.  Securities

Amortized cost and fair values of securities are as follows:

                                                 September 30, 1996
                                      ---------------------------------------
                                                  Held to Maturity
                                      ---------------------------------------
                                                             Gross     Gross
                                      Amortized Unrealized Unrealized  Fair
                                         Cost     Gains      Losses    Value
                                       --------------------------------------

Obligations of states
     and political subdivisions ....   $   149  $   - -   $     6     $   143
Mortgage backed securities .........     1,838      111         1       1,948
                                       --------------------------------------

                                       $1,987   $   111   $     7     $ 2,091
                                       ======================================

                                        September 30, 1996
                              --------------------------------------
                                        Available for Sale
                              --------------------------------------
                                          Gross      Gross
                              Amortized Unrealized Unrealized  Fair
                                 Cost     Gains      Losses    Value
                               -------------------------------------

Obligations of states and
     political subdivisions    $   606  $     3     $     6   $    603
U.S. Government and agency      13,477       22          58     13,441
                               ---------------------------------------

                               $14,083  $    25     $    64   $ 14,044
                               =======================================

                                         September 30,  1995
                               ---------------------------------------
                                           Held to Maturity
                               ---------------------------------------
                                          Gross      Gross
                              Amortized Unrealized Unrealized  Fair
                                 Cost     Gains      Losses    Value
                               -------------------------------------

Obligations of states and
     political subdivisions   $   165   $     4   $    - -    $   169
Mortgage backed securities      2,335       182        - -      2,517
U.S. Government and agency      8,479        38         62      8,455
                              ---------------------------------------

                              $10,979   $   224   $     62    $11,141
                              =======================================

                                        September 30, 1995
                              ---------------------------------------
                                          Available for Sale
                              ---------------------------------------
                                          Gross      Gross
                              Amortized Unrealized Unrealized  Fair
                                 Cost     Gains      Losses    Value
                               -------------------------------------


U.S. Government and agency     $ 2,000  $     26  $   - -     $ 2,026
                               ======================================

The amortized cost and fair value of securities held to maturity and available for sale at September 30, 1996, by contractual maturity, are shown below. Maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid without any penalties. Therefore, these securities are not included in the maturity categories in the following maturity summary:

                                                   As of September 30, 1996
                                              ----------------------------------
                                                                   Available
                                              Held to Maturity     for Sale
                                              ----------------------------------
                                             Amortized   Fair  Amortized  Fair
                                                Cost    Value     Cost    Value
                                             -----------------------------------

Less than one year .........................  $   - -  $   - -  $ 6,013  $ 6,020
Due after one year through five years ......      - -      - -    6,465    6,421
Due after five years through ten years .....       41       41      508      506
Due after ten years ........................      108      102    1,097    1,097
Mortgage-backed securities .................    1,838    1,948      - -      - -
                                              ----------------------------------

                                              $ 1,987  $ 2,091  $14,083  $14,044
                                              ==================================

There were no gains or losses on the sale of securities for the years ended September 30, 1996 and 1995.

During 1995, the Financial Accounting Standards Board decided to allow all enterprises to make a one-time reassessment of the classification of securities under FAS 115, "Accounting for Certain Investments in Debt and Equity Securities". The Company transferred debt securities with an amortized cost of $8,602 from the held-to-maturity classification to the available-for-sale classification and recorded, as a component of equity, an unrealized gain of $48, net of $30 of deferred taxes.

As a member of the Federal Home Loan Bank system, the Bank is required to maintain an investment in capital stock of the Federal Home Loan Bank in an amount equal to 1% of its outstanding home loans. No ready market exists for the Bank stock, and it has no quoted market value. For disclosure purposes, such stock is assumed to have a market value which is equal to cost.

There were no securities pledged as collateral for public deposits or for other purposes as required or permitted by law for the year ended September 30, 1996 and securities with a carrying value of $500 were pledged for the year ended September 30, 1995.


Note 4.  Loans

Loans are summarized as follows:

                                                                September 30,
                                                             -----------------
                                                               1996      1995
                                                             -----------------
Mortgage loans:
   One to four family ..................................     $17,812   $13,621
   Commercial real estate ..............................         823       835
   Other loans secured by real estate ..................       1,091       638
                                                             -----------------
              Total mortgage loans .....................      19,726    15,094
                                                             -----------------

Commercial and consumer loans:
   Commercial loans ....................................       1,462       618
   Consumer loans ......................................       4,637     3,323
   Home equity lines of credit .........................         998        18
   Share loans .........................................         316       559
                                                             -----------------
              Total commercial and consumer loans ......       7,413     4,518
                                                             -----------------

Less:
   Allowance for loan losses ...........................       (117)      (113)
   Deferred loan fees ..................................        (23)       (30)
   Unearned income on consumer loans ...................        (68)      (192)
                                                            ------------------
                                                               (208)      (335)
                                                            ------------------

              Loans, net ..............................     $26,931    $19,277
                                                            ==================

Management had not identified any impaired loans as of September 30, 1996

In the normal course of business, the bank makes loans to its executive officers, directors and employees, and to companies and individuals affiliated with officers, directors and employees of the bank and the Company. In the opinion of management, these loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties. The activity in these loans during 1996 is as follows:

Balance as of October 1, 1995 ................................            $ 876
   New loans .................................................              351
   Repayments ................................................             (293)
                                                                          -----

Balance as of September 30, 1996 .............................            $ 934
                                                                          =====


Note 5.  Allowance for Loan Losses

The following is an analysis of the allowance for loan losses:

                                                          Year Ended
                                                         September 30,
                                                       ----------------
                                                        1996      1995
                                                       ----------------

Balance, beginning ..........................          $  113    $   99
   Provision charged to income ..............              64        80
   Charge-offs ..............................             (70)      (70)
   Recoveries ...............................              10         4
                                                       ----------------

Balance, ending .............................          $  117    $  113
                                                       ================


Note 6.  Premises and Equipment

Premises and equipment consist of:

                                                              September 30,
                                                          --------------------
                                                            1996        1995
                                                          --------------------

Land ..................................................   $    136    $     86
Office building .......................................        454         210
Furniture and equipment ...............................        363         295
                                                          --------------------
                                                               953         591
Less accumulated depreciation .........................       (359)       (339)
                                                          --------------------

                                                          $    594    $    252
                                                          ====================


Note 7.  Deposits

At September 30, 1996, the scheduled maturities of CD's are as follows:

Year Ended September 30:      Amount
--------------------------------------------------------------------------------

1997                          $16,553
1998                            3,739
1999                            2,514
2000                            1,115
2001 and thereafter               400
                              -------

                              $24,321
                              =======

Note 8.  Income Taxes

Income taxes for the years ended September 30, 1996 and 1995, consists of the following components:

                                                     Current  Deferred   Total
                                                     -------------------------

1996
   Federal ........................................   $214      $(38)     $176
   State ..........................................     48       (18)       30
                                                      ------------------------
                                                      $262      $(56)     $206
                                                      ========================

1995
   Federal ........................................   $196      $(10)     $186
   State ..........................................    - -        (5)       (5)
                                                      ------------------------
                                                      $196      $(15)     $181
                                                      ========================

Under existing provisions of the Internal Revenue Code and similar sections of the Illinois income tax law, qualifying thrifts may claim bad debt deductions based on the greater of (1) a specified percentage of taxable income, as defined, or (2) actual loss experience. If, in the future, any of the accumulated bad debt deductions are used for any purpose other than to absorb bad debt losses, gross taxable income may result and income taxes may be payable.

The Small Business Job Protection Act became law on August 20, 1996. One of the provisions in this law repealed the reserve method of accounting for bad debts for thrift institutions so that the bad debt deduction described in the preceding paragraph will no longer be effective for tax years beginning after December 31, 1995. The change in the law requires that the tax bad debt reserves accumulated after September 30, 1988 be recaptured into taxable income over a six-year period. The start of the six-year period can be delayed for up to two years if the Company meets certain residential lending thresholds. Deferred taxes have been provided on the portion of the tax reserve for loan loss that must be recaptured.

Retained earnings at September 30, 1996 and 1995, includes approximately $867 of the tax reserve which accumulated prior to 1988, for which no deferred federal income tax liability has been recognized. This amount represents an allocation of income to bad-debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad-debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then-current corporate income tax rate. The unrecorded deferred income tax liability on the above amounts was approximately $336 as of September 30, 1996 and 1995.

Income tax expense differed from the statutory federal rate of 34% for the years ended September 30, 1996 and 1995, as follows:


                                                                 1996     1995
                                                               ----------------

Statutory rate applied to earnings before income tax ....      $   150   $  170
Increase in income taxes resulting from:
   State income taxes, net of federal income tax benefit .          20       (3)
   Other .................................................          36       14
                                                               ----------------

                                                               $   206   $  181
                                                               ================

The net deferred tax liability in the accompanying balance sheets include the following amounts of deferred tax assets and liabilities:


                                                       1996        1995
                                                     -------------------

Deferred tax liability ...........................   $  (235)    $  (206)
Deferred tax asset ...............................       154          44
Valuation allowance for deferred tax assets
                                                     -------------------

                                                     $   (81)   $   (162)
                                                     ===================

The tax effect of principal temporary differences are shown in the following table:


                                                            1996         1995
                                                          ----------------------

Securities market value allowance ..................      $    15     $     (10)
Cash basis adjustment ..............................         (124)         (105)
Allowance for loan losses - book ...................           45            44
Allowance for loan losses - tax ....................          (79)          (57)
FHLB stock basis ...................................           (8)           (8)
Premises and equipment basis .......................          (14)          (14)
SAIF assessment ....................................           94           - -
Other ..............................................          (10)          (12)
                                                          ---------------------
                                                          $   (81)    $    (162)
                                                          =====================


Note 9.  Fair Value of Financial Instruments

Financial Accounting Standard Board Statement of Financial Accounting Standard No. 107 (FAS 107), "Disclosures about Fair Value of Financial Instruments", requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. FAS 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company and its subsidiary.

The following table reflects a comparison of carrying values and the fair values of the financial instruments as of September 30, 1996:

                                                       Carrying  Fair
                                                        Value    Value
                                                       ----------------
Assets:
   Cash and cash equivalents ........................  $ 4,766 $  4,766
   Securities held to maturity ......................    1,987    2,091
   Securities available for sale ....................   14,044   14,044
   Securities purchased under agreements to resell ..      300      300
   Nonmarketable equity securities ..................      165      165
   Accrued interest receivable ......................      331      331
   Loans ............................................   26,931   26,793
Liabilities:
   Deposits .........................................   36,854   36,894
   Accrued interest payable .........................       14       14

The following methods and assumptions were used by the Company in estimating the fair value disclosures for financial instruments:

Cash and due from banks The carrying values reported in the balance sheet for cash and due from banks, including interest earning deposits approximate their fair values. The carrying value for securities purchased under agreements to resell and nonmarketable equity securities approximates their fair values.

Securities Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The carrying value of accrued interest receivable approximates its fair value. The carrying value for equity securities purchased under agreements to resell and nonmarketable equity securities approximates their fair values.

Loans For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for fixed-rate loans are estimated using discounted cash flow analyses using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The carrying value of accrued interest receivable approximates its fair value.

Deposits The fair value disclosed for demand deposits are, by definition, equal to the amount payable on demand at the balance sheet date. The carrying values for variable-rate, demand deposits and savings deposit accounts approximate their fair values at the balance sheet date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits. The carrying value of accrued interest payable approximates its fair value.

Off-balance-sheet instruments Fair values for the Bank's off-balance-sheet instruments, which consist of commitments to extend credit and standby letters of credit, are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The fair value for such financial instruments is nominal.


Note 10.  Capital Ratios

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory--and possibly additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of September 30, 1996, that the Bank meets all capital adequacy requirements to which it is subject.

As of September 30, 1996, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

                                                                                        To Be Well
                                                                                     Capitalized Under
                                                         For Capital                 Prompt Corrective
                                 Actual                Adequacy Purposes             Action Provisions
                       --------------------------- ----------------------------- -------------------------
                          Amount         Ratio        Amount         Ratio        Amount           Ratio
                       -----------------------------------------------------------------------------------
As of September 30,
   1996:
   Total Capital (to
      Risk Weighted
      Assets)
        Consolidated  $        12,925     60.30%   $         1,715     = 8.0%          N/A
        Centralia
           Savings
           Bank       $         8,742     42.18% = $         1,658     = 8.0% = $         2,072     = 10.0%
   Tier I Capital (to
      Risk Weighted
      Assets)
        Consolidated  $        12,087     56.39%   $           857     = 4.0%   $      N/A
        Centralia
           Savings
           Bank       $         7,903     38.14% = $           829     = 4.0% = $         1,243      = 6.0%
   Tier I Capital (to
      Average Assets)
        Consolidated  $        12,087     27.72%   $         1,744     = 4.0%   $      N/A
        Centralia
           Savings
           Bank       $         7,903     19.67% = $         1,607     = 4.0% = $         2,009      = 5.0%

In order to grant priority to eligible account holders in the event of future liquidation, the Bank, at the time of conversion, established a liquidation account in an amount equal to regulatory capital as of September 30, 1995. This amount was $5,575,000. In the event of a future liquidation of the Bank, eligible account holders who continue to maintain their deposit accounts shall be entitled to receive a distribution from the liquidation account. The total amount of the liquidation account will be decreased as the balance of the eligible account holders are reduced subsequent to the conversion, based on an annual determination of such balances. The Bank may not declare or pay a cash dividend to the Company on, or repurchase any of, its capital stock if the effect thereof would cause the net worth of the Bank to be reduced below the amount required for the liquidation account.

The Illinois Savings Bank Act (ISBA) capital distribution regulations restrict the Bank's cash dividend payments or other capital distributions. The ISBA regulations generally provide that an institution can make capital distributions during a calendar year up to 50% of its net income to date during the fiscal year. Any additional capital distributions would require prior notice to the Commissioner. The Company is not subject to these regulatory restrictions on the payment of dividends to its stockholders, however, the ability of the Company to pay future dividends will depend on dividends from the Bank.

Note 11.  Officer, Director and Employee Benefit Plans

Employee Stock Ownership Plan In connection with the conversion, the Bank formed, for eligible employees, an employee stock ownership plan ("ESOP"). The ESOP obtained a term loan from the Company and purchased 82,800 shares of $0.01 par value common stock at the subscription price of $8 per share. Employees who are 21 or older who have completed at least 1,000 hours of service in a twelve month period are eligible to participate. A participant is 100% vested after five years of credited service.

The Bank makes contributions to the ESOP equal to the ESOP's debt service less dividends received by the ESOP. Dividends received by the ESOP on unallocated shares are used to pay debt service. The ESOP shares were pledged as collateral for its debt. As the debt is repaid, shares are released from collateral and allocated to active employees, based on the ratio of debt service paid to total original principal plus the interest to be paid. As shares are committed to be released from collateral, the Bank reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings-per-share calculation. ESOP compensation expense was $92 for the year ended September 30, 1996.

The following table reflects the shares held by the plan as of September 30, 1996:

Shares allocated to participants ....................................      4,487
Unallocated shares (Fair value at September 30, 1996 $743,974) ......     78,313
                                                                          ------

              Total .................................................     82,800
                                                                          ------

Shares committed to be released .....................................      5,611
                                                                          ======

Since the ESOP borrowed from the Company to purchase the shares of common stock, the loan obligation is considered unearned employee stock ownership plan shares and is reflected as a reduction of stockholders' equity.

The Board of Directors of the Company may direct payment of cash dividends be paid in cash to the participants or to be credited to participant accounts and invested.

Profit Sharing Plan The bank has a noncontributory defined contribution profit-sharing plan for all employees who have attained age 21 and one year of service. Nondeductible voluntary contributions are permitted, but none have been made to date. Annually, the Board of Directors determined the contribution to the plan which is allocated to those employees who worked more than 500 hours during the plan year or who are employed at the end of the plan year. The allocations are made without regard to hours of service completed during the plan year. The allocation of the contribution is in proportion to each participant's compensation for the plan year. There have been no contributions for the years ended September 30, 1996 and 1995.

Management Recognition Plan At the annual stockholder's meeting on May 22, 1996 the Management Recognition Plan ("MRP") was approved. The MRP intends to purchase with funds provided by the Company, whether in the open market or from the Holding Company in the form of newly issued shares, 41,400 shares, or 4% of the aggregate number of shares of Common Stock issued and sold in connection with the Conversion for issuance to officers, directors, and employees of the Holding Company. Directors, officers, and employees become vested in the shares of common stock awarded to them under the MRP at a rate of 20% per year, commencing one year after the grant date, and 20% on each anniversary date thereof for the following four years. As of September 30, 1996 there have been no shares purchased for the management recognition plan.

Stock Option Plan At the annual stockholder's meeting on May 22, 1996 the Stock Option Plan ("SOP") was approved. The board has reserved an amount of stock equal to, 103,500 shares, or 10% of the common stock sold in the conversion for issuance under the SOP. The options will be granted by a Committee, comprised of directors, to key employees and directors based on their services. Upon approval of the SOP each nonemployee director was awarded a nondiscretionary grant of a ten-year nonstatutory option to purchase 5,175 shares of common stock. The exercise price of options granted must be at least equal to the fair market value of the common stock on the date the option is granted. The options granted under the plan become exercisable at a rate of 20 percent per year commencing one year after the grant date and 20 percent on each anniversary date for the following four years. As of September 30, 1996, 25,875 options had been granted.

Employment Agreement The Bank has entered into an employment agreement with an executive officer which is renewable on November 30 of each year. The term of the agreement will be automatically renewed for another one-year period, unless the Board of Directors of the Bank gives the executive officer notice 90 days prior to the anniversary date.


Note 12.  Commitments, Contingencies, and Credit Risk

In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the Company's financial statements.

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The contractual amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit written is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. Financial instruments whose contract amounts represent credit risk at September 30, 1996 follows:


                                                                      Range of
                                  Variable                            Rates on
                                    Rate     Fixed Rate     Total    Fixed Rate
                                 Commitments Commitments Commitments Commitments
                                 -----------------------------------------------

Commitment to extend credit ....  $    248    $    882 $    1,130    7.5% - 11%

The Company does not engage in the use of interest rate swaps, futures, forwards
or   option   contracts,   or   other   financial   instruments   with   similar
characteristics.

Stock Repurchase Program On October 10, 1996, the Company's Board of Directors approved a stock repurchase program whereby the Company would repurchase up to 93,150 shares, or 9%, of its outstanding common stock.

Note 13.  Concentration of Credit Risk

The Bank generally originates single-family residential loans within its primary lending area, Marion County. The Bank's underwriting policies require such loans to be made at 80% loan-to-value based upon appraised values unless private mortgage insurance is obtained. These loans are secured by the underlying properties.


Note 14.  Branch Acquisition

On September 13, 1996, the Company acquired the Carlyle, Illinois branch (the "branch") of Kankakee Federal Savings and Loan. The branch had approximately $8.6 million in deposits at the date of acquisition. In addition to assuming the deposit liabilities attributable to the branch, the Company acquired certain assets associated with the branch, including the building. The operations of the branch are included in the Company's Consolidated Statements of Income from the acquisition date and reflect the application of the purchase method of accounting.

Under this method of accounting, the aggregate cost to the Company of the branch was allocated to the assets acquired and the liabilities assumed, based on their estimated fair value as of September 13, 1996. Goodwill in the amount of $343 and core deposit intangible in the amount of $378 was recorded by the Bank in connection with the branch. The goodwill and core deposit intangible will be amortized on a straight-line basis over fifteen years and ten years, respectively.


Note 15.  Savings Association Insurance Fund

Effective September 30, 1996, legislation was enacted to fund the Savings Association Insurance Fund (SAIF) by assessing SAIF insured institutions a one-time special assessment of 65.7 basis points on March 31, 1995 deposits.

The assessment for the bank is $188 as of September 30, 1996. Additionally, as part of the purchase agreement with Kankakee Federal Savings and Loan (Kankakee), the Company agreed to reimburse Kankakee for the portion of Kankakee's assessment which related to the Carlyle, Illinois branch which amounts to $54.

The $242 assessment payable is included in other liabilities in the accompanying balance sheet. The assessment for the Bank is not deductible for tax purposes until paid, therefore, deferred tax assets of $94 have been provided for the tax impact of the assessment.