Form 10KSB, Exhibit 13
period 1997-09-30
CSB FINANCIAL GROUP INC
filed 1997-12-29
CIK 940006

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

         The Bank is an Illinois-chartered stock savings bank. The Bank's deposits are insured by the Federal Deposit Insurance Corporation (the "FDIC") through the Savings Association Insurance Fund (the "SAIF"). The Bank was originally chartered in 1879 as a federally chartered savings and loan association, merged with another savings association in the 1970's and converted to a state-chartered savings bank on July 1, 1993 under its current name of Centralia Savings Bank. The Bank conducts its business through its offices located at 200 South Poplar Street, Centralia, Illinois 62801, telephone number
(618) 532-1918, and 801 12th Street,  Carlyle,  Illinois 62231, telephone number
(618) 594-2478.

         The Bank provides its customers with a broad range of community banking services. The Bank is primarily engaged in the business of attracting deposits from the general public and using such deposits to invest in one- to four-family residential mortgage loans, and, to a lesser extent, multi-family residential, consumer, commercial business and commercial real estate loans. In addition, the Bank invests in U.S. Government and Agency securities, state and municipal obligations and mortgage-backed securities.

                           CSB FINANCIAL GROUP, INC.
                                200 South Poplar
                            Centralia, Illinois 62801
                                 (618) 532-1918
                          ----------------------------

                               PRESIDENT'S MESSAGE
                          ----------------------------




Dear Stockholders:

         This past year was an exciting year for CSB Financial Group, Inc. and the staff of Centralia Savings Bank. It presented various operational challenges and marketing opportunities for the bank. In September 1996, we acquired the Carlyle branch office of Kankakee Federal Savings Bank and in October 1996, we implemented an automated teller machine (ATM) system with debit or credit card capacity and national access capabilities. These additional operational activities tested and tempered our available resources.

         CSB Financial Group, Inc. announced and implemented two separate repurchase programs whereby the Company would repurchase up to 257,975 shares, or 24.9%, of its outstanding common stock. These repurchase programs represented an attractive use of capital relative to other investment alternatives. As of October 30, 1997, the Company has completed the repurchase of 236,675 shares, or 22.9%, of the initial common stock issuance.

         The operational performance of the Company and its subsidiary was anticipated in this transitional year. We expected the costs associated with the Carlyle office operations, the recurring costs of professional and regulatory services related to being a publicly traded company and the initial costs of implementing the ATM system would be an onus to this year's earnings.

         We have developed a series of consumer loan programs which are positioned for the Carlyle market and are expected to produce earnings results during the next fiscal year. While the costs of professional, regulatory and ATM service are inevitable, we continually strive to minimize their impact on earnings. Also, during the fourth quarter of 1997, we took steps to reduce the expense impact of our stock-based employee benefit programs.

         We are enthusiastic about the future operations of CSB Financial Group, Inc. and Centralia Savings Bank. As a new fiscal year begins, we are seeking ways to enhance shareholder value. We will be scrutinizing the advantages of offering insurance and stock brokerage services. We will be evaluating our data processing needs and reviewing the alternative solutions. And, we will be looking at the timing of a dividend program.

         On behalf of the board of directors, management and staff of CSB Financial Group, Inc., I thank you for your continued support.


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

Comparison of Operating Results for the Fiscal Years Ended September 30, 1997 and 1996

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

         The Company's net income for the fiscal year ended September 30, 1997 was $245,000 as compared to $235,000 for the fiscal year ended September 30, 1996. This represents a $10,000, or 4.3%, increase in net income.

         Net Interest Income. The Company's net interest income for the fiscal years ended September 30, 1997 and 1996 were $1,611,000 and $1,592,000, respectively. This represents a $19,000, or 1.2%, increase in net interest income. This is primarily due to the increase in the volume of earning assets exceeding the increase in interest-bearing liabilities.

         Interest income increased $360,000, or 12.4%, from $2,893,000 for the fiscal year ended September 30, 1996 compared to $3,253,000 for the fiscal year ended September 30, 1997. The increase resulted primarily from a $4.0 million increase in the average balance of the Company's interest-earning assets. The increase in the average balances of interest earning assets was due to a $4.9 million increase in the loan portfolio.

         The average balances of mortgage loans increased $3.6 million combined with the 28 basis point increase in the average yield on such loans resulted in a $322,000 increase in the interest income between fiscal years. Additionally, the $1.5 million increase in the average balance of consumer loans combined with the 68 basis point increase in the average yield of these loans resulted in a $158,000 increase in interest income between the fiscal years. The average balance of commercial loans decreased by $119,000 from the prior year while the average yield on commercial loans increased 18 basis points resulting an $8,000 decrease in interest income.

         The average yield of the investment portfolio decreased 21 basis points while the average balance increased by $179,000 resulting in a $19,000 decrease in interest income. The $679,000 decrease in the average balance of mortgage-backed securities offset the 14 basis point increase in the average yield of these securities resulting in a $62,000 decrease in interest income between fiscal years.

         Interest expense increased $341,000, or 26.2%, to $1,642,000 for the fiscal year ended September 30, 1997 from $1,301,000 for the fiscal year ended September 30, 1996. This increase primarily resulted from a $5.1 million increase in the average balance of interest-bearing liabilities combined with a 33 basis point increase in the average cost of these same interest-bearing liabilities. The primary cause of the increase in interest expense is an increase in the average balance of certificate of deposits of $1,880,000 combined with a 75 basis point increase in the cost of these funds.

         Provision for Loan Losses. The Company's provision for loan losses for the fiscal year ended September 30, 1997 was $90,000, compared to $64,000 for the fiscal year ended September 30, 1996. Management evaluates the adequacy of the Company's allowance for loan losses on a quarterly basis and may, based on such review, adjust the amount of the provision for loan losses. Nonperforming loans are considered as part of this review. Nonperforming loans totaled $385,000 as of September 30, 1997 as compared to $252,000 as of September 30, 1996.

         Non-Interest Income. The Company's non-interest income for the fiscal year ended September 30, 1997 was $154,000, as compared to $61,000 for the fiscal year ended September 30, 1996. This represents a $93,000, or 152.5%, increase in non-interest income. The increase resulted primarily from a $54,000 increase in gain on sale of securities combined with a $25,000 increase in service charges on deposits and a $14,000 increase in other non-interest income fees.

         Non-Interest Expense. The Company's non-interest expense for the fiscal year ended September 30, 1997 was $1,319,000, as compared to $1,148,000 for the fiscal year ended September 30, 1996. The $171,000 increase in non-interest expense is due to a $182,000 increase in compensation and employee benefits, a $32,000 increase in occupancy and equipment, a $25,000 increase in data processing, a $15,000 increase in professional fees, and a $152,000 increase in the other noninterest expenses. These increases were partially offset by a decrease of $235,000 in the SAIF deposit insurance.

         Compensation and Employee Benefits expense increased $182,000 to $628,000 for the fiscal year ended September 30, 1997. This increase was primarily due to the acquisition of the Carlyle branch in September 1996.

         SAIF deposit insurance decreased by $235,000 for the fiscal year ended September 30, 1997. During the fiscal year ended September 30, 1996, the Bank paid a one time special FDIC assessment of $188,000 and reimbursed the seller of the Carlyle branch $54,000 for the assessment related to those deposits. The decrease in the SAIF deposit insurance was due to a lower premium rate in 1997 which resulted from the recapitalization of the Savings Association Insurance Fund.

         Other non-interest expenses increased $152,000 to $357,000 for the fiscal year ended September 30, 1997 as compared to $205,000 for the fiscal year ended September 30, 1996. The primary reason for the increase was the acquisition of the Carlyle branch in September 1996 including amortization of intangible assets totaling $62,000 and general operating expenses for that branch.

         Provision for Income Taxes. The Company's provision for income taxes for the fiscal year ended September 30, 1997 was $111,000, as compared to $206,000 for the fiscal year ended September 30, 1996. This represents a $95,000, or 46.1%, decrease in the provision for income taxes.

Comparison of Financial Condition as of September 30, 1997 and 1996

         General. At September 30, 1997, the Company's total assets were $48.5 million, a decrease of $1.5 million, or 3.0%, as compared to $50.0 million at September 30, 1996. The decrease resulted from a decrease in cash and cash equivalents of $2.1 million, or 43.9%, which was partially offset by the $491,000 increase in investment securities, and the $203,000 increase in loans, net of the allowance for loan losses. The decrease in cash and cash equivalents was primarily due to the repurchase of the Company's common stock during the year ended September 30, 1997.

         Loans. Loans, net of the allowance for loan losses, at September 30, 1997 were $27.1 million, an increase of $203,000, or 0.7%, compared to $26.9 million for the fiscal year ended September 30, 1996. Mortgage loans increased $731,000, or 3.7%, and consumer loans increased $134,000, or 2.9%, as compared to the fiscal year ended September 30, 1996. Commercial loans decreased $449,000, or 30.7%, to $1,013,000 for the year ended September 30, 1997 as compared to $1,462,000 for the year ended September 30, 1996. Home equity lines of credit and share loans decreased $182,000 and $50,000, respectively. This was a decrease of 18.2% and 15.8%, respectively, as compared to fiscal year ended September 30, 1997. Personnel changes and competitive pressures at the Carlyle branch during the first two quarters of fiscal year 1997 were the primary cause for the nominal growth in net loans.

         Average loan balances for 1997 amounted to $27.2 million, an increase of $4.9 million, or 22.1%, over the previous fiscal year. The Company continues to emphasize consumer and commercial lending. The increase in average balances between fiscal years is attributed to the Carlyle branch office acquisition in September 1996. This acquisition accounted for $2.6 million in mortgage loans, $1.2 million in consumer loans and $62,000 in commercial loans.

         The residential mortgage loans increased $1.1 million during 1997, or 6.2%, to $19.0 million as compared to $17.9 million for the fiscal year ended September 30, 1996. During 1997, loan originations for residential mortgage loans amounted to $2.1 million as compared to $3.9 million in originations for the prior fiscal year.

         Residential mortgage loans represents 69.7% of gross loans. Consumer loans, consisting primarily of automobile loans, made up 21.4% of gross loans, commercial loans made up 3.7% of gross loans, and non-residential real estate loans comprised 5.2% of the portfolio at September 30, 1997.

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

         Nonperforming loans as of September 30, 1997 amounted to 385,000 or .8% of total assets as compared to $252,000 or .50% of total assets as of September 30, 1996.

         The following table sets forth an analysis of the Company's gross allowance for possible loan losses for the periods indicated.

                                                                                     For the
                                                                                   Fiscal Year
                                                                                      Ended
                                                                                   September 30,
                                                                                  --------------
                                                                                   1997    1996
                                                                                  ------  ------
                                                                                  (In Thousands)
Allowance at beginning of period ..........................................       $  117  $  113
Provision for loan losses .................................................           90      64
Recoveries:
    Consumer loans ........................................................            1      10
                                                                                  --------------
          Total recoveries ................................................            1      10
                                                                                  --------------

Charge-offs:
    One- to four-family loans .............................................           2       --
    Consumer loans ........................................................          37       48
    Commercial ............................................................           4       22
                                                                                  --------------
          Total charge-offs ...............................................          43       70
                                                                                  --------------
          Net charge-offs .................................................         (42)     (60)
                                                                                  --------------
          Balance at end of period ........................................      $  165   $  117
                                                                                 ===============

Ratio of allowance for loan losses to gross loans outstanding at
    the end of the period .................................................       0.60%    0.43%
Ratio of net charge offs to average loans outstanding net during the period       0.15%    0.27%
Ratio of allowance for loan losses to total nonperforming loans
    at the end of the period ..............................................      42.86%   46.43%

         Securities. Securities represented 35.0% of total assets as of September 30, 1997 compared to 32.4% of total assets as of September 30, 1996. Securities increased $791,000, 4.9%, from $16.2 million to $17.0 million as of September 30, 1997. At September 30, 1997, the Company held approximately $17.0 million in securities of which $16.8 million were held as available for sale, and $210,000 were non-marketable equity securities. Of the $17.0 million in securities, $14.7 million, or 86.4%, were U. S. Government and agency securities, $770,000, or 4.5%, were obligations of state and political subdivisions, $210,000, or 1.2%, were non-marketable equity securities and $1.3 million, or 7.9%, were mortgage-backed securities.

         Deposits. At September 30, 1997, total deposits amounted to $36.6 million, or 75.4%, of total assets. Total deposits decreased $268,000, or 0.7% from September 30, 1996. A $804,000 decline in time deposits greater than $100,000 coupled with a $384,000 decline in savings deposits partially offset a $319,000 and $601,000 increase in demand deposits and other time deposits, respectively.

Return on Equity and Assets

         Net income for the fiscal year ended September 30, 1997 was $245,000 as compared to $235,000 for the fiscal year ended September 30, 1996.

         Return on average assets (ROA) for the year ended September 30, 1997 was .51% as compared to .55% for the year ended September 30, 1996.

         Return on average equity (ROE) for the year ended September 30, 1997 was 2.05% as compared to 1.87% for the year ended September 30, 1996. The stock repurchase programs implemented by the Company during the year ended September 30, 1997 had a positive impact on ROE. The Company purchased 174,175 shares of its common stock from the open market.

         The average equity to average assets ratio as of September 30, 1997 was 24.9% as compared to 29.6% as of September 30, 1996. The primary cause for the decrease was the repurchase of the Company's common stock.

Average Balance Sheet

         The following table presents the average balance sheet for the Company for the years ended September 30, 1997 and 1996, the interest on interest earning assets and interest bearing liabilities and the related average yield or cost. The yields and costs are derived by dividing income or expense by the average balance of the related asset or liability for the periods shown. Average balances were determined from averaging month-end balances.

                                                           For the Fiscal Year Ended September 30,
                                                -------------------------------------------------------------
                                                             1997                          1996
                                                -------------------------------------------------------------
                                                                       (In  Thousands)
                                                  Average  Interest &   Yield/  Average  Interest &   Yield/
                                                  Balance   Dividends    Cost   Balance   Dividends    Cost
                                                ------------------------------  -----------------------------
Interest-earning assets:
  Mortgage loans (5) ..........................  $ 20,122   $  1,544    7.67%   $ 16,542  $  1,222     7.39%
  Commercial loans (5) ........................     1,139         99    8.69%      1,258       107     8.51%
  Consumer loans (5) ..........................     5,949        521    8.76%      4,491       363     8.08%
                                                 -------------------            ------------------
        Total loans, net ......................  $ 27,210   $  2,164    7.95%   $ 22,291 $   1,692     7.59%

  Mortgage-backed securities (3) ..............     1,412        135    9.56%   $  2,091 $     197     9.42%
  Investment securities (2)(3)(6) .............    14,192        823    5.80%     14,013       842     6.01%
  Interest-bearing deposits ...................     2,285        118    5.16%      2,728       150     5.50%
  FHLB stock (3) ..............................       187         13    6.95%        176        12     6.82%
                                                 -------------------            ------------------
        Total interest-earning assets .........  $ 45,286   $  3,253    7.18%   $ 41,299  $  2,893     7.01%

Non-interest earning assets:
  Office properties and equipment, net ........  $    607                       $    282
  Real estate, net ............................         5                             --
  Other non-interest earning assets ...........     2,145                            867
                                                 --------                       --------
        Total assets ..........................  $ 48,043                       $ 42,448
                                                 ========                       ========

Interest-bearing liabilities:
  Passbook accounts ...........................  $  3,590   $     92    2.56%   $   2,952  $     91     3.08%
  NOW accounts ................................     5,098         95    1.86%       4,393        76     1.73%
  Money market accounts .......................     3,818        121    3.17%       1,918        64     3.34%
  Certificates of deposit .....................    22,213      1,334    6.01%      20,333     1,070     5.26%
                                                 -------------------            -------------------
        Total deposits ........................  $ 34,719   $  1,642    4.73%   $  29,596  $  1,301     4.40%
        Total interest-bearing ................  $ 34,719   $  1,642    4.73%   $  29,596  $  1,301     4.40%
liabilities

Non-interest bearing liabilities:
  Non-interest bearing deposits ...............  $  1,001                       $     19
  Other liabilities ...........................       355                            273
                                                 --------                       --------
        Total liabilities .....................    36,075                       $ 29,888
Stockholders' equity ..........................    11,968                         12,560
                                                 --------                       --------
        Total liabilities and retained
          earnings ............................  $ 48,043                       $ 42,448
                                                 ========                       ========

Net interest income ...........................             $  1,611                      $  1,592
                                                            ========                      ========

Interest rate spread (4) ......................                         2.45%                           2.61%
Net interest margin (1) .......................                         3.56%                           3.85%
Ratio of average interest-earning assets
  to average interest-bearing liabilities .....        130.44%                        139.54%

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

                                   1997 Compared to 1996        1996 Compared to 1995
                                 Increase (Decrease) Due To  Increase (Decrease) Due To
                                   Rate    Volume   Net        Rate   Volume     Net
                                 ------------------------     ------------------------
                                        (In Thousands)            (In Thousands)
Interest-earning assets:
  Mortgage loans ..............  $   47   $  275   $  322     $   40  $   139   $  179
  Commercial loans ............       2      (10)      (8)       (25)      61       36
  Consumer loans ..............      30      128      158        (11)     131      120
                                 -----------------------------------------------------
        Total loans ...........      79      393      472          4      331      335

  Mortgage-backed securities ..       3      (65)     (62)       (10)     (41)     (51)
  Investment  securities ......     (29)      10      (19)       (68)     160       92
  Interest-bearing deposits ...      (9)     (23)     (32)        (5)      74       69
  FHLB stock ..................      --        1        1         --       (1)      (1)
                                 -----------------------------------------------------
        Total net change income
          on interest-earning
          assets ..............      44      316      360        (79)     523      444
                                 -----------------------------------------------------

Interest-bearing liabilities:
  Passbook ....................     (15)      16        1         20      (12)       8
  NOW accounts ................       6       13       19         (2)      12       10
  Money market accounts .......      (3)      60       57          6      (26)     (20)
  Certificates of deposit .....     152      112      264         19       81      100
                                 -----------------------------------------------------
        Total net change in
          expense on interest-
          bearing liabilities .     140      201      341         43       55       98
                                 -----------------------------------------------------
        Net change in net
          interest income .....  $  (96)  $  115  $    19    $  (122)  $   468  $  346
                                 =====================================================

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

         At September 30, 1997, the Company's interest-bearing liabilities either maturing or repricing within one year exceeded its interest-earning assets either maturing or repricing within one year by $2.8 million, representing a cumulative one-year interest-rate sensitivity gap of negative 5.9%. During periods of rising interest rates, it is expected that the yield on the Company's interest-earning assets would rise more slowly than the cost on its interest-bearing liabilities, which would be expected to have a negative effect on net interest income. A decrease in interest rates would have the opposite effect on net interest income, as the interest rates paid on interest-bearing liabilities would fall more rapidly than would the interest rates earned on interest-earning assets.

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

         The Company's investment securities portfolio had an average maturity of 3.3 years, excluding mortgage-backed securities, as of September 30, 1997. The Company is in the process of creating an investment securities portfolio with more evenly staggered maturities. The Company also intends to attract longer-term certificates of deposits by pricing such deposits competitively on a case-by-case basis, thereby making the Company's liabilities less interest-rate sensitive.

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

         The primary investing activity of the Company is the origination of one-to-four-family residential mortgage loans. During each of the fiscal years ended September 30, 1997 and 1996, the Company originated one-to-four-family residential mortgage loans in the amount of $2.1 million and $3.9 million, respectively. These activities were funded primarily by principal repayments on loans, payments on mortgage-backed securities and maturities of investment securities.

         The net cash used for investing activities for the fiscal year ended September 30, 1997 totaled $553,000. Investment activities included the purchase of securities which totaled $10.1 million and $8.6 million for the fiscal year ended September 30, 1997 and 1996, respectively. Sources of cash for investing activities was provided by operating activities and cash and cash equivalents held at the beginning of the fiscal year.

         The Company must maintain an adequate level of liquidity to ensure the availability of sufficient funds to support loan growth and deposit withdrawals, satisfy financial commitments and take advantage of investment opportunities. During the fiscal year ended September 30, 1997 and 1996, the Company used its sources of funds primarily to fund loan commitments, pay maturing certificates of deposits and satisfy deposit withdrawals. At September 30, 1997, the Company had commitments to extend credit in the amount of $1.3 million. These commitments were comprised of variable-rate and fixed-rate commitments in the amounts of $330,000 and $933,000, respectively. The range of rates on fixed-rate commitments was 8.25% to 11.25%.

         At September 30, 1997, certificates of deposits totaled $24.1 million, or 65.9% of total deposits, as compared to $24.3 million, or 66.0% of total deposits for fiscal year ended September 30, 1996. Time deposits over $100,000 accounted for $1.1 million and $1.9 million as of September 30, 1997 and 1996, respectively, of the certificate of deposit totals. Historically, the Company has been able to retain a significant amount of its maturing deposits by increasing the interest rates earned by the certificates of deposit. Because deposit insurance premiums paid by commercial banks on BIF-insured deposits have been drastically reduced, the Company may find it more difficult to retain such deposits. Management believes it will have adequate resources to fund maturing deposits and withdrawals from additional deposits, proceeds of scheduled repayments of loans as well as from payments received on investment and mortgage-backed securities.

         Capital. The Company is required to maintain a specific amount of capital pursuant to the regulations of the Commissioner of Savings and Residential Finance and the Federal Deposit Insurance Corporation (FDIC). As of September 30, 1997, the Company was in compliance with all regulatory capital requirements with a Tier 1 capital to risk-weighted assets ratio of 50.4%, compared to the minimum ratio required of 4.0%, total capital to risk-weighted assets ratio of 51.2% compared to the minimum ratio required of 8.0% and a Tier 1 capital to average assets ratio of 22.9% compared to the minimum ratio required of 4.0%.

         The Company continues to maintain a strong capital position to support its capital requirements. Stockholders' equity decreased $1.1 million to $11.7 million as of September 30, 1997. This decrease was due to the repurchase $1.6 million of the Company's common stock.

Impact of New Accounting Pronouncements

         Earnings per Share Statement of Financial Accounting Standard No. 128, "Earnings per Share" (FAS 128), was issued in February 1997 by the Financial Accounting Standards Board. The standard replaces the presentation of primary earnings per share (EPS) with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for entities with complex capital structures. Basic EPS is computed as net income available to common stockholders divided by the weighted average common shares outstanding. The standard is effective for financial statements issued for periods ending after December 15, 1997. The Company does not believe the adoption of the standard will have a material impact on the consolidated financial statements.

         If SFAS 128 had been in effect during the year ending September 30, 1997, the following per share amounts would have been reported:

                                                           Year Ended
                                                       September 30, 1997
                                                     -----------------------
Basic earnings per share                                     $0.28
Diluted earnings per share                                   $0.27

         Disclosure of Information about Capital Structure Statement of Financial Accounting Standard No. 129, "Disclosure of Information about Capital Structure" (FAS 129), was issued in February 1997 by the Financial Accounting Standards Board. The standard requires an entity to explain the pertinent rights and privileges of the various securities outstanding. The standard is effective for financial statement periods ending after December 15, 1997. The Company does not believe the adoption of the standard will have a material impact on the consolidated financial statements.

         Reporting Comprehensive Income Statement of Financial Accounting Standard No. 130, "Reporting Comprehensive Income" (FAS 130), was issued in July 1997 by the Financial Accounting Standards Board. The standard establishes reporting of comprehensive income for general purpose financial statements. Comprehensive income is defined as the change in equity of a business enterprise during a period and all other events and circumstances from nonowner sources. The standard is effective for financial statement periods beginning after December 15, 1997. The Company does not believe the adoption of the standard will have a material impact on the consolidated financial statements.

         Disclosures about Segments of an Enterprise and Related Information Statement of Financial Accounting Standard No. 131, "Disclosures about Segments of an Enterprise and Related Information" (FAS 131), was issued in July 1997 by the Financial Accounting Standards Board. The standard requires the Corporation to disclose the factors used to identify reportable segments including the basis of organization, differences in products and services, geographic areas, and regulatory environments. FAS 131 additionally requires financial results to be reported in the financial statements for each reportable segment. The standard is effective for financial statement periods beginning after December 15, 1997. The Company does not believe they will have any reportable segments.

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

         The assessment for the Bank was $188,000 as of September 30, 1996. Additionally, as part of the purchase agreement with Kankakee Federal Savings and Loan (Kankakee), the Company agreed to reimburse Kankakee for the portion of Kankakee's assessment which related to the Carlyle, Illinois branch which was approximately $54,000.

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

Year 2000 Compliance

         The Year 2000 compliance issue exists because many computer systems and applications currently use two-digit fields to designate a year. As the century date change occurs, date-sensitive systems may either fail or not operate properly unless the underlying programs are modified or replaced.

         The Bank has initiated a program to assure that all computer applications will be Year 2000 compliant. This program includes the monitoring and testing of the Bank's outside data processing provider and other vendors Year 2000 compliance progress.

         The Bank is continuing to assess the extent of programming changes required to address this issue. Although final cost estimates have not been determined, it is not expected that these expenses will have a material impact on the Company's or the Bank's financial condition, liquidity, or results of operations.

                          INDEPENDENT AUDITOR'S REPORT


To the Stockholders and Board of Directors
CSB Financial Group, Inc.
Centralia, Illinois


We have audited the accompanying consolidated balance sheets of CSB Financial Group, Inc. and subsidiary as of September 30, 1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CSB Financial Group, Inc. and subsidiary as of September 30, 1997 and 1996, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.



/s/ McGLADREY & PULLEN, LLP


Champaign, Illinois
October 24, 1997

CSB FINANCIAL GROUP, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
September 30, 1997 and 1996
(in thousands, except share data)

ASSETS
                                                                       1997      1996
----------------------------------------------------------------------------------------
Cash and due from banks ...........................................  $  1,687   $    598
Interest-bearing deposits .........................................       988      4,168
                                                                     -------------------
              Cash and cash equivalents ...........................     2,675      4,766
Securities:
   Held to maturity ...............................................        --      1,987
   Available for sale .............................................    16,777     14,044
   Nonmarketable equity securities ................................       210        165
Securities purchased under agreements to resell ...................        --        300
Loans, net of allowance for loan losses of $165 in 1997 and
   $117 in 1996 ...................................................    27,134     26,931
Premises and equipment ............................................       602        594
Accrued interest receivable .......................................       290        331
Intangible assets .................................................       660        722
Other assets ......................................................       186        176
                                                                     -------------------
              Total assets ........................................  $ 48,534   $ 50,016
                                                                     ===================

LIABILITIES AND STOCKHOLDERS'  EQUITY
LIABILITIES:
   Deposits:
      Demand ......................................................  $  9,073   $  8,754
      Savings .....................................................     3,395      3,779
      Time deposits > $100,000 ....................................     1,085      1,889
      Other time deposits .........................................    23,033     22,432
                                                                     -------------------
              Total deposits ......................................    36,586     36,854
   Other liabilities ..............................................        52        297
   Deferred income taxes ..........................................       244         81
                                                                     -------------------
              Total liabilities ...................................    36,882     37,232
                                                                     -------------------

COMMITMENTS, CONTINGENCIES AND CREDIT RISK

STOCKHOLDERS' EQUITY
   Preferred stock, $0.01 par value; 100,000 shares authorized;
      none issued and outstanding .................................        --         --
   Common stock, $0.01 par value; authorized 2,000,000 shares;
      1,035,000 shares issued .....................................        10         10
   Paid-in capital ................................................     7,813      7,586
   Retained earnings ..............................................     6,039      5,794
   Unrealized gain (loss) on securities available for sale, net  of
      income tax effect ...........................................       110        (24)
   Unearned employee stock ownership plan shares ..................      (202)      (582)
   Management recognition plan ....................................      (589)
                                                                     -------------------
                                                                       13,181     12,784
   Less cost of treasury stock; 1997 132,775 shares ...............    (1,529)        --
                                                                     -------------------
              Total stockholders' equity ..........................    11,652     12,784
                                                                     -------------------

              Total liabilities and stockholders' equity ..........  $ 48,534   $ 50,016
                                                                     ===================

See Notes to Consolidated Financial Statements.

CSB FINANCIAL GROUP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
Years Ended September 30, 1997 and 1996
(in thousands, except share data)

                                                                      1997      1996
--------------------------------------------------------------------------------------
Interest income:
   Loans and fees on loans .......................................  $  2,164  $  1,692
   Securities:
      Taxable ....................................................       936     1,026
      Nontaxable .................................................        35        25
   Other .........................................................       118       150
                                                                    ------------------
                                                                       3,253     2,893
                                                                    ------------------
Interest expense:
   Deposits ......................................................     1,642     1,301
                                                                    ------------------
              Net interest income ................................     1,611     1,592

Provision for loan losses ........................................        90        64
                                                                    ------------------
              Net interest income after  provision for loan losses     1,521     1,528
                                                                    ------------------

Noninterest income:
   Service charges on deposits ...................................        72        47
   Gain on sale of securities ....................................        54        --
   Other .........................................................        28        14
                                                                    ------------------
                                                                         154        61
                                                                    ------------------
Noninterest expense:
   Compensation and employee benefits ............................       628       446
   Occupancy and equipment .......................................        91        59
   Data processing ...............................................        95        70
   SAIF deposit insurance ........................................        20       255
   Professional fees .............................................       128       113
   Other .........................................................       357       205
                                                                    ------------------
                                                                       1,319     1,148
                                                                    ------------------

              Income before income taxes .........................       356       441
Income taxes .....................................................       111       206
                                                                    ------------------

              Net income .........................................  $    245   $   235
                                                                    ==================

              Earnings per share .................................  $   0.27   $  0.25
                                                                    ==================

              Weighted average shares outstanding ................   900,784    958,648
                                                                    ===================

See Notes to Consolidated Financial Statements.

CSB FINANCIAL GROUP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended September 30, 1997 and 1996
(In thousands, except share data)


                                                         Preferred     Common     Paid-In
                                                           Stock        Stock     Capital
                                                         --------------------------------
Balance at September 30, 1995 ...................        $     --     $     --   $     --
   Net proceeds from 1,035,000 shares of common
      stock issued in conversion ................              --           10      7,574
   Employee stock ownership plan shares allocated              --           --         12
   Change in unrealized gain (loss) on securities
      available for sale ........................              --           --         --
   Net income ...................................              --           --         --
                                                         --------------------------------

Balance at September 30, 1996 ...................              --           10      7,586

   Employee stock ownership plan shares allocated              --           --         20
   Purchase of treasury stock
   Grant of 62,100 shares for management
      recognition plan ..........................              --           --        207
   Management recognition plan shares allocated
   Change in unrealized gain (loss) on securities
      available for sale ........................              --           --         --
   Net income ...................................              --           --         --
                                                         --------------------------------

Balance at September 30, 1997 ...................        $     --      $    10   $  7,813
                                                         ================================

See Notes to Consolidated Financial Statements.

CSB FINANCIAL GROUP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended September 30, 1997 and 1996
(In thousands, except share data)

                                                  --------------------------------------------------------------------------
                                                            Unrealized     Unearned
                                                            Gain (Loss)     Employee
                                                           on Securities     Stock       Management
                                                  Retained    Available     Ownership     Recognition    Treasury
                                                  Earnings    for Sale     Plan Shares       Plan         Stock      Total
                                                  --------------------------------------------------------------------------

Balance at September 30, 1995 ................    $  5,559    $     16      $     --       $     --      $     --   $  5,575
  Net proceeds from 1,035,000 shares of
    common stock issued in conversion ........          --          --          (662)            --            --      6,922
Employee stock ownership plan shares allocated          --          --            80             --            --         92
Change in unrealized gain (loss) on securities
  available for sale .........................          --         (40)           --             --            --        (40)
Net income ...................................         235          --            --             --            --        235
                                                  --------------------------------------------------------------------------

Balance at September 30, 1996 ................       5,794         (24)          (582)            --            --     12,784

Employee stock ownership plan shares allocated          --          --             49             --            --         69
Purchase of treasury stock ...................          --          --            331             --        (1,943)    (1,612)
Grant of 62,100 sahres for management
  recognition plan ...........................          --          --             --           (621)          414         --
Management recognition plan shares allocated .          --          --             --             32            --         32
Change in unrealized gain (loss) on securities
  available for sale .........................          --         134             --             --            --        134
Net income ...................................         245          --             --             --            --        245
                                                   --------------------------------------------------------------------------

Balance at September 30, 1997 ................     $ 6,039    $    110       $   (202)      $   (589)     $ (1,529)  $ 11,652
                                                   ==========================================================================

See Notes to Consolidated Financial Statements.

CSB FINANCIAL GROUP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended September 30, 1997 and 1996
(in thousands)

                                                                         1997         1996
-------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income ......................................................   $    245     $   235
   Adjustments to reconcile net income to net cash provided by operating activities:
      Provision for loan losses ....................................         90          64
      Provision for depreciation ...................................         40          20
      Amortization of intangible assets ............................         62          --
      Employee stock ownership plan compensation expense ...........         69          92
      Management recognition plan compensation expense .............         32          --
      Deferred income taxes ........................................         80         (56)
      Gain on sale of securities ...................................        (54)         --
      Amortization and accretion of securities .....................        (36)         (3)
      Change in assets and liabilities:
        (Increase) decrease in accrued interest receivable .........         41         (23)
        Decrease in other assets ...................................         18         528
        Decrease in other liabilities ..............................       (245)         (4)
                                                                       --------------------
              Net cash flows from operating activities .............        342         853
                                                                       --------------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Securities available for sale:
      Purchases ....................................................    (10,124)     (7,978)
      Proceeds from sales ..........................................      2,726          --
      Proceeds from maturities and paydowns ........................      6,600       4,527
   Securities held to maturity:
      Purchases ....................................................         --        (596)
      Proceeds from maturities .....................................         --         986
      Proceeds from sales ..........................................        359          --
   Nonmarketable equity securities:
      Purchases of nonmarketable equity securities .................        (45)         --
   (Increase) decrease in securities purchased under agreements
      to resell ....................................................        300        (300)
   Loan originations, net of principal payments on loans ...........       (321)     (3,873)
   Purchases of premises and equipment .............................        (48)        (67)
   Purchase of branch, net of cash acquired ........................         --       3,852
                                                                       --------------------
              Net cash flows from investing activities .............       (553)     (3,449)
                                                                       --------------------

CASH FLOWS FROM FINANCING ACTIVITIES
   Increase (decrease) stock conversion deposits ...................   $     --    $ (9,193)
    Proceeds from sale of common stock, net of offering cost .......         --       6,922
   Net decrease in demand deposits, NOW accounts
      passbook savings accounts ....................................        (65)     (1,043)
   Net decrease in time deposits ...................................       (203)       (230)
   Purchase of treasury stock ......................................     (1,612)         --
                                                                       --------------------
              Net cash flows from financing activities .............     (1,880)     (3,544)
                                                                       --------------------
              Net decrease in cash and cash equivalents ............     (2,091)     (6,140)
Cash and cash equivalents, beginning of year .......................      4,766      10,906
                                                                      --------------------
Cash and cash equivalents, end of year .............................   $  2,675    $  4,766
                                                                       ====================

Cash paid during the year for:
   Interest ........................................................   $  1,643    $  1,295
                                                                       ====================
   Income taxes ....................................................   $     47    $    264
                                                                       ====================

CSB FINANCIAL GROUP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended September 30, 1997 and 1996
(in thousands)

                                                                         1997         1996
-------------------------------------------------------------------------------------------
Supplemental Disclosures of Investing and Financing Activities:
   Change in unrealized gain (loss) on securities available for sale   $    217    $    (65)
                                                                       ====================
   Change in deferred income taxes attributable to the unrealized
      gain (loss) on securities available for sale .................   $     83    $    (25)
                                                                       ====================

Transfer of securities from held to maturity to available for sale .   $  1,657    $  8,602
                                                                       ====================

Transfer to other real estate owned ................................   $     28    $     --
                                                                       ====================
Assets acquired:
   Loans ...........................................................   $     --    $  3,845
   Premises and equipment ..........................................         --         295
   Accrued interest receivable .....................................         --          18
   Intangible assets ...............................................         --         722
    Other assets ...................................................         --           6
Liabilities assumed:
   Demand deposits .................................................         --      (2,764)
   Savings deposits ................................................         --        (937)
   Time deposits ...................................................         --      (4,923)
   Other liabilities ...............................................         --        (114)
                                                                       --------------------
              Purchase of branch, net of cash acquired .............   $     --    $ (3,852)
                                                                       ====================

See Notes to Consolidated Financial Statements.

CSB FINANCIAL GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS, EXCEPT SHARE DATA)
--------------------------------------------------------------------------------

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

Securities available for sale Securities classified as available for sale are those debt securities that the Company intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company's assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors. Securities available for sale are carried at fair value. The difference between fair value and amortized cost, adjusted for amortization of premium and accretion of discounts, which are recognized in interest income using the interest method over their contractual lives, results in an unrealized gain or loss. Unrealized gains or losses are reported as increases or decreases in stockholders equity, net of the related deferred tax effect. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings.

Securities purchased under agreements to resell Securities purchased under agreements to resell are carried at cost and consist of mortgage backed securities.

Nonmarketable equity securities Nonmarketable equity securities consist of the Banks' required investment in the capital stock of the Federal Home Loan Bank. This investment is carried at cost as the fair value is not readily determinable.

Loans Loans are stated at the principal amount outstanding less unearned interest income and an allowance for loan losses. Interest income on principally all loans is credited to income based on the principal balance outstanding.

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

Loans are considered impaired when, based on current information and events, it is probable the Company will not be able to collect all amounts due. The portion of the allowance for loans losses applicable to impaired loans would be computed based on the present value of the estimated future cash flows of interest and principal discounted at the loan's effective interest rate or on the fair value of the collateral for collateral dependent loans. The entire change in present value of expected cash flows of impaired loans or of collateral value is reported as bad debt expense in the same manner in which impairment initially was recognized or as a reduction in the amount of bad debt expense that otherwise would be reported. Management had not classified any loans as impaired as of September 30, 1997 or 1996.

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

Intangible assets Core deposit intangible and goodwill were recorded as part of the acquisition of the Carlyle branch in 1996. Core deposit intangible is being amortized by the straight line method over a ten year period. Goodwill is being amortized by the straight line method over a fifteen year period.

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

Earnings per common share Earnings per share are determined by dividing net income for the period by the weighted average number of shares of common stock and common stock equivalents outstanding. Common stock equivalents assume exercise of stock options and use of proceeds to purchase treasury stock at the average market price for the period. Unallocated shares of the ESOP are not considered outstanding.

Reclassifications Certain reclassifications have been made to the balances as of September 30, 1996, with no effect on net income, to be consistent with the classifications adopted for September 30, 1997.

Effect of New Accounting Standards

   Earnings per Share Statement of Financial Accounting Standard No. 128, "Earnings per Share" (FAS 128), was issued in February 1997 by the Financial Accounting Standards Board. The Statement replaces the presentation of primary earnings per share (EPS) with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for entities with complex capital structures. Basic EPS is computed as net income available to common stockholders divided by the weighted average common shares outstanding. The Statement is effective for financial statements issued for periods ending after December 15, 1997. The Company does not believe the adoption of the Standard will have a material impact on the consolidated financial statements.

   If SFAS 128 had been in effect during the year ending September 30, 1997, the following per share amounts would have been reported:

                                                           Year Ended
                                                       September 30, 1997
                                                     -----------------------
Basic earnings per share                                     $0.28
Diluted earnings per share                                   $0.27

   Disclosure of Information about Capital Structure Statement of Financial Accounting Standard No. 129, "Disclosure of Information about Capital Structure" (FAS 129), was issued in February 1997 by the Financial Accounting Standards Board. The Standard requires an entity to explain the pertinent rights and privileges of the various securities outstanding. The Standard is effective for financial statement periods ending after December 15, 1997. The Company does not believe the adoption of the Standard will have a material impact on the consolidated financial statements.

   Reporting Comprehensive Income Statement of Financial Accounting Standard No. 130, "Reporting Comprehensive Income" (FAS 130), was issued in July 1997 by the Financial Accounting Standards Board. The standard establishes reporting of comprehensive income for general purpose financial statements. Comprehensive income is defined as the change in equity of a business enterprise during a period and all other events and circumstances from nonowner sources. The Standard is effective for financial statement periods beginning after December 15, 1997. The Company does not believe the adoption of the Standard will have a material impact on the consolidated financial statements.

   Disclosures about Segments of an Enterprise and Related Information Statement of Financial Accounting Standard No. 131, "Disclosures about Segments of an Enterprise and Related Information" (FAS 131), was issued in July 1997 by the Financial Accounting Standards Board. The standard requires the Corporation to disclose the factors used to identify reportable segments including the basis of organization, differences in products and services, geographic areas, and regulatory environments. FAS 131 additionally requires financial results to be reported in the financial statements for each reportable segment. The Standard is effective for financial statement periods beginning after December 15, 1997. The Company does not believe the adoption of the Standard will have a material impact on the consolidated financial statements.

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

The acquisition of the Bank by the Company is being accounted for in a manner similar to a "pooling of interests" under generally accepted accounting principles. The application of the pooling of interest method records the assets and liabilities of the merged entities on a historical cost basis with no goodwill or other intangible assets being recorded.


Note 3.  Securities

Amortized cost and fair values of securities are as follows:

                                                            Gross      Gross
Available for Sale                              Amortized Unrealized Unrealized  Fair
September 30, 1997                                Cost      Gains      Losses    Value
                                                ---------------------------------------
Obligations of states and political
   subdivisions ..............................   $   748    $     22  $    --   $   770
U.S. Government and agency ...................    14,619          65       15    14,669
Mortgage backed securities ...................     1,232         106       --     1,338
                                                 --------------------------------------
                                                 $16,599    $    193  $    15   $16,777
                                                 ======================================

Obligations of states and political
   subdivisions ..............................   $   606    $      3  $     6   $   603
U.S. Government and agency ...................    13,477          22       58    13,441
                                                 --------------------------------------
                                                 $14,083    $     25  $    64   $14,044
                                                 ======================================

Obligations of states and political
   subdivisions ..............................   $   149    $     --  $     6   $   143
Mortgage backed securities ...................     1,838         111        1     1,948
                                                 --------------------------------------
                                                 $ 1,987    $    111  $     7   $ 2,091
                                                 ======================================

The amortized cost and fair value of securities available for sale at September 30, 1997, by contractual maturity, are shown below. Maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid without any penalties. Therefore, these securities are not included in the maturity categories in the following maturity summary:

                                                                   As Of
                                                             September 30, 1997
                                                            --------------------
                                                            Available for Sale
                                                            --------------------
                                                             Amortized   Fair
                                                                Cost    Value
                                                            --------------------

Less than one year ......................................     $ 2,716  $ 2,710
Due after one year through five years ...................       9,944    9,989
Due after five years through ten years ..................       2,707    2,740
Due after ten years
Mortgage-backed securities ..............................       1,232    1,338
                                                              ----------------
                                                              $16,599  $16,777
                                                              ================

During 1995, the Financial Accounting Standards Board decided to allow all enterprises to make a one-time reassessment of the classification of securities under FAS 115, "Accounting for Certain Investments in Debt and Equity Securities". For the year ended September 30, 1996, the Company transferred debt securities with an amortized cost of $8,602 from the held-to-maturity classification to the available-for-sale classification and recorded, as a component of equity, an unrealized gain of $48, net of $30 of deferred taxes during 1996.

During the first quarter of the year ending September 30, 1997, the Company transferred $1,657 of securities classified as held-to-maturity to the available-for-sale classification and recorded $27 as a component of equity, net of $17 of deferred taxes. In accordance with the requirements of Statement of Financial Accounting Standards No. 115, these securities are now accounted for at fair value.

As a member of the Federal Home Loan Bank system, the Bank is required to maintain an investment in capital stock of the Federal Home Loan Bank in an amount equal to 1% of its outstanding home loans. No ready market exists for the Bank stock, and it has no quoted market value. For disclosure purposes, such stock is assumed to have a market value which is equal to cost.

There were no securities pledged as collateral for public deposits or for other purposes as required or permitted by law for the years ended September 30, 1997 and 1996.

Gross realized gains from the sale of securities available for sale were $54 during 1997.


Note 4.  Loans

Loans are summarized as follows:

                                                       September 30,
                                                    ------------------
                                                     1997       1996
                                                    ------------------

Mortgage loans:
   One to four family ...........................   $19,044    $17,931
   Commercial real estate .......................       969      1,296
   Other loans secured by real estate ...........       444        499
                                                    ------------------
              Total mortgage loans ..............    20,457     19,726
                                                    ------------------

Commercial and consumer loans:
   Commercial loans .............................     1,013      1,462
   Consumer loans ...............................     4,771      4,637
   Home equity lines of credit ..................       816        998
   Share loans ..................................       266        316
                                                    ------------------
              Total commercial and consumer loans     6,866      7,413
                                                    ------------------

Less:
   Allowance for loan losses ....................      (165)      (117)
   Deferred loan fees ...........................       (15)       (23)
   Unearned income on consumer loans ............        (9)       (68)
                                                    ------------------
                                                       (189)      (208)
                                                    ------------------
              Loans, net ........................   $27,134    $26,931
                                                    ==================

The Bank generally originates single-family residential loans within its primary lending area, Marion County. The Bank's underwriting policies require such loans to be made at 80% loan-to-value based upon appraised values unless private mortgage insurance is obtained. These loans are secured by the underlying properties.

In the normal course of business, the bank makes loans to its executive officers, directors and employees, and to companies and individuals affiliated with officers, directors and employees of the bank and the Company. In the opinion of management, these loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties. The activity in these loans during 1997 is as follows:

Balance as of October 1, 1996 ................................            $ 934
   New loans .................................................              282
   Repayments ................................................             (218)
                                                                          -----
Balance as of September 30, 1997 .............................            $ 998
                                                                          =====


Note 5.  Allowance for Loan Losses

The following is an analysis of the allowance for loan losses:

                                                      Year Ended
                                                    September 30,
                                                --------------------
                                                  1997        1996
                                                --------------------

Balance, beginning ..........................   $    117     $   113
   Provision charged to income ..............         90          64
   Charge-offs ..............................        (43)        (70)
   Recoveries ...............................          1          10
                                                --------------------
Balance, ending .............................   $    165     $   117
                                                ====================

Note 6.  Premises and Equipment

Premises and equipment consist of:

                                                         September 30,
                                                     -------------------
                                                        1997      1996
                                                     -------------------

Land ...........................................     $     136   $   136
Office building ................................           476       454
Furniture and equipment ........................           389       363
                                                     -------------------
                                                         1,001       953
Less accumulated depreciation ..................          (399)     (359)
                                                     -------------------
                                                     $     602   $   594
                                                     ===================

Note 7.  Deposits

At September 30, 1997, the scheduled maturities of time deposits are as follows:

Year Ended September 30:                       Amount
------------------------------------------------------

      1998 ................................    $10,856
      1999 ................................     10,176
      2000 ................................      1,832
      2001 ................................        616
      2002 and thereafter  ................        638
                                               -------
                                               $24,118
                                               =======

Note 8.  Income Taxes

Income taxes for the years ended September 30, 1997 and 1996, consists of the following components:

                                               Current    Deferred     Total
                                              -------------------------------

1997
   Federal ................................   $      31   $     80    $   111
   State ..................................          --         --         --
                                              -------------------------------
                                              $      31   $     80    $   111
                                              ===============================

1996
   Federal ................................   $     214   $    (38)   $   176
   State ..................................          48        (18)        30
                                              -------------------------------
                                              $     262   $    (56)   $   206
                                              ===============================

The Company and its subsidiary file consolidated federal income tax returns. Under provisions of the Internal Revenue Code and similar sections of the Illinois income tax law for the years beginning before January 1, 1996, qualifying thrifts could claim bad debt deductions based on the greater of (1) a specified percentage of taxable income, as defined, or (2) actual loss experience.

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

Retained earnings at September 30, 1997 and 1996, includes approximately $867 of the tax reserve which accumulated prior to 1988, for which no deferred federal income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then current corporate income tax rate. The unrecorded deferred income tax liability on the above amounts was approximately $336 as of September 30, 1997 and 1996.

Income tax expense differed from the statutory federal rate of 34% for the years ended September 30, 1997 and 1996, as follows:

                                                                1997      1996
                                                               ----------------

Statutory rate applied to earnings before income tax ......    $  121   $   150
Increase in income taxes resulting from:
   State income taxes, net of federal income tax benefit ..        --        20
   Tax exempt interest income .............................       (13)       (8)
   Other ..................................................         3        44
                                                               ----------------
                                                               $  111   $   206
                                                               ================

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities are as follows:


                                                        1997     1996
                                                       ---------------

Unrealized loss on securities available for sale ....  $   --   $   15
Allowance for loan losses - book ....................      64       45
SAIF assessment .....................................      --       94
Illinois net operating loss carryforward ............      43       --
                                                       ---------------
              Total deferred tax assets .............     107      154
                                                       ---------------

Unrealized gain on securities available for sale ....     (68)
Allowance for loan losses - tax .....................     (76)     (79)
Cash basis adjustment ...............................     (96)    (124)
FHLB stock basis ....................................      (7)      (8)
Premises and equipment basis ........................     (24)     (14)
Other ...............................................     (80)     (10)
                                                       ---------------
              Total deferred tax liabilities ........    (351)    (235)
                                                       ---------------
              Net deferred tax liabilities ..........  $ (244) $   (81)
                                                       ===============

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

The following table reflects a comparison of carrying values and the fair values of the financial instruments as of September 30, 1997 and 1996:

                                               September 30,
                                     ----------------------------------
                                           1997             1996
                                     ----------------------------------
                                     Carrying  Fair    Carrying  Fair
                                      Value    Value    Value    Value
                                     ----------------------------------
Assets:
   Cash and cash equivalents ......  $ 2,675  $ 2,675  $ 4,766  $ 4,766
   Securities held to maturity ....       --       --    1,987    2,091
   Securities available for sale .. 16,777 16,777 14,044 14,044 Securities purchased under
      agreements to resell ........       --       --      300      300
   Nonmarketable equity securities       210      210      165      165
   Accrued interest receivable ....      290      290      331      331
   Loans ..........................   27,134   27,210   26,931   26,793
Liabilities:
   Deposits .......................   36,586   36,649   36,854   36,894
   Accrued interest payable .......       13       13       14       14

The following methods and assumptions were used by the Company in estimating the fair value disclosures for financial instruments:

Cash and cash equivalents The carrying values reported in the balance sheet for cash and cash equivalents, including cash and due from banks and interest earning deposits approximate their fair values.

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of September 30, 1997, that the Bank meets all capital adequacy requirements to which it is subject.

As of September 30, 1997, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

                                                                          To Be Well
                                                                       Capitalized Under
                                                      For Capital      Prompt Corrective
                                          Actual    Adequacy Purposes  Action Provisions
                                   -----------------------------------------------------
                                    Amount     Ratio   Amount  Ratio    Amount   Ratio
                                   -----------------------------------------------------
As of September 30, 1997:
Total Capital (to Risk Weighted
   Assets)
      Consolidated .............   $11,047     51.17%  $1,727   8.0%      N/A
      Bank .....................   $ 8,777     40.96%  $1,714   8.0%   $2,143   10.0%
Tier I Capital (to Risk Weighted
   Assets)
      Consolidated .............   $10,882   50.40%    $  864    4.0%  $  N/A
      Bank .....................   $ 8,612   40.19%    $  857    4.0%  $1,286    6.0%
Tier I Capital (to Average
   Adjusted Assets)
      Consolidated .............   $10,882   22.94%    $1,897    4.0%  $  N/A
      Bank .....................   $ 8,612   19.04%    $1,809    4.0%  $2,261    5.0%

As of September 30, 1996:
Total Capital (to Risk Weighted
   Assets)
      Consolidated .............   $12,203   56.92%    $1,715    8.0%  $  N/A
      Bank .....................   $ 8,020   38.70%    $1,658    8.0%  $2,072   10.0%
Tier I Capital (to Risk Weighted
   Assets)
      Consolidated .............   $12,086   56.39%    $  857    4.0%  $  N/A
      Bank .....................   $ 7,903   38.15%    $  829    4.0%  $1,243    6.0%
Tier I Capital (to Average
   Adjusted Assets)
      Consolidated .............   $12,086   27.72%    $1,744    4.0%  $  N/A
      Bank .....................   $ 7,903   19.67%    $1,607    4.0%  $2,009    5.0%

Note 11.  Officer, Director and Employee Benefit Plans

Employee Stock Ownership Plan (ESOP)

In conjunction with the conversion, an ESOP was created and 82,800 shares of the Company's stock were purchased for future allocation to employees. The purchase was funded with a loan from the Company.

Shares are allocated to all eligible employees as the debt is repaid based on a prorata share of total eligible compensation. Employees 21 or older with at least 1,000 hours of service in a twelve month period are eligible to participate. Benefits will vest over a five year period and in full after five years of qualified service.

As shares are committed to be released from unallocated shares, the Bank recognizes compensation expense equal to the current market price of the shares, and the shares become outstanding for purposes of calculating earnings per share. The Bank recognized compensation expense for the ESOP of $69 and $92 for the years ended September 30, 1997 and 1996, respectively.

Dividends received, if any, by the ESOP on unallocated shares will be used for debt service.

In July 1997, the Company repurchased 41,400 shares of common stock from the ESOP. The ESOP used the proceeds received from the repurchase to reduce outstanding debt to the Company. The balance in unearned ESOP shares was reduced by the cost of the shares sold to the Company.

The following table reflects the shares held by the plan as of September 30, 1997 and 1996:

                                                                1997      1996
                                                               ----------------

Shares allocated to participants ............................   11,968    4,487
Unallocated shares ..........................................   29,432   78,313
                                                               ----------------
              Total .........................................   41,400   82,800
                                                               ================

Shares committed to be released ............................    16,292    5,611
Non committed shares (Fair value as of September 30, 1997
   and 1996 $309 and $733) .................................    25,108   77,189
                                                               ----------------
              Total ........................................    41,400   82,800
                                                               ================

The ESOP borrowed from the Company to purchase the shares of common stock. The loan obligation is considered unearned employee stock ownership plan shares and is reflected as a reduction of stockholders' equity.

The Board of Directors of the Company may direct payment of cash dividends, if any, be paid in cash to the participants or to be credited to participant accounts and invested.

Profit Sharing Plan The Bank has a noncontributory defined contribution profit-sharing plan for all employees who have attained age 21 and one year of service. Nondeductible voluntary contributions are permitted, but none have been made to date. The Board of Directors determines the annual contribution to the plan which is allocated to those employees who worked more than 500 hours during the plan year or who are employed at the end of the plan year based on the prorata share of eligible compensation for the plan year. There have been no contributions for the years ended September 30, 1997 and 1996.

Management Recognition Plan (MRP) The MRP was approved as of October 10, 1996. The MRP purchased, with funds provided by the Company, 62,100 shares in the open market during January 1997. Directors, officers, and employees become vested in the shares of common stock awarded to them under the MRP at a rate of 20 percent per year, commencing one year after the grant date, and 20 percent on each anniversary date thereof for the following four years. As of September 30, 1997, 18,630 shares have been awarded to officers, directors, and employees. Compensation expense is recognized on a straight line basis over the vesting period for shares awarded under the plan.

Stock Rights In June 1997, the Board of Directors adopted a Rights Agreement. Under the Agreement, the Board declared a dividend of one right for each outstanding share of Common Stock to stockholders of record on June 23, 1997. There was no fair value attached to these rights as of the grant date. The rights are not exercisable until the Distribution date which is defined as the earlier of the tenth business day after a public announcement that a person or group of affiliated or associated persons acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock of the Company or the tenth business day after the commencement or announcement of an intention to make a tender offer or exchange offer that would result in any person or group or affiliated or associated persons becoming an acquiring person. Each right enables the registered holder to purchase from the Company one share of Common Stock at a price of $36.

Stock Option Plans

The Company has two stock option plans which may grant options to purchase common stock at the market price on the date of the grant. The options will be granted by a committee comprised of directors.

Options for up to 103,500 shares may be granted to employees and directors under the Stock Option Plan approved May 22, 1996 and options for up to 103,500 shares may be granted to key employees and directors under the 1997 Nonqualified Stock Option Plan.

The options under the Stock Option Plan become exercisable at a rate of 20 percent per year commencing one year after the grant date. At September 30, 1997, 51,750 options had been granted.

The terms of the options under the Nonqualified Stock Option Plan and the exercise schedule are at the discretion of the Committee. At September 30, 1997, no options had been granted.

A summary of the status of the Company's fixed stock option plan as of September 30, 1997 and 1996 and changes during the years ending on those dates is presented below:


                                               1997                 1996
                                         ------------------  -------------------
                                                  Weighted              Weighted
                                                  Average               Average
                                                  Exercise              Exercise
                                         Shares     Price    Shares      Price
                                         --------------------------------------

Options outstanding, beginning
   of the year .......................   25,875   $   9.08   $    --    $    --
Options granted ......................   25,875       9.36    25,875       9.08
Options exercised ....................       --         --        --         --
                                         --------------------------------------
Options outstanding, end of year .....   51,750   $   9.22   $25,875    $  9.08
                                         ======================================

Options exercisable ..................    5,175                   --
Weighted-average fair value of options
   granted during the year ...........   $ 3.33             $   3.02

The fair value of each grant is estimated at the grant date using the Black-Sholes option-pricing model with the following weighted-average assumptions for grants in 1997 and 1996: dividend rate of 0%; price volatility of 9.34% and a risk free interest rate of 6.10%.

Employee Stock Plans

At September 30, 1997, the Company has three stock based compensation plans which were described above. As permitted by generally accepted accounting principles, grants under these plans are accounted for following APB Opinion No. 25 and related interpretations. Accordingly, no compensation expense was recognized for grants under the Stock Option Plan and $32 of compensation expense was recognized under the MRP.

Had compensation cost for the stock-based compensation plan been determined based on the grant date fair values of awards (the method described in FASB Statement No. 123), reported net income and earnings per common share would have been reduced to the proforma amounts shown below.

                                                  1997        1996
                                                -------------------
Net income:
   As reported .......................          $   245     $   235
   Proforma ..........................              193         227

Earning per share:
   As reported .......................          $  0.27     $  0.25
   Proforma ..........................             0.21        0.24

The following table summarizes information about fixed stock options outstanding at September 30, 1997:

                       Options                  Options
                     Outstanding              Exercisable
            -----------------------------    ------------
                               Weighted
                                Average
                               Remaining
Exercise      Number          Contractual       Number
 Price      Outstanding          Life        Exercisable
---------------------------------------------------------

$ 9.08         25,875             8.7          5,175
  9.36         25,875             9.1             --
               ------------------------------------------
               51,750             8.9          5,175
               ==========================================

Note 12.  Commitments, Contingencies and Credit Risk

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

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit written is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. Financial instruments whose contract amounts represent credit risk at September 30, 1997 follows:

                                              Variable         Fixed                            Range of Rates
                                               Rate             Rate            Total           on Fixed Rate
                                            Commitments      Commitments      Commitments         Commitments
                                            ---------------------------------------------------------------------
Commitment to extend credit                  $    330         $    933         $   1,263         8.25% - 11.25%

The Bank generally originates single-family residential loans within its primary lending area, Marion County. The Bank's underwriting policies require such fixed rate loans to be made at 80% loan-to-value and variable rate loans to be made at 85% loan-to-value based upon appraised values unless private mortgage insurance is obtained.
These loans are secured by the underlying properties.

The Company does not engage in the use of interest rate swaps, futures, forwards
or   option   contracts,   or   other   financial   instruments   with   similar
characteristics.

Note 13.  Branch Acquisition

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

Under this method of accounting, the aggregate cost to the Company of the branch was allocated to the assets acquired and the liabilities assumed, based on their estimated fair value as of September 13, 1996. Goodwill in the amount of $344 and core deposit intangible in the amount of $378 was recorded by the Bank in connection with the branch. The goodwill and core deposit intangible will be amortized on a straight-line basis over fifteen years and ten years, respectively.


Note 14.  Savings Association Insurance Fund

Effective September 30, 1996, legislation was enacted to fund the Savings Association Insurance Fund (SAIF) by assessing SAIF insured institutions a one-time special assessment of 65.7 basis points on March 31, 1995 deposits.

The assessment for the Bank was $188 as of September 30, 1996. Additionally, as part of the purchase agreement with Kankakee Federal Savings and Loan (Kankakee), the Company agreed to reimburse Kankakee for the portion of Kankakee's assessment which related to the Carlyle, Illinois branch which amounted to $54.

The $242 assessment payable is included in other liabilities as of September 30, 1996 in the accompanying balance sheet. The assessment for the Bank was not deductible for tax purposes until paid, therefore, deferred tax assets of $94 were provided for the tax impact of the assessment as of September 30, 1996.

                        --------------------------------

                              CORPORATE INFORMATION
                        --------------------------------

Holding Company                                             Form 10-KSB Annual Report
CSB Financial Group, Inc.                                   Copies of CSB Financial Group, Inc.'s Form
200 South Poplar Street                                     10-KSB annual report as filed with the
Centralia, Illinois 62801                                   Securities and Exchange Commission and other
                                                            published reports may be obtained without
Subsidiaries                                                charge by writing our corporate headquarters:
Centralia Savings Bank
200 South Poplar Street                                                  CSB Financial Group, Inc.
Centralia, Illinois 62801                                                200 South Poplar Street
                                                                         Centralia, Illinois 62801
Centralia SLA, Inc.                                                      Attention: K. Gary Reynolds
200 South Poplar Street
Centralia, Illinois 62801                                   Registrar and Transfer Agent
                                                            The Registrar and Transfer Company
Stock Information                                           ("Registrar") maintains all stockholder records.
The Common Stock of the Holding Company is                  Registrat handles stock transfer and registration,
quoted on the Nasdaq "SmallCap" market under                address changes, corrections/changes in
the symbol "CSBF" since its subsidiaryu,                    taxpayer identification numbers, and Form 1099
Centralia Savings Bank, converted to stock form             tax reporting questions.  If you require assistance
in October 1995.                                            or have any questions, please contact Registrat
                                                            by mail or phone:
On October 5, 1995, the Company issued
1,035,000 shares of its Common Stock at a                        Registrar and Transfer Company
purchase price of $8.00 per share in connection                  10 Commerce Drive
with the conversion of the Savings Bank from a                   Cranford, New Jersey  07016
state chartered mutual savings bank to a state
chartered capital stock savings bank.  The closing          Annual Meeting
price per share for the Holding Company's                   The annual meeting of stockholders of CSB
Common Stock as reported on the Nasdaq                      Financial Group, Inc. will be held on January 9,
"SmallCap" market on November 28, 1997                      1998 at 10:00 a.m. at 801 12th Street, Carlyle,
$12.50.  The Holding Company has not paid                   Illinois.
cash dividends on its Common Stock.
                                                            Independent Auditors
Stock Pricing History                                       McGladrey & Pullen, LLP
The following table sets forth the high and low             1806 Fox Drive
sales prices as reported on the Nasdaq                      Champaign, Illinois  61820
"SmallCap" market during the past year.

                                                            Special Counsel
Fiscal 1997                 High             Low            Schiff Hardin & Waite
--------------------------------------------------------    7200 Sears Tower
First Quarter              10 1/2           9 5/8           Chicago, Illinois 60606
Second Quarter             11 3/8            10
Third Quarter              12 1/2            11
Fourth Quarter             12 1/2          11 3/4

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