Form 10KSB, Exhibit 13
period 1998-09-30
CSB FINANCIAL GROUP INC
filed 1998-12-28
CIK 940006

---------------------------
                           BUSINESS OF THE CORPORATION
                           ---------------------------


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



Dear Fellow Shareholders:

It is my privilege to report to you on the highlights of this past year and to share our strategies for the future goals of CSB Financial Group, Inc. and subsidiary.

I am pleased to report the diluted earnings per share has increased $.15 to $.42 per share. Net income for the year increased $100,000 to $345,000. This increase was primarily accomplished through reductions in professional fees and other noninterest expenses.

In August 1998 the Board of Directors announced and implemented a repurchase program to acquire up 82,000 shares of its own common stock. This repurchase program is the reason for the $1,523,000 decline in stockholders' equity to $10,129,000 at September 30, 1998. As of the date of these financials, the Company has completed the repurchase of 302,080 shares, or 29.2%, of the initial common stock issuance.

The stock market has proven that it can shift rapidly and with velocity. Technology has provided investors with a connection to other world markets, a continuous flow of information on world events and the ability to make investment decisions in the blink of an eye. The recent downturn in the stock market has shown us how quickly this can occur. The stock market declines have been the harshest on the small and mid-capitalization stocks and, in particular, your company's stock. The Company's stock price had a high of $14.00, a low of $9.00, and closed the year at $9.75. It is important to note that this setback occurs during a time of improved performance for CSB Financial Group, Inc. It is even more important to note that the stock market is a cyclical business. We must not confuse stock price with operating performance.

This past year has seen a record-breaking event in the level of mortgage interest rates. Mortgage customers, desiring to reduce their real estate costs, have sought new financing of their residential mortgage loans. Centralia Savings Bank originated in excess of $5,000,000 in real estate loans during the fiscal year 1998. The bank sold the majority of these loans into the secondary real estate markets in exchange for origination fees. The bank plans to retain residential real estate loans during 1999 and annually evaluate the interest-rate risks and earnings impact of this strategy.

The board of directors and management recently completed its planning session for fiscal year 1999. We have identified a number of strategies, all focused on improving return on equity. Management is confident these strategies will provide for loan growth, minimizing the marginal costs of funding the growth, reducing operating expenses, and continuing our repurchase of the Company's stock.

On behalf of the board of directors, management and staff of the Company, I thank you for your continued support.

                                            Sincerely,


                                           /s/ K. Gary Reynolds
                                           -------------------------------------
                                           K. Gary Reynolds
                                           President and Chief Executive Officer

                  -------------------------------------------
                     Management's Discussion and Analysis of
                  Financial Condition & Results of Operations
                  -------------------------------------------

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

         The Company's net income for the fiscal year ended September 30, 1998 was $345,000 as compared to $245,000 for the fiscal year ended September 30, 1997. This represents a $100,000, or 40.8%, increase in net income.

         Net Interest Income. The Company's net interest income for the fiscal years ended September 30, 1998 and 1997 were $1,666,000 and $1,611,000, respectively. This represents a $55,000, or 3.4%, increase in net interest income. This is primarily due to an increase in the yield on earning assets.

         Interest income increased $51,000, or 1.6%, from $3,253,000 for the fiscal year ended September 30, 1997 compared to $3,304,000 for the fiscal year ended September 30, 1998. The increase resulted primarily from a 23 basis point increase in the average rate earned on the Company's interest-earning assets.

         The average balances of mortgage loans increased $79,000 combined with the 40 basis point increase in the average yield on such loans resulted in a $86,000 increase in the interest income between fiscal years. The average balance of investment securities increased $1,520,000 combined with a 20 basis point increase in the average yield on investment securities resulted in an increase in interest income of $120,000 between fiscal years. These increases more than offset the decreases in the other average interest bearing assets. The $213,000 decrease in the average balance of consumer loans combined with a 72 basis point decrease in the average yield of these loans resulted in a $60,000 decrease in interest income between the fiscal years. The $178,000 decrease in the average balance of commercial loans was offset by a 130 basis point increase in the average yield resulting in a decrease of $3,000 in interest income. The $364,000 decrease in the average balance of mortgage-backed securities combined with a 21 basis point decrease in the average yield resulted in a $37,000 decrease in interest income between fiscal years.

         Interest expense decreased $4,000, or .2%, to $1,638,000 for the fiscal year ended September 30, 1998 from $1,642,000 for fiscal year ended September 30, 1997.

         Provision for Loan Losses. The Company's provision for loan losses for the fiscal year ended September 30, 1998 was $63,000, compared to $90,000 for the fiscal year ended September 30, 1997. Management evaluates the adequacy of the Company's allowance for loan losses on a quarterly basis and may, based on such review, adjust the amount of the provision for loan losses.
Classified loans are considered as part of this review.

         Non-Interest Income. The Company's non-interest income for the fiscal year ended September 30, 1998 was $134,000, as compared to $154,000 for the fiscal year ended September 30, 1997. This represents a decrease of $20,000, or 13.0%, in non-interest income. The decrease resulted primarily from a $49,000 decrease in gains on sale of securities combined with a $9,000 increase in service charges on deposits and a $20,000 increase in other non-interest income fees.

         Non-Interest Expense. The Company's non-interest expense for the fiscal year ended September 30, 1998 was $1,273,000, as compared to $1,319,000 for the fiscal year ended September 30, 1997. The $46,000 decrease in non-interest expense is due to decreased expenses related to professional fees.

         Compensation and Employee Benefits expense increased $3,000 to $631,000 for the fiscal year ended September 30, 1998. This increase was primarily due to an increase of $41,000 in salaries related to an increase in the number of employees offset by a decrease in the Company's contribution to the Employee Stock Ownership Plan (ESOP). The consolidated financial statements reflect a charge of $32,000 relating to contributions to the ESOP as compared to $69,000 for the fiscal year ended September 30, 1997. The Company records compensation expense related to the ESOP in accordance with SOP 93-6. As a result, to the extent the value of the Company's common stock appreciates, compensation expense related to the ESOP could increase.

         Data processing expense increased $8,000 to $103,000 for the fiscal year ended September 30, 1998. This increase was primarily attributed to an increase in the per-item processing costs and the increased need for and associated costs of management reports.

         Professional fees decreased $45,000 to $83,000 for fiscal year ended September 30, 1998 from $128,000 for fiscal year ended September 30, 1997. The primary causes for the decrease relate to professional fees for regulatory reporting which were incurred in 1997 but not in 1998.

         Other non-interest expenses decreased $12,000 to $345,000 for the fiscal year ended September 30, 1998 as compared to $357,000 for the fiscal year ended September 30, 1997.

         Provision for Income Taxes. The Company's provision for income taxes for the fiscal year ended September 30, 1998 was $119,000, as compared to $111,000 for the fiscal year ended September 30, 1997. This represents a $8,000, or 7.2%, increase in the provision for income taxes.

Comparison of Financial Condition as of September 30, 1998 and 1997

         General. At September 30, 1998, the Company's total assets were $46.4 million, a decrease of $2.1 million, or 4.4%, as compared to $48.5 million at September 30, 1997. The decrease resulted from a decrease in cash and cash equivalents of $1.1 million, or 42.4%, a decrease in other assets of $114,000 and a $1.0 million decrease in loans receivable, net of the allowance for loan losses which offset the $159,000 increase in investment securities. The repurchase of the Company's common stock between fiscal years was the primary cause for this decrease.

         Loans. Loans, net of the allowance for loan losses, at September 30, 1998 were $26.1 million, a decrease of $1,023,000, or 3.8%, compared to $27.1 million for the fiscal year ended September 30, 1997. Mortgage loans increased $241,000, or 1.2%, consumer loans decreased $676,000, or 14.2%, as compared to the fiscal year ended September 30, 1997. Commercial loans decreased $388,000, or 38.3%, to $625,000 for the year ended September 30, 1997 as compared to $1,013,000 for the year ended September 30, 1997. Home equity lines of credit and share loans decreased $138,000 and $73,000, respectively. This was a decrease of 16.9% and 27.4% as compared to fiscal year ended September 30, 1997. Commercial and consumer lending have declined due to increased competition on rates and a shift in management's focus towards mortgage lending.

         Average loan balances for 1998 amounted to $26.9 million as compared to $27.2 million in the previous fiscal year. The Company continues to emphasize mortgage lending.

         The residential mortgage loans increased $251,000 during 1998, or 1.3%, to $19.3 million as compared to the fiscal year ended September 30, 1997. During 1998, loan originations for residential mortgage loans amounted to $5.2 million as compared to $2.1 million in originations for the prior fiscal year.

         Residential mortgage loans represent 73.4% of gross loans. Consumer loans, consisting primarily of automobile loans, made up 15.6% of gross loans, commercial loans made up 2.4% of gross loans, home equity lines of credit and share loans made up 3.3% of gross loans, and non-residential real estate loans comprised 5.3% of the portfolio at September 30, 1998.

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

         Nonperforming loans as of September 30, 1998 amounted to $410,000 or .88% of total assets as compared to $385,000 or .79% of total assets as of
September 30, 1997.

         The following table sets forth an analysis of the Company's gross allowance for loan losses for the periods indicated.

                                                                               For the Fiscal Year
                                                                               Ended September 30,
                                                                               -------------------
                                                                                   1998     1997
                                                                                -----------------
                                                                                 (In Thousands)


Allowance at beginning of period ..........................................     $     165 $   117
Provision for loan losses .................................................            63      90
Recoveries:
    Consumer loans ........................................................             4       1
                                                                                -----------------
          Total recoveries ................................................             4       1
                                                                                -----------------

Charge-offs:
    One- to four-family loans .............................................           - -       2
    Consumer loans ........................................................            61      37
    Commercial ............................................................           - -       4
                                                                                -----------------
          Total charge-offs ...............................................            61      43
                                                                                -----------------
          Net charge-offs .................................................           (57)    (42)
                                                                                -----------------
          Balance at end of period ........................................     $     171 $   165
                                                                                =================

Ratio of allowance for loan losses to gross loans outstanding at
    the end of the period .................................................          .65%   0.60%
Ratio of net charge offs to average loans outstanding net during the period          .18%   0.15%
Ratio of allowance for loan losses to total nonperforming assets
    at the end of the period ..............................................        41.71%  42.86%

         Investment Securities. Investment securities represented 36.9% of total assets as of September 30, 1998 compared to 35.0% of total assets as of September 30, 1997. Investment securities increased $159,000, .9%, from $17.0 million to $17.2 million as of September 30, 1998. At September 30, 1998, the Company held approximately $17.2 million in investment securities of which $16.9 million were held as available for sale, and $215,000 were non-marketable equity securities. Of the $17.2 million in investment securities, $13.9 million, or 81.0%, were U. S. Government and agency securities, $1.7 million, or 9.8%, were obligations of state and political subdivisions, $215,000, or 1.3%, were non-marketable equity securities and $1.4 million, or 7.9%, were mortgage-backed securities.

         Deposits. At September 30, 1998, total deposits amounted to $35.9 million, or 77.2%, of total assets. Total deposits decreased $731,000, or 2.0% from September 30, 1997. A $595,000 increase in time deposits greater than $100,000 offset by $530,000 decrease in demand deposits, an $8,000 decrease in savings, and a $788,000 decrease in other time deposits.

Return on Equity and Assets

         Net income for the fiscal year ended September 30, 1998 was $345,000 as compared to $245,000 for the fiscal year ended September 30, 1997.

         Return on average assets (ROA) for the year ended September 30, 1998 was .73% as compared to .51% for the year ended September 30, 1997. The cause for the increase in ROA was due to a decrease in professional fees relating to regulatory reporting and compensation expenses related to the Company's benefit plans.

         Return on average equity (ROE) for the year ended September 30, 1998 was 3.24% as compared to 2.05% for the year ended September 30, 1997. The cause for the increase in ROE was due to increased net income and stock repurchase programs implemented by the Company. During the fiscal year, the Company purchased 169,305 shares of its common stock from the open market.

         The average equity to average assets ratio as of September 30, 1998 was 22.4% as compared to 24.9% as of September 30, 1997. The primary cause for the decrease was the repurchase of the Company's common stock.

Average Balance Sheet

         The following table presents the average balance sheet for the Company for the years ended September 30, 1998 and 1997, the interest on interest earning assets and interest bearing liabilities and the related average yield or cost. The yields and costs are derived by dividing income or expense by the average balance of the related asset or liability for the periods shown. Average balances were determined from averaging month-end balances.

                                                          For the Fiscal Year Ended September 30,
                                         --------------------------------------------------------------------------
                                                         1998                                 1997
                                         --------------------------------------------------------------------------
                                                                      (In Thousands)

                                           Average     Interest &    Yield/     Average     Interest &    Yield/
                                           Balance     Dividends      Cost      Balance     Dividends      Cost
                                         --------------------------------------------------------------------------
Interest-earning assets:
  Mortgage loans (5)                     $     20,201 $      1,630      8.07% $     20,122 $      1,544      7.67%
  Commercial loans (5)                            961           96      9.99%        1,139           99      8.69%
  Consumer loans (5)                            5,736          461      8.04%        5,949          521      8.76%
                                         --------------------------           --------------------------
        Total loans, net                 $     26,898 $      2,187      8.13% $     27,210 $      2,164      7.95%

  Mortgage-backed securities             $      1,048 $         98      9.35% $      1,412 $        135      9.56%
  Investment securities (2)(3)(6)              15,712          943      6.00%       14,192          823      5.80%
  Daily interest-bearing deposits                 706           62      8.78%        2,285          118      5.16%
  FHLB stock (3)                                  213           14      6.57%          187           13      6.95%
                                         --------------------------           --------------------------
        Total interest-earning assets    $     44,577 $      3,304      7.41% $     45,286 $      3,253      7.18%

Non-interest earning assets:
  Office properties and equipment, net   $        603                         $        607
  Real estate, net                                  5                                    5
  Other non-interest earning assets             2,377                                2,145
                                         -------------                        -------------
        Total assets                     $     47,562                         $     48,043
                                         =============                        =============

Interest-bearing liabilities:
  Passbook accounts                      $      3,435 $         82      2.39% $      3,590 $         92      2.56%
  NOW accounts                                  3,712           69      1.86%        5,098           95      1.86%
  Money market accounts                         3,550          134      3.77%        3,818          121      3.17%
  Certificates of deposit                      23,892        1,353      5.66%       22,213        1,334      6.01%
                                         --------------------------           --------------------------
        Total interest-bearing           $     34,589 $      1,638      4.74% $     34,719 $      1,642      4.73%
liabilities

Non-interest bearing liabilities:
  Non-interest bearing deposits          $      1,451                         $      1,001
  Other liabilities                               890                                  355
                                         -------------                        -------------
        Total liabilities                $     36,930                         $     36,075
Stockholders' equity                           10,632                               11,968
                                         -------------                        -------------
        Total liabilities and
            stockholders' equity         $     47,562                         $     48,043
                                         =============                        =============

Net interest income                                   $      1,666                         $      1,611
                                                      =============                        =============
Interest rate spread (4)                                                2.67%                                2.45%
Net interest margin (1)                                                 3.74%                                3.56%
Ratio of average interest-earning
  assets to average interest-bearing
  liabilities                                 128.88%                              130.44%

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

                                 1998 Compared to 1997   1997 Compared to 1996
                                   Increase (Decrease)    Increase (Decrease)
                                         Due To                  Due To
                                  Rate   Volume    Net   Rate    Volume   Net
                                ----------------------   ---------------------
                                    (In Thousands)           (In Thousands)
Interest-earning assets:
  Mortgage loans .............. $   80   $   6   $  86   $  47   $ 275   $ 322
  Commercial loans ............     15     (18)     (3)      2     (10)     (8)
  Consumer loans ..............    (43)    (17)    (60)     30     128     158
                                ----------------------------------------------
        Total loans ...........     52     (29)     23      79     393     472

  Mortgage-backed securities ..     (3)    (34)    (37)      3     (65)    (62)
  Investment and other
    securities ................     29      91     120     (29)     10     (19)
  Interest-bearing deposits ...     83    (139)    (56)     (9)    (23)    (32)
  FHLB stock ..................     (1)      2       1      - -      1       1
                                ----------------------------------------------
        Total net change income
          on interest-earning
          assets ..............    160    (109)     51      44     316     360
                                ----------------------------------------------
Interest-bearing liabilities:
  Passbook ....................     (6)     (4)    (10)    (15)     16       1
  Interest-bearing demand
    (NOW) accounts ............    - -     (26)    (26)      6      13      19
  Money market deposit
    accounts ..................     23     (10)     13      35      22      57
  Certificates of deposit .....    (76)     95      19      76     188     264
                                ----------------------------------------------
        Total net change in
          expense on interest-
          bearing liabilities .    (59)     55      (4)    102     239     341
                                ----------------------------------------------
        Net change in net
          interest income ..... $  219   $(164)  $  55  $  (58) $   77  $   19
                                ==============================================

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

         At September 30, 1998, the Company's interest-bearing liabilities either maturing or repricing within one year exceeded its interest-earning assets either maturing or repricing within one year by $6.6 million, representing a cumulative one-year interest-rate sensitivity gap of negative 14.17%. During periods of rising interest rates, it is expected that the yield on the Company's interest-earning assets would rise more slowly than the cost on its interest-bearing liabilities, which would be expected to have a negative effect on net interest income. A decrease in interest rates would have the opposite effect on net interest income, as the interest rates paid on interest-bearing liabilities would fall more rapidly than would the interest rates earned on interest-earning assets.

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

         The Company's investment securities portfolio had an average maturity of 4.6 years, excluding mortgage-backed securities, as of September 30, 1998. Accordingly, the Company's investment securities portfolio could be made less interest-rate sensitive by increasing the average maturity of the portfolio.

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

         The primary investing activity of the Company is the origination of one-to-four-family residential mortgage loans. During each of the fiscal years ended September 30, 1998 and 1997, the Company originated one-to-four-family residential mortgage loans in the amount of $5.2 million and $2.1 million, respectively. These activities were funded primarily by principal repayments on loans, payments on mortgage-backed securities and maturities of investment securities.

         The net cash provided by investing activities for the fiscal year ended September 30, 1998 totaled $858,000. Investment activities included the purchase of investment securities which totaled $13.0 million and $10.0 million for the fiscal year ended September 30, 1998 and 1997, respectively. Sources of cash for investing activities was provided by operating activities, maturities and sales of securities, and cash and cash equivalents held at the beginning of the fiscal year. Investment activities included the sale of investment securities which totaled $5.2 million and $2.7 million for the fiscal years ended September 30, 1998 and 1997, respectively. Investment activities also included maturities and paydowns on investment securities which totaled $7.8 million and $6.6 million for the fiscal years ended September 30, 1998 and 1997, respectively.

         The Company must maintain an adequate level of liquidity to ensure the availability of sufficient funds to support loan growth and deposit withdrawals, satisfy financial commitments and take advantage of investment opportunities. During the fiscal year ended September 30, 1998 and 1997, the Company used its sources of funds primarily to fund loan commitments, pay maturing certificates of deposits and satisfy deposit withdrawals. At September 30, 1998, the Company had commitments to extend credit in the amount of $1.3 million. These commitments were comprised of variable-rate and fixed-rate commitments in the amounts of $275,000 and $1,008,000, respectively. The range of rates on fixed-rate commitments was 8.25% to 11.50%.

         At September 30, 1998, certificates of deposits totaled $23.9 million, or 66.7% of total deposits, as compared to $24.1 million, or 65.9% of total deposits for fiscal year ended September 30, 1997. Time deposits over $100,000 accounted for $1.7 million and $1.1 million, respectively, of the certificate of deposit totals. Historically, the Company has been able to retain a significant amount of its maturing deposits by increasing the interest rates earned by the certificates of deposit. Because deposit insurance premiums paid by commercial banks on BIF-insured deposits have been drastically reduced, the Company may find it more difficult to retain such deposits. Management believes it will have adequate resources to fund maturing deposits and withdrawals from additional deposits, proceeds of scheduled repayments of loans as well as from payments received on investment and mortgage-backed securities.

         Capital. The Company is required to maintain a specific amount of capital pursuant to the regulations of the Commissioner of Savings and Residential Finance and the Federal Deposit Insurance Corporation (FDIC). As of September 30, 1998, the Company was in compliance with all regulatory capital requirements with a Tier 1 capital to risk-weighted assets ratio of 45.3%, compared to the minimum ratio required of 4.0%, total capital to risk-weighted assets ratio of 46.2% compared to the minimum ratio required of 8.0% and a Tier 1 capital to average assets ratio of 19.8% compared to the minimum ratio required of 4.0%.

         The Company continues to maintain a strong capital position to support its capital requirements. Stockholders' equity decreased $1.5 million to $10.1 million as of September 30, 1998. This decrease was due to the repurchase of the Company's common stock which totaled $2.0 million, offset by net income of $345,000 and employee benefit plan items totaling $70,000 and a $44,000 increase in unrealized gain on securities available for sale.

Impact of New Accounting Pronouncements

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

         Accounting for Derivative Instruments and Hedging Activities Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133) establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. This statement applies to all entities. FAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Earlier application is encouraged. The statement is not to be applied retroactively to financial statements of prior periods. The Company does not believe the adoption of FAS 133 will have a material impact on the consolidated financial statements.

Recent Regulatory Developments

         Deposit Insurance Premiums. Deposits of the Bank are currently insured by the FDIC under the SAIF. The FDIC also maintains another insurance fund, the BIF, which primarily insures commercial bank and some state savings bank deposits. Applicable law requires that the SAIF and BIF funds each achieve and maintain a ratio of insurance reserves to total insured deposits equal to 1.25%. In 1995, the BIF reached this 1.25% reserve level, and the FDIC announced a reduction in BIF premiums for most banks. Based on this reduction, the highest rated institutions (approximately 92 percent of the nearly 11,000 BIF-insured banks) will pay the statutory annual minimum of $2,000 for FDIC insurance. Rates for all other institutions were reduced to $.04 per $100 as well, leaving a premium range of $.03 to $.27 per $100 instead of the previous $.04 to $.31 per $100. Currently, SAIF-member institutions pay deposit insurance premiums based on a schedule of $0.00 to $0.27 per $100 of deposits.

         The assessment for the Bank was $22,000 as of September 30, 1998.

         FICO Assessment. The Financing Corporation (FICO), established by the Competitive Equality Banking Act of 1987, is a mixed-ownership government corporation whose sole purpose was to function as a financing vehicle for the Federal Savings & Loan Insurance Corporation (FSLIC). Effective December 12, 1991, as provided by the Resolution Trust Corporation Refinancing, Restructuring and Improvement Act of 1991, the FICO's ability to issue new debt was terminated. Outstanding FICO bonds, which are 30-year noncallable bonds with a principal amount of approximately $8.1 billion, mature in 2017 through 2019.

         The FICO has assessment authority, separate from the FDIC's authority to assess risk-based premiums for deposit insurance, to collect funds from FDIC-insured institutions sufficient to pay interest on FICO bonds. The FDIC acts as collection agent for the FICO. The Deposit Insurance Funds Act 1996
(DIFA) authorized the FICO to assess both BIF- and SAIF-insured deposits, and required the BIF rate to equal one-fifth the SAIF rate through year-end 1999, or until the insurance funds are merged, whichever occurs first. Thereafter, BIF- and SAIF-insured deposits will be assessed at the same rate by FICO.

         The FICO assessment rate is adjusted quarterly to reflect changes in the assessment bases of the respective funds based on quarterly Call Report and Thrift Financial Report submissions. The quarterly FICO rates since enactment of DIFA have ranged from 1.164 to 1.30 basis points for BIF institutions and 5.82 to 6.50 basis points for SAIF institutions.

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

Year 2000 Compliance

         The year 2000 has posed a unique set of challenges to those industries reliant on information technology. As a result of methods employed by early programmers, many software applications and operational programs may be unable to distinguish the year 2000 from the year 1900. If not effectively addressed, this problem could result in the production of inaccurate data, or, in the worst cases, the inability of the systems to continue to function altogether. Financial institutions are particularly vulnerable due to the industry's dependence on electronic data processing systems. In 1997, the Company started the process of identifying the hardware and software issues required to be addressed to assure year 2000 compliance. The Company began by assessing the issues related to the year 2000 and the potential for those issues to adversely affect the Company's operations and those of its subsidiaries.

         Since that time, the Company has established a Year 2000 Compliance Team (the Team) composed of representatives from key areas throughout the organization. It is the mission of this Team to identify areas subject to complications related to the year 2000 and to initiate remedial measures designed to eliminate any adverse effects on the Company's operations. The Team has identified all mission-critical software and hardware that may be adversely affected by the year 2000 and has required vendors to represent that the systems and products provided are or will be year 2000 compliant.

         The Company expects that all mission critical software will be upgraded to achieve year 2000 compliance and tested by December 31, 1998. In addition, the Team is developing contingency plans to address systems which do not become year 2000 compliant by December 31, 1998.

         Management has determined that if a business interruption as a result of Year 2000 issue occurred, such an interruption could be material. The primary effort required to prevent a potential business interruption is to assure the Company's third party processor is year 2000 compliant. As a cost saving measure, management has contracted with a different third party processor to convert data before June 30, 1999. This third party processor has stated that Year 2000 remediation and testing efforts have been successfully completed.

         The Company is committed to a plan for achieving compliance, focusing not only on its own data processing systems, but also on its loan customers. The Team has taken steps to educate and assist its customers with identifying their year 2000 compliance problems. In addition, the Team has proposed policy and procedure changes to help identify potential risks to the Company and to gain an understanding of how customers are managing the risks associated with the year 2000.

         Management believes that the organization has an effective year 2000 compliance program in place and that additional expenditures required to bring its systems into compliance will not have a materially adverse effect on the Company's operations, cash flow, or financial condition. Management expects total additional out-of-pocket expenditures to be approximately $131,000. This includes costs to upgrade equipment specifically for the purpose of year 2000 compliance and certain administrative expenditures. However, the year 2000 problem is pervasive and complex and can potentially affect any computer process. Accordingly, no assurance can be given that year 2000 compliance can be achieved without additional unanticipated expenditures and uncertainties that might affect future financial results.

         The Federal banking regulators have established standards for achieving year 2000 compliance for federally insured depository institutions. If an institution fails to meet any of the established standards, its primary regulator may issue an order directing the institution to cure the deficiency. Until the deficiency cited in the regulator's order is cured, the regulator may restrict the institution's growth rate and take any action the regulator deems appropriate.

                              ---------------------
                              CORPORATE INFORMATION
                              ---------------------

Holding Company                                               Form 10-KSB Annual Report
CSB Financial Group, Inc.                                     Copies of CSB Financial Group, Inc.'s Form
200 South Poplar Street                                       10-KSB annual report as filed with the
Centralia, Illinois 62801                                     Securities and Exchange Commission and other
                                                              published reports may be obtained without
Subsidiaries                                                  charge by writing our corporate headquarters:
Centralia Savings Bank
200 South Poplar Street                                                    CSB Financial Group, Inc.
Centralia, Illinois 62801                                                   200 South Poplar Street
                                                                           Centralia, Illinois 62801
Centralia SLA, Inc.                                                       Attention: K. Gary Reynolds
200 South Poplar Street
Centralia, Illinois 62801                                     Registrar and Transfer Agent
                                                              The Registrar and Transfer Company
Stock Information                                             ("Registrar")  maintains all stockholder records.
The Common Stock of the Holding Company is                    Registrar handles stock transfer and registration,
quoted on the Nasdaq  "SmallCap"  market under                address  changes, corrections/changes  in
the  symbol  "CSBF"  since  its  subsidiary,                  taxpayer identification numbers, and Form 1099
Centralia Savings Bank, converted to stock form               tax  reporting  questions.  If you  require  assistance
in  October  1995.                                            assistance or have any questions, please contact
                                                              Registrar by mail or phone:
On October 5, 1995, the Company issued
1,035,000 shares of its Common Stock at a                                Registrar and Transfer Company
purchase price of $8.00 per share in connection                                10 Commerce Drive
with the conversion of the Savings Bank from a                             Cranford, New Jersey 07016
state chartered mutual savings bank to a state
chartered capital stock savings bank.  The closing            Annual Meeting
price per share for the Holding Company's                     The annual meeting of stockholders of CSB
Common Stock as reported on the Nasdaq                        Financial Group, Inc. will be held on January 8,
"SmallCap" market on November 23, 1998 was                    1999 at 10:00 a.m. at 801 12th Street, Carlyle,
$9.875.  The Holding Company has not paid                     Illinois.
cash dividends on its Common Stock.
                                                              Independent Auditors
Stock Pricing History                                         McGladrey & Pullen, LLP
The following table sets forth the high and low               1806 Fox Drive
sales  prices as  reported on the Nasdaq                      Champaign, Illinois 61820
"SmallCap" market during the past year.

                                                              Special Counsel
Fiscal 1998                    High           Low             Schiff Hardin & Waite
--------------------------------------------------            7200 Sears Tower
First Quarter                $ 14.00       $ 12.25            Chicago, Illinois 60606
Second Quarter               $13.625       $12.875
Third Quarter                $ 14.00       $ 13.00
Fourth Quarter               $ 12.75       $  9.00

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

                                    OFFICERS
                             Centralia Savings Bank
                    ----------------------------------------

                                K. Gary Reynolds
                      President and Chief Executive Officer

                                Stephen J. Greene
                                 Vice President

                                Joanne S. Ticknor
                             Secretary and Treasurer

                            CSB FINANCIAL GROUP, INC.

                        Consolidated Financial Statements
                        With Independent Auditor's Report

                     Years Ended September 30, 1998 and 1997

                            CSB FINANCIAL GROUP, INC.


                                    Contents


--------------------------------------------------------------------------------
INDEPENDENT AUDITOR'S REPORT
--------------------------------------------------------------------------------

CONSOLIDATED FINANCIAL STATEMENTS

   Consolidated balance sheets

   Consolidated statements of income

   Consolidated statements of stockholders' equity

   Consolidated statements of cash flows

   Notes to consolidated financial statements

--------------------------------------------------------------------------------

                          Independent Auditor's Report


To the Stockholders and Board of Directors
CSB Financial Group, Inc.
Centralia, Illinois


We have audited the accompanying consolidated balance sheets of CSB Financial Group, Inc. and subsidiary as of September 30, 1998 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CSB Financial Group, Inc. and subsidiary as of September 30, 1998 and 1997, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.


/s/ McGladrey & Pullen, LLP



Champaign, Illinois
October 30, 1998

CSB FINANCIAL GROUP, INC. and SUBSIDIARY
Consolidated Balance Sheets
September 30, 1998 and 1997
(in thousands, except share data)

                                                                      1998       1997
---------------------------------------------------------------------------------------
ASSETS
Cash and due from banks ..........................................   $   763    $ 1,687
Interest-bearing deposits ........................................       779        988
                                                                     ------------------
              Cash and cash equivalents ..........................     1,542      2,675
Securities:
   Available for sale ............................................    16,931     16,777
   Nonmarketable equity securities ...............................       215        210
Loans, net of allowance for loan losses of $171 in 1998 and
   $165 in 1997 ..................................................    26,111     27,134
Premises and equipment ...........................................       607        602
Accrued interest receivable ......................................       304        290
Intangible assets ................................................       600        660
Other assets .....................................................       113        186
                                                                     ------------------
         Total assets ............................................   $46,423    $48,534
                                                                     ==================

LIABILITIES AND STOCKHOLDERS'  EQUITY
LIABILITIES:
   Deposits:
      Demand .....................................................   $ 8,543    $ 9,073
      Savings ....................................................     3,387      3,395
      Time deposits > $100,000 ...................................     1,680      1,085
      Other time deposits ........................................    22,245     23,033
                                                                     ------------------
              Total deposits .....................................    35,855     36,586
   Other liabilities .............................................       169         52
   Deferred income taxes .........................................       270        244
                                                                     ------------------
              Total liabilities ..................................    36,294     36,882
                                                                     ------------------

COMMITMENTS, CONTINGENCIES AND CREDIT RISK

STOCKHOLDERS' EQUITY
   Preferred stock, $0.01 par value; 100,000 shares authorized;
      none issued and outstanding
   Common stock, $0.01 par value; authorized 2,000,000 shares;
      1,035,000 shares issued ....................................        10         10
   Paid-in capital ...............................................     7,823      7,813
   Retained earnings .............................................     6,384      6,039
   Unrealized gain on securities available for sale, net of income
      tax effect .................................................       154        110
   Unearned employee stock ownership plan shares .................      (180)      (202)
   Management recognition plan ...................................      (551)      (589)
                                                                     ------------------
                                                                      13,640     13,181
   Less cost of treasury stock; 1998 302,080 shares;
      1997 132,775 shares ........................................    (3,511)    (1,529)
                                                                     ------------------
              Total stockholders' equity .........................    10,129     11,652
                                                                     ------------------
              Total liabilities and stockholders' equity .........   $46,423    $48,534
                                                                     ==================

See Notes to Consolidated Financial Statements.

CSB FINANCIAL GROUP, INC. and SUBSIDIARY
CONSOLIDATED Statements of Income
Years Ended September 30, 1998 and 1997
(in thousands, except share data)


                                                                     1998    1997
----------------------------------------------------------------------------------
Interest income:
   Loans and fees on loans .......................................  $2,187  $2,164
   Securities:
      Taxable ....................................................     988     936
      Nontaxable .................................................      53      35
   Other .........................................................      76     118
                                                                    --------------
                                                                     3,304   3,253
                                                                    --------------
Interest expense:
   Deposits ......................................................   1,638   1,642
                                                                    --------------
              Net interest income ................................   1,666   1,611

Provision for loan losses ........................................      63      90
                                                                    --------------
              Net interest income after  provision for loan losses   1,603   1,521
                                                                    --------------

Noninterest income:
   Service charges on deposits ...................................      81      72
   Gain on sale of securities ....................................       5      54
   Other .........................................................      48      28
                                                                    --------------
                                                                       134     154
                                                                    --------------
Noninterest expense:
   Compensation and employee benefits ............................     631     628
   Occupancy and equipment .......................................      89      91
   Data processing ...............................................     103      95
   SAIF deposit insurance ........................................      22      20
   Professional fees .............................................      83     128
   Other .........................................................     345     357
                                                                    --------------
                                                                     1,273   1,319
                                                                    --------------

              Income before income taxes .........................     464     356
Income taxes .....................................................     119     111
                                                                    --------------
              Net income .........................................  $  345  $  245
                                                                    ==============
Earnings per share:
   Basic .........................................................  $ 0.43  $ 0.28
                                                                    ==============

   Diluted .......................................................  $ 0.42  $ 0.27
                                                                    ==============

See Notes to Consolidated Financial Statements.

CSB FINANCIAL GROUP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended September 30, 1998 and 1997
(In thousands, except share data)

--------------------------------------------------------------------------------

                                                      Preferred Common   Paid-In
                                                        Stock    Stock   Capital
                                                       -------------------------

Balance at September 30, 1996 .......................  $  - -   $   10   $ 7,586

   Employee stock ownership plan shares allocated ...     - -      - -        20
   Purchase of treasury stock .......................     - -      - -       - -
   Grant of 62,100 shares for management
      recognition plan ..............................     - -      - -       207
   Management recognition plan shares allocated
   Change in unrealized gain (loss) on securities
      available for sale ............................     - -      - -       - -
   Net income .......................................     - -      - -       - -
                                                       -------------------------

Balance at September 30, 1997 .......................     - -       10     7,813

   Employee stock ownership plan shares allocated ...     - -      - -        10
   Purchase of treasury stock .......................     - -      - -       - -
   Management recognition plan shares allocated .....     - -      - -       - -
   Change in unrealized gain (loss) on securities
      available for sale ............................     - -      - -       - -
   Net income .......................................     - -      - -       - -
                                                       -------------------------

Balance at September 30, 1998 .......................  $  - -   $   10 $   7,823
                                                       =========================
See Notes to Consolidated Financial Statements.

--------------------------------------------------------------------------------
          Unrealized    Unearned
          Gain (Loss)   Employee
         on Securities   Stock       Management
Retained   Available    Ownership    Recognition   Treasury
Earnings   for Sale    Plan Shares      Plan         Stock       Total
--------------------------------------------------------------------------------

$  5,794    $   (24)   $    (582)    $     - -     $     - -    $ 12,784

     - -        - -           49           - -           - -          69
     - -        - -          331           - -        (1,943)     (1,612)

     - -        - -          - -          (621)          414         - -
     - -        - -          - -            32           - -          32

     - -        134          - -           - -           - -         134
     245        - -          - -           - -           - -         245
------------------------------------------------------------------------

   6,039         110        (202)         (589)       (1,529)     11,652

     - -         - -          22           - -           - -          32
     - -         - -         - -           - -        (1,982)     (1,982)
     - -         - -         - -            38           - -          38

     - -          44         - -           - -           - -          44
     345         - -         - -           - -           - -         345
------------------------------------------------------------------------

$  6,384     $   154     $  (180)      $  (551)     $ (3,511)   $ 10,129
========================================================================

CSB FINANCIAL GROUP, INC. and SUBSIDIARY
CONSOLIDATED Statements of Cash Flows
Years Ended September 30, 1998 and 1997
(in thousands)

                                                                         1998        1997
-------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
   Net income ......................................................    $   345     $   245
   Adjustments to reconcile net income to net cash provided by operating activities:
      Provision for loan losses ....................................         63          90
      Provision for depreciation ...................................         38          40
      Amortization of intangible assets ............................         60          62
      Employee stock ownership plan compensation expense ...........         32          69
      Management recognition plan compensation expense .............         38          32
      Deferred income taxes ........................................        - -          80
      Gain on sale of securities ...................................         (5)        (54)
      Loss on sale of other real estate owned ......................          3         - -
      Amortization and accretion of securities .....................         (1)        (36)
      Change in assets and liabilities:
        (Increase) decrease in accrued interest receivable .........        (14)         41
        Decrease in other assets ...................................         46          18
        Increase (decrease) in other liabilities ...................        117        (245)
                                                                        -------------------
              Net cash flows from operating activities .............        722         342
                                                                        -------------------
Cash Flows from Investing Activities
   Securities available for sale:
      Purchases ....................................................    (13,004)    (10,124)
      Proceeds from sales ..........................................      5,154       2,726
      Proceeds from maturities and paydowns ........................      7,772       6,600
   Securities held to maturity:
      Proceeds from sales ..........................................        - -         359
   Nonmarketable equity securities:
      Purchases of nonmarketable equity securities .................         (5)        (45)
   (Increase) decrease in securities purchased under agreements
      to resell ....................................................        - -         300
   Loan originations, net of principal payments on loans ...........        981        (321)
   Proceeds from the sale of other real estate owned ...............          3
   Purchases of premises and equipment .............................        (43)        (48)
                                                                        -------------------
              Net cash flows from investing activities .............        858        (553)
                                                                        -------------------
Cash Flows from Financing Activities
   Net (decrease) in demand deposits, NOW accounts
      passbook savings accounts ....................................    $  (538)    $   (65)
   Net (decrease) in time deposits .................................       (193)       (203)
   Purchase of treasury stock ......................................     (1,982)     (1,612)
                                                                        -------------------
              Net cash flows from financing activities .............     (2,713)     (1,880)
                                                                        -------------------

              Net decrease in cash and cash equivalents ............     (1,133)     (2,091)
Cash and cash equivalents, beginning of year .......................      2,675       4,766
                                                                        -------------------
Cash and cash equivalents, end of year .............................    $ 1,542     $ 2,675
                                                                        ===================
Cash paid during the year for:
   Interest ........................................................    $ 1,626     $ 1,643
                                                                        ===================
   Income taxes, net of refunds ....................................    $    15     $    47
                                                                        ===================
Supplemental Disclosures of Investing and Financing Activities:
   Change in unrealized gain (loss) on securities available for sale    $    70     $   217
                                                                        ===================
   Change in deferred income taxes attributable to the unrealized
      gain (loss) on securities available for sale .................    $    26     $    83
                                                                        ===================

Transfer of securities from held to maturity to available for sale .    $   - -     $ 1,657
                                                                        ===================

Transfer to other real estate owned ................................    $   - -     $    28
                                                                        ===================

Loans originated to facilitate sale of other real estate owned .....    $    21     $   - -
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

Loans are considered impaired when, based on current information and events, it is probable the Company will not be able to collect all amounts due. The portion of the allowance for loans losses applicable to impaired loans would be computed based on the present value of the estimated future cash flows of interest and principal discounted at the loan's effective interest rate or on the fair value of the collateral for collateral dependent loans. The entire change in present value of expected cash flows of impaired loans or of collateral value is reported as bad debt expense in the same manner in which impairment initially was recognized or as a reduction in the amount of bad debt expense that otherwise would be reported. Management had not classified any loans as impaired as of September 30, 1998 or 1997.

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

Earnings per common share In 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share" (FAS 128). FAS 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and where appropriate, restated to conform to the FAS 128 requirements. Basic earnings per share is computed by dividing net income for the year by the weighted average number of shares outstanding of 797,237 and 874,661 for 1998 and 1997, respectively. Diluted earnings per share is determined by dividing net income for the year by the weighted average number of shares of common stock and common stock equivalents outstanding. Common stock equivalents assume exercise of stock options and use of proceeds to purchase treasury stock at the average market price for the period. Unallocated shares of the ESOP are not considered outstanding. The weighted average shares outstanding for purposes of computing diluted earnings per share were 824,296 and 900,784 for 1998 and 1997, respectively.

Reclassifications Certain reclassifications have been made to the balances as of September 30, 1997, with no effect on net income, to be consistent with the classifications adopted for September 30, 1998.

Effect of New Accounting Standards

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

   Disclosures about Segments of an Enterprise and Related Information Statement of Financial Accounting Standard No. 131, "Disclosures about Segments of an Enterprise and Related Information" (FAS 131), was issued in July 1997 by the Financial Accounting Standards Board. The standard requires the Corporation to disclose the factors used to identify reportable segments including the basis of organization, differences in products and services, geographic areas, and regulatory environments. FAS 131 additionally requires financial results to be reported in the financial statements for each reportable segment. The Standard is effective for financial statement periods beginning after December 15, 1997. The Company only has one segment and, therefore, this Standard will have no effect on the consolidated financial statements.

   Accounting for Derivative Instruments and Hedging Activities Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133) establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. This statement applies to all entities. FAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Earlier application is encouraged. The statement is not to be applied retroactively to financial statements of prior periods. The Company does not believe the adoption of FAS 133 will have a material impact on the consolidated financial statements.

Note 2.  Securities

Amortized cost and fair values of securities available for sale are as follows:

                                                            Gross       Gross
                                                 Amortized Unrealized Unrealized  Fair
September 30, 1998                                  Cost     Gains     Losses     Value
                                                 ---------------------------------------


Obligations of states and political
   subdivisions ...............................   $ 1,643   $    44   $     3    $ 1,684
U.S. Government and agency ....................     9,752       123       - -      9,875
U.S. Treasury .................................     4,000        16       - -      4,016
Mortgage backed securities ....................     1,288        73         5      1,356
                                                  --------------------------------------
                                                  $16,683   $   256   $     8    $16,931
                                                  ======================================

September 30, 1997

Obligations of states and political
   subdivisions ...............................   $   748   $    22   $   - -    $   770
U.S. Government and agency ....................     8,906        61       - -      8,967
U.S. Treasury .................................     5,713         4        15      5,702
Mortgage backed securities ....................     1,232       106       - -      1,338
                                                  --------------------------------------
                                                  $16,599   $   193   $    15    $16,777
                                                  ======================================

The amortized cost and fair value of securities available for sale, by contractual maturity, are shown below. Maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid without any penalties. Therefore, these securities are not included in the maturity categories in the following maturity summary:

                                                        As of September 30, 1998
                                                        ------------------------
                                                          Available for Sale
                                                          ------------------
                                                          Amortized   Fair
                                                             Cost     Value
                                                          ------------------

Less than one year ......................................  $ 2,999   $ 3,008
Due after one year through five years ...................    7,547     7,613
Due after five years through ten years ..................    4,645     4,749
Due after ten years .....................................      204       205
Mortgage-backed securities ..............................    1,288     1,356
                                                           -----------------
                                                           $16,683   $16,931
                                                           =================

During the first quarter of the year ending September 30, 1997, the Company transferred $1,657 of securities classified as held-to-maturity to the available-for-sale classification and recorded $27 as a component of equity, net of $30 of deferred taxes. In accordance with the requirements of Statement of Financial Accounting Standards No. 115, these securities are now accounted for at fair value.

As a member of the Federal Home Loan Bank system, the Bank is required to maintain an investment in capital stock of the Federal Home Loan Bank in an amount equal to 1% of its outstanding home loans. No ready market exists for the Bank stock, and it has no quoted market value. For disclosure purposes, such stock is assumed to have a market value which is equal to cost.

The Company had securities with a carrying value of $150,159 pledged as collateral for public deposits or for other purposes as required or permitted by law for the years ended September 30, 1998. The Company had no securities pledged during 1997.

Gross realized gains and losses from the sale of securities available for sale follow:

                                                   Years Ended
                                                  September 30,
                                                ----------------
                                                 1998      1997
                                                ----------------

Gross gains ...........................         $   6     $   54
Gross losses ..........................            (1)       - -
                                                ----------------
              Net gain ................         $   5 $       54
                                                ================

Note 3.  Loans

Loans are summarized as follows:

                                                      September 30,
                                                    ------------------
                                                     1998       1997
                                                    ------------------

Mortgage loans:
   One to four family ...........................   $19,295    $19,044
   Commercial real estate .......................     1,120        969
   Other loans secured by real estate ...........       283        444
                                                    ------------------
              Total mortgage loans ..............    20,698     20,457
                                                    ------------------

Commercial and consumer loans:
   Commercial loans .............................       625      1,013
   Consumer loans ...............................     4,095      4,771
   Home equity lines of credit ..................       678        816
   Share loans ..................................       193        266
                                                    ------------------
              Total commercial and consumer loans     5,591      6,866
                                                    ------------------

Less:
   Allowance for loan losses ....................      (171)      (165)
   Deferred loan fees ...........................        (6)       (15)
   Unearned income on consumer loans ............        (1)        (9)
                                                    ------------------
                                                       (178)      (189)
                                                    ------------------

              Loans, net ........................   $26,111    $27,134
                                                    ==================

The Bank generally originates single-family residential loans within its primary lending area, Marion County. The Bank's underwriting policies require such loans to be made at 80% loan-to-value based upon appraised values unless private mortgage insurance is obtained. These loans are secured by the underlying properties.

At September 30, 1998 and 1997, the Company had approximately $410,000 and $198,000 of loans for which the accrual of interest had been discontinued.

In the normal course of business, the Bank makes loans to its executive officers, directors and employees, and to companies and individuals affiliated with officers, directors and employees of the Bank and the Company. In the opinion of management, these loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties. The activity in these loans is as follows:

Balance as of October 1, 1997 ..............................            $   998
   New loans ...............................................                222
   Repayments ..............................................               (170)
                                                                        -------

Balance as of September 30, 1998 ...........................            $ 1,050
                                                                        =======

Note 4.  Allowance for Loan Losses

The following is an analysis of the allowance for loan losses:

                                                     Year Ended September 30,
                                                     ------------------------
                                                         1998       1997
                                                     ------------------------

Balance, beginning ..........................          $   165     $  117
   Provision charged to income ..............               63         90
   Charge-offs ..............................              (61)       (43)
   Recoveries ...............................                4          1
                                                       ------------------
Balance, ending .............................          $   171     $  165
                                                       ==================

Note 5.  Premises and Equipment

Premises and equipment consist of:

                                                                 September 30,
                                                              ------------------
                                                                1998      1997
                                                              ------------------

Land ......................................................   $   136   $   136
Office building ...........................................       479       476
Furniture and equipment ...................................       429       389
                                                              -----------------
                                                                1,044     1,001
Less accumulated depreciation .............................      (437)     (399)
                                                              -----------------

                                                              $   607   $   602
                                                              =================


Note 6.  Deposits

At September 30, 1998, the scheduled maturities of time deposits are as follows:

Year Ended September 30:                                              Amount
--------------------------------------------------------------------------------

   1999                                                             $   17,583
   2000                                                                  3,773
   2001                                                                  1,057
   2002                                                                    877
   2003 and thereafter                                                     635
                                                                    ----------
                                                                    $   23,925
                                                                    ==========

Note 7.  Income Taxes

Income taxes consist of:

                                                     For the Year Ended
                                                         September 30,
                                                   ----------------------
                                                     1998          1997
                                                   ----------------------

Current .................................          $   119       $     31
Deferred ................................              - -             80
                                                   ----------------------

              Total .....................          $   119       $    111
                                                   ======================

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

Retained earnings at September 30, 1998 and 1997, includes approximately $867 of the tax reserve which accumulated prior to 1988, for which no deferred federal income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then current corporate income tax rate. The unrecorded deferred income tax liability on the above amounts was approximately $336 as of September 30, 1998 and 1997.

Income tax expense differed as follows:

                                                                   Year Ended
                                                                  September 30,
                                                                 ---------------
                                                                  1998     1997
                                                                 ---------------

Statutory rate applied to earnings before income tax ........... $  158  $  121
Increase in income taxes resulting from:
   Tax exempt interest income ..................................    (18)    (13)
   Other .......................................................    (21)      3
                                                                 --------------

                                                                 $  119  $  111
                                                                 ==============

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities are as follows:

                                                         Year Ended
                                                        September 30,
                                                       ---------------
                                                         1998    1997
                                                       ---------------

Allowance for loan losses - book ....................  $   66   $   64
Illinois net operating loss carryforward ............      22       43
                                                       ---------------
              Total deferred tax assets .............      88      107
                                                       ---------------

Unrealized gain on securities available for sale ....     (94)     (68)
Allowance for loan losses - tax .....................     (92)     (76)
Cash basis adjustment ...............................     (95)     (96)
FHLB stock basis ....................................      (7)      (7)
Premises and equipment basis ........................     (23)     (24)
Other ...............................................     (47)     (80)
                                                       ---------------
              Total deferred tax liabilities ........    (358)    (351)
                                                       ---------------

              Net deferred tax liabilities ..........  $ (270) $  (244)
                                                       ===============

Note 8.  Fair Value of Financial Instruments

Financial Accounting Standard No. 107 (FAS 107), "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. FAS 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company and its subsidiary.

The following table reflects a comparison of carrying values and the fair values of the financial instruments:

                                   September 30, 1998  September 30, 1997
                                   ------------------ -------------------
                                    Carrying   Fair   Carrying  Fair
                                      Value    Value    Value    Value
                                     ----------------------------------

Assets:
   Cash and cash equivalents ......  $ 1,542 $  1,542 $  2,675 $  2,675
   Securities available for sale ..   16,931   16,931   16,777   16,777
   Nonmarketable equity securities       215      215      210      210
   Accrued interest receivable ....      304      304      290      290
   Loans ..........................   26,111   26,013   27,134   27,210
Liabilities:
   Deposits .......................   35,855   35,909   36,586   36,649
   Accrued interest payable .......       12       12       13       13

The following methods and assumptions were used by the Company in estimating the fair value disclosures for financial instruments:

Cash and cash equivalents The carrying values reported in the balance sheet for cash and cash equivalents, including cash and due from banks and interest earning deposits approximate their fair values.

Securities Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The carrying value of accrued interest receivable approximates its fair value. The carrying value for nonmarketable equity securities approximates their fair values.

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

Note 9.  Capital Ratios

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of September 30, 1998, that the Bank meets all capital adequacy requirements to which it is subject.

As of September 30, 1998, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

                                                                                                To Be Well
                                                                                             Capitalized Under
                                                                        For Capital          Prompt Corrective
                                                  Actual             Adequacy Purposes       Action Provisions
                                          ------------------------------------------------------------------------
                                             Amount      Ratio       Amount      Ratio       Amount      Ratio
                                          ------------------------------------------------------------------------
As of September 30, 1998:
Total Capital (to Risk Weighted
   Assets)
      Consolidated                        $      9,546      46.2% $      1,655       8.0%       N/A
      Bank                                $      9,239      44.7% $      1,655       8.0% $      2,069      10.0%
Tier I Capital (to Risk Weighted
   Assets)
      Consolidated                        $      9,375      45.3% $        827       4.0%       N/A
      Bank                                $      9,067      43.8% $        827       4.0% $      1,241       6.0%
Tier I Capital (to Average
   Adjusted Assets)
      Consolidated                        $      9,375      19.8% $      1,899       4.0%       N/A
      Bank                                $      9,067      19.4% $      1,869       4.0% $      2,337       5.0%

As of September 30, 1997:
Total Capital (to Risk Weighted
   Assets)
      Consolidated                        $     11,047     51.17% $      1,727       8.0%       N/A
      Bank                                $      8,777     40.96% $      1,714       8.0% $      2,143      10.0%
Tier I Capital (to Risk Weighted
   Assets)
      Consolidated                        $     10,882     50.40% $        864       4.0%       N/A
      Bank                                $      8,612     40.19% $        857       4.0% $      1,286       6.0%
Tier I Capital (to Average
   Adjusted Assets)
      Consolidated                        $     10,882     22.94% $      1,897       4.0%       N/A
      Bank                                $      8,612     19.04% $      1,809       4.0% $      2,261       5.0%

Note 10. Officer, Director and Employee Benefit Plans

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

As shares are committed to be released from unallocated shares, the Bank recognizes compensation expense equal to the current market price of the shares, and the shares become outstanding for purposes of calculating earnings per share. The Bank recognized compensation expense for the ESOP of $32 and $69 for the years ended September 30, 1998 and 1997, respectively.

Dividends received, if any, by the ESOP on unallocated shares will be used for debt service.

In July 1997, the Company repurchased 41,400 shares of common stock from the ESOP. The ESOP used the proceeds received from the repurchase to reduce outstanding debt to the Company. The balance in unearned ESOP shares was reduced by the cost of the shares sold to the Company.

The following table reflects the shares held by the plan:

                                                                  September 30,
                                                                ----------------
                                                                  1998     1997
                                                                ----------------

Shares allocated ..............................................  17,029   11,968
Shared released to be allocated ...............................   1,842    4,324
Unreleased shares (Fair value as of September 30, 1998 and 1997
   $281 and $309) .............................................  22,529   25,108
                                                                ----------------

                                                                 41,400   41,400
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

Profit Sharing Plan The Bank has a noncontributory defined contribution profit-sharing plan for all employees who have attained age 21 and one year of service. Nondeductible voluntary contributions are permitted, but none have been made to date. The Board of Directors determines the annual contribution to the plan which is allocated to those employees who worked more than 500 hours during the plan year or who are employed at the end of the plan year based on the prorata share of eligible compensation for the plan year.
There have been no contributions for the years ended September 30, 1998 and 1997.

Management Recognition Plan (MRP) The MRP was approved as of October 10, 1996. The MRP purchased, with funds provided by the Company, 62,100 shares in the open market during January 1997. Directors, officers, and employees become vested in the shares of common stock awarded to them under the MRP at a rate of 20 percent per year, commencing one year after the grant date, and 20 percent on each anniversary date thereof for the following four years. As of September 30, 1998 and 1997, 18,009 shares and 18,630 shares, respectively, have been awarded to officers, directors, and employees. Compensation expense is recognized on a straight line basis over the vesting period for shares awarded under the plan.

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

The options under the Stock Option Plan become exercisable at a rate of 20 percent per year commencing one year after the grant date. At September 30, 1998 and 1997, 35,875 and 25,875 options had been granted, respectively.

The terms of the options under the Nonqualified Stock Option Plan and the exercise schedule are at the discretion of the Committee. At September 30, 1998 and 1997, 25,875 options had been granted.

A summary of the status of the Company's fixed stock option plan and changes during the years ending on those dates is presented below:

                                                                 September 30,
                                               --------------------------------------------
                                                        1998                  1997
                                               -------------------     --------------------
                                                          Weighted                Weighted
                                                           Average                 Average
                                                          Exercise                Exercise
                                                 Shares     Price      Shares      Price
                                               ------------------------------------------
Options outstanding, beginning
   of the year                                   51,750    $  9.22     25,875    $     9.08
Options granted                                  10,000      12.51     25,875          9.36
Options exercised                                   - -        - -        - -           - -
                                               --------------------------------------------
Options outstanding, end of year                 61,750    $  9.75     51,750    $     9.22
                                               ============================================

Options exercisable                              15,525                 5,175
Weighted-average fair value of options
   granted during the year                     $   4.37              $   3.33

The fair value of each grant is estimated at the grant date using the Black-Sholes option-pricing model with the following weighted-average assumptions for grants in 1998 and 1997: dividend rate of 0%; price volatility of 20.44% and a risk free interest rate of 4.59%.

Employee Stock Plans At September 30, 1997, the Company has three stock based compensation plans which were described above. As permitted by generally accepted accounting principles, grants under these plans are accounted for following APB Opinion No. 25 and related interpretations. Accordingly, no compensation expense was recognized for grants under the Stock Option Plan and $38 and $32 of compensation expense was recognized under the MRP for the years ended September 30, 1998 and 1997, respectively.

Had compensation cost for the stock-based compensation plan been determined based on the grant date fair values of awards (the method described in FASB Statement No. 123), reported net income and earnings per common share would have been reduced to the proforma amounts shown below.

                                                  1998      1997
                                                 ----------------
Net income:
   As reported .........................         $  345    $  245
   Proforma ............................            302       193

Basic earnings per share:
   As reported .........................         $ 0.43    $ 0.28
   Proforma ............................           0.38      0.22

Diluted earning per share:
   As reported .........................         $ 0.42    $ 0.27
   Proforma ............................           0.37      0.21

The following table summarizes information about fixed stock options outstanding at September 30, 1998:

                                                     Options
                        Options Outstanding        Exercisable
                   ----------------------------------------------
                                     Weighted
                                      Average
                                     Remaining
     Exercise          Number       Contractual       Number
      Price         Outstanding        Life        Exercisable
-----------------------------------------------------------------

$             9.08         25,875             7.7         10,350
              9.36         25,875             8.1          5,175
             12.51         10,000             9.0

                   ----------------------------------------------
                           61,750             8.1         15,525
                   ==============================================

Note 11. Commitments, Contingencies and Credit Risk

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

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit written is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. Financial instruments whose contract amounts represent credit risk at September 30, 1998 follows:

                                                                                                 Range of Rates
                                            Variable Rate      Fixed Rate          Total          on Fixed Rate
                                             Commitments      Commitments       Commitments        Commitments
                                           ------------------------------------------------------------------------
Commitment to extend credit:
   1998                                    $            275 $          1,008 $           1,283       8.25% - 11.5%
   1997                                                 330              933             1,263      8.25% - 11.25%

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