Form 10KSB, Exhibit 13
period 1999-09-30
CSB FINANCIAL GROUP INC
filed 1999-12-23
CIK 940006

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


Dear Fellow Shareholders:

Highlights for 1999 include growth in total assets of $2.5 million, total deposits of $1.1 million and gross loans of $2.9 million with an additional $1.0 million in loan commitments at year-end. Our loan department had a productive year with loan originations of $15.4 million in new loans compared to $10.1 million in 1998, led primarily by the refinancing of residential real estate loans and new commercial loans. Quality of the loan portfolio improved during the fiscal year, with non-performing assets declining by 50% to $205,000. Our allowance for loan losses to total non-performing assets ratio also improved significantly from 42% to 108%.

The consolidated net income declined $46,000, or 13%, to $299,000 at September 30, 1999. The decrease in income represented a $0.01 decrease in diluted earnings per share from 1998. Consolidated income before income taxes (excluding non-recurring items) for 1999 increased 11% to $516,000 as compared to $464,000 in 1998. The non-recurring items were related to the data processing and the Year-2000 conversion expenses of $85,000 incurred during the last six months of the fiscal year ended September 30, 1999. These non-recurring items approximated a $0.07 per share decline in the diluted earnings per share.

The market price for CSB Financial Group, Inc.'s stock as of November 26, 1999 was $11.25 per share, an increase of 14% from the close of November 23, 1998. This is encouraging, due to the market volatility of bank stocks in the NASDAQ index. Our strategic plans for improving shareholders' return on equity were briefly delayed by isolated shareholder actions. The Board of Directors is committed to improving return on equity and implementing these strategic plans.

In May 1999, the Company changed data processing servicers. The cost of the conversion of data to another servicer was significant. These costs were attributable to 12% of the noninterest expenses for the year. Of course, this change was made for three primary reasons: (1) to provide our customer base with enhanced services at a reasonable cost, (2) to ensure continued data processing capabilities during the century date change, and (3) to reduce our labor costs. We expect the data processing expenses to remain at prior year's levels, while providing more products and service benefits to our customers. One such service enhancement that saves time and labor for our checking account customers is the implementation of the imaging system for checking accountholders. This system provides a digital-image of every check and deposit on a customer's monthly checking account statement for easy retrieval and storage. When customers experienced the convenience of this statement, which was pre-punched to fit a provided binder, many commented they would not be satisfied with any other type of statement. The customer can also arrange to have a monthly statement prepared that combines the banking activities of several accounts on one statement.

The century-date change, commonly referred to as "Year 2000" or "Y2K," is an event that has placed unusual demands on all businesses, especially those in the financial industry. As a result, the Company has devoted much time and resources to ensure our ability to meet our customers' financial needs. Our current data processing service completed its testing and achieved compliance in early 1998. Centralia Savings Bank developed, tested and implemented backup procedures to address ongoing operations in the unusual event there is a malfunction in the electrical or telecommunication systems. We completed an evaluation of all equipment, software applications, and third-party vendors to ensure there will be no interruptions in services. We have also evaluated all significant credit accounts to determine if alternate procedures are warranted to diminish any Y2K risks they may pose to the Company. We are confident in the results of our Y2K evaluations and we look forward to the New Year.

The financial service industry will be experiencing a great deal of change due to the recent repeal of the Glass-Steagall Act. The offering of insurance and investment products/services will become an increasing portion of a bank's product offerings to its customer base. Technological advances will give customers access to their accounts through Internet services. The continued merger and acquisition between financial institutions will continue to change the landscape of the banking community.

Through the coming months, our greatest challenge is to maintain a competitive advantage, identify the customer products and services to offer, select the means of distributing these products/services and improve the value of our shareholders' investment in this Company. Our greatest competitive advantage is that our customers know we are accessible and that decisions are made locally by managers and directors that live, work and participate in this community.

The employees of the Company are well trained, experienced and loyal. They are dedicated to serving our customers and shareholders. Our success continues to be linked to the commitment and dedication of our employees and the support of our customers and shareholders. The Board of Directors has committed to programs targeting asset growth, leveraging capital and evaluating strategic alliance opportunities with the singular goal of providing the best value to our shareholders.

We are confident and excited about our future as a community bank. We look forward to opportunities the future brings. On behalf of the board of directors, officers and staff of the Company, we thank you our shareholders for their investment and our customers for their business.

Sincerely,


/s/ A. John Byrne
-------------------------------------
A. John Byrne
Chairman of the Board


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

         In June, 1999, the Board of Directors authorized management to retain an independent third party to evaluate strategic alternatives for the Company. This action resulted from an unsolicited offer that was declined by the Board of Directors.

Comparison of Operating Results for the Fiscal Years Ended September 30, 1999 and 1998

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

         The Company's net income for the fiscal year ended September 30, 1999 was $299,000 as compared to $345,000 for the fiscal year ended September 30, 1998. This represents a $46,000, or 13.3%, decrease in net income.

         Net Interest Income. The Company's net interest income for the fiscal years ended September 30, 1999 and 1998 were $1,718,000 and $1,666,000, respectively. This represents a $52,000, or 3.1%, increase in net interest income. This is primarily due to an increase in the net interest rate spread.

         Interest income decreased $51,000, or 1.54%, from $3,304,000 for the fiscal year ended September 30, 1998 compared to $3,253,000 for the fiscal year ended September 30, 1999. The decrease resulted primarily from a 29 basis point decrease in the average rate earned on the Company's interest-earning assets.

         The $99,000 decrease in interest on securities and other interest earning assets was partially offset by the $48,000 increase in interest and fees on loans. The decrease in interest on securities and other interest earning assets was a result of a decrease in average balances of $490,000 and yields of 40 basis points. As yields on investment securities continued to decline, management chose to invest funds in loans with an average yield of 7.84% rather than mortgage backed securities or investment securities with average yields of 8.13% and 5.69%, respectively.

         Interest expense decreased $103,000, or 6.29%, to $1,535,000 for the fiscal year ended September 30, 1999 from $1,638,000 for fiscal year ended September 30, 1998. The $1.2 million increase in average balances was more than offset by the 47 basis point decrease in cost of funds.

         Provision for Loan Losses. The Company's provision for loan losses for the fiscal year ended September 30, 1999 was $72,000, compared to $63,000 for the fiscal year ended September 30, 1998. Management evaluates the adequacy of the Company's allowance for loan losses on a quarterly basis and may, based on such review, adjust the amount of the provision for loan losses.
Classified loans are considered as part of this review.

         Non-Interest Income. The Company's non-interest income for the fiscal year ended September 30, 1999 was $132,000, as compared to $134,000 for the fiscal year ended September 30, 1998. This represents a decrease of $2,000, or 1.49%, in non-interest income. The decrease resulted primarily from a $5,000 decrease in gains on sale of securities offset by a $1,000 increase in service charges on deposits and a $2,000 increase in other non-interest income.

         Non-Interest Expense. The Company's non-interest expense for the fiscal year ended September 30, 1999 was $1,347,000, as compared to $1,273,000 for the fiscal year ended September 30, 1998. The $74,000, or 5.81%, increase in non-interest expense is principally due to additional costs incurred in the conversion of data processing service centers.

         Compensation and Employee Benefits expense increased $20,000, or 3.17%, to $651,000 for the fiscal year ended September 30, 1999. This increase was primarily due to an increase of $17,000 in group insurance premiums.

         Data processing expense increased $55,000, or 53.40%, to $158,000 for the fiscal year ended September 30, 1999. This increase was primarily attributable to costs associated with the conversion of data processing service centers.

         Other non-interest expenses decreased $14,000, or 4.06%, to $331,000 for the fiscal year ended September 30, 1999 as compared to $345,000 for the fiscal year ended September 30, 1998.

         Provision for Income Taxes. The Company's provision for income taxes for the fiscal year ended September 30, 1999 was $132,000, as compared to $119,000 for the fiscal year ended September 30, 1998. This represents a $13,000, or 10.9%, increase in the provision for income taxes.

Comparison of Financial Condition as of September 30, 1999 and 1998

         General. At September 30, 1999, the Company's total assets were $48.9 million, an increase of $2.5 million, or 5.4%, as compared to $46.4 million at September 30, 1998. The increase resulted from a $2.8 million increase in loans receivable, net of the allowance for loan losses, which offset the $.7 decrease in cash and cash equivalents. The increase in loans was funded by a $1.1 million increase in deposits and $1.4 million in borrowings.

         Loans. Loans, net of the allowance for loan losses, at September 30, 1999 were $28.9 million, an increase of $2.8 million, or 10.8%, compared to $26.1 million for the fiscal year ended September 30, 1998. Mortgage loans increased $3.0 million, or 14.55%, consumer loans decreased $646,000, or 15.78%, as compared to the fiscal year ended September 30, 1998. Commercial loans increased $539,000, or 86.24%, to $1.2 million for the year ended September 30, 1999 as compared to $625,000 for the year ended September 30, 1998. Home equity lines of credit and share loans remained relatively stable.

         Average loan balances for 1999 amounted to $28.5 million as compared to $26.9 million in the previous fiscal year. The Company continues to emphasize mortgage lending, however, management is also making more loans on commercial real estate and commercial operations.

         The residential mortgage loans increased $1.9 million during 1999, or 10.00%, to $21.2 million as compared to $19.3 million for the fiscal year ended September 30, 1998. During 1999, loan originations for residential mortgage loans amounted to $7.6 million as compared to $5.2 million in originations for the prior fiscal year.

         Residential mortgage loans represent 72.83% of gross loans. Consumer loans, consisting primarily of automobile loans, made up 11.84% of gross loans, commercial loans made up 3.99% of gross loans, home equity lines of credit and share loans made up 2.81% of gross loans, commercial real estate loans made up 1.78% of gross loans, and non-residential real estate loans comprised 6.75% of the portfolio at September 30, 1999.

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

         Nonperforming loans as of September 30, 1999 amounted to $205,000 or .42% of total assets as compared to $410,000 or .88% of total assets as of
September 30, 1998.

         The following table sets forth an analysis of the Company's gross allowance for loan losses for the periods indicated.

                                                         For the Fiscal Year
                                                         Ended September 30,
                                                         --------------------
                                                           1999        1998
                                                         --------------------
                                                           (In Thousands)

Allowance at beginning of period .................       $   171     $   165
Provision for loan losses ........................            72          63
Recoveries:
    Consumer loans ...............................            18           4
          Total recoveries .......................            18           4

Charge-offs:
    Consumer loans ...............................            39          61
          Total charge-offs ......................            39          61
          Net charge-offs ........................           (21)        (57)
          Balance at end of period ...............       $   222     $   171

Ratio of allowance for loan losses to gross loans
  outstanding at the end of the period ...........         0.76%       0.65%
Ratio of net charge offs to average loans
  outstanding net during the period ..............         0.07%       0.21%
Ratio of allowance for loan losses to total
  nonperforming assets at the end of the period ..       108.29%      41.71%

         Investment Securities. Investment securities represented 35.43% of total assets as of September 30, 1999 compared to 36.93% of total assets as of September 30, 1998. Investment securities increased $188,000, 1.10%, from $17.1 million to $17.3 million as of September 30, 1999. At September 30, 1999, the Company held approximately $17.3 million in investment securities of which $17.1 million were held as available for sale, and $216,000 were non-marketable equity securities. Of the $17.3 million in investment securities, $13.1 million, or 75.57%, were U. S. Government and agency securities, $1.0 million, or 5.78%, were U.S. Treasury securities, $1.6 million, or 9.38%, were obligations of state and political subdivisions, $216,000, or 1.25%, were non-marketable equity securities, $482,000, or 2.78% were corporate securities and $909,000, or 5.24%, were mortgage-backed securities.

         Deposits. At September 30, 1999, total deposits amounted to $36.9 million, or 75.44%, of total assets. Total deposits increased $1.1 million, or 2.93% from September 30, 1998. The increase resulted from an increase of $947,000, $407,000 and $20,000 in time deposits greater than $100,000, savings and demand deposits, respectively, offset by a $323,000 decrease in other time deposits.

         Borrowings. At September 30, 1999, total borrowings totaled $1.4 million, or 2.86% of total assets, and consisted of advances on a line of credit from the Federal Home Loan Bank of Chicago. The borrowings were made in September 1999 to fund loan growth. The Company had no borrowings outstanding at September 30, 1998.

Return on Equity and Assets

         Net income for the fiscal year ended September 30, 1999 was $299,000 as compared to $345,000 for the fiscal year ended September 30, 1998.

         Return on average assets (ROA) for the year ended September 30, 1999 was .62% as compared to .73% for the year ended September 30, 1998. The cause for the decrease in ROA was principally due to an increase in noninterest expenses.

         Return on average equity (ROE) for the year ended September 30, 1999 was 2.93% as compared to 3.24% for the year ended September 30, 1998. The cause for the decrease in ROE was due to decreased net income and a decrease in the fair value of securities available for sale.

         The average equity to average assets ratio as of September 30, 1999 was 21.18% as compared to 22.35% as of September 30, 1998. The primary cause for the decrease was the decreased net income and the decrease in the fair value of securities available for sale.

Average Balance Sheet

         The following table presents the average balance sheet for the Company for the years ended September 30, 1999 and 1998, the interest on interest earning assets and interest bearing liabilities and the related average yield or cost. The yields and costs are derived by dividing income or expense by the average balance of the related asset or liability for the periods shown. Average balances were determined from averaging month-end balances.

                                                           For the Fiscal Year Ended September 30,
                                                -----------------------------------------------------------
                                                            1999                           1998
                                                ----------------------------   ----------------------------
                                                                      (In Thousands)
                                                Average   Interest &  Yield/   Average  Interest &  Yield/
                                                Balance   Dividends    Cost    Balance  Dividends    Cost
                                                -----------------------------------------------------------
Interest-earning assets:
  Mortgage loans (5) ........................   $22,506    $ 1,634     7.26%   $20,201    $ 1,630     8.07%
  Commercial loans (5) ......................     1,968        210    10.67%       961         96     9.99%
  Consumer loans (5) ........................     4,045        391     9.67%     5,736        461     8.04%
                                                ------------------             ------------------
        Total loans, net ....................   $28,519    $ 2,235     7.84%   $26,898      2,187     8.13%

  Mortgage-backed securities (3) ............   $ 1,046    $    85     8.13%   $ 1,048         98     9.35%
  Investment securities (2)(3) ..............    15,312        871     5.69%    15,712        943     6.00%
  Daily interest-bearing deposits ...........       617         48     7.78%       706         62     8.78%
  FHLB stock ................................       214         14     6.54%       213         14     6.57%
                                                ------------------             ------------------
        Total interest-earning assets .......   $45,708    $ 3,253     7.12%   $44,577      3,304     7.41%

Non-interest earning assets:
  Office properties and equipment, net ......   $   630                        $   603
  Real estate, net ..........................         7                              5
  Other non-interest earning assets .........     1,911                          2,377
                                                -------                        -------
        Total assets ........................   $48,256                        $47,562
                                                =======                        =======

Interest-bearing liabilities:
  Passbook accounts .........................   $ 3,604    $    74    2.05%    $ 3,435         82     2.39%
  NOW accounts ..............................     4,575         86    1.88%      3,712         69     1.86%
  Money market accounts .....................     2,960         99    3.34%      3,550        134     3.77%
  Certificates of deposit ...................    24,658      1,274    5.17%     23,892      1,353     5.66%
                                                ------------------             ------------------
        Total deposits ......................   $35,797    $ 1,533    4.28%    $34,589      1,638     4.74%
  FHLB Advances .............................        34          2    5.88%        - -        - -      - -
                                                ------------------             ------------------
        Total interest-bearing ..............   $35,831    $ 1,535    4.28%    $34,589    $ 1,638     4.74%
liabilities

Non-interest bearing liabilities:
  Non-interest bearing deposits .............   $ 1,827                        $ 1,451
  Other liabilities .........................       378                            890
                                                -------                        -------
        Total liabilities ...................   $38,036                        $36,930
Stockholders' equity ........................    10,220                         10,632
                                                -------                        -------
        Total liabilities and
            stockholders' equity ............   $48,256                        $47,562
                                                =======                        =======

Net interest income .........................             $ 1,718                         $ 1,666
                                                          =======                         =======
Interest rate spread (4) ....................                         2.84%                           2.67%
Net interest margin (1) .....................                         3.76%                           3.74%
Ratio of average interest-earning
  assets to average interest-bearing
  liabilities ...............................   127.57%                        128.88%

(1)  Net interest income as a percentage of average interest-earning assets.
(2)  Includes available for sale investment securities.
(3) Interest is classified as interest income on securities in the Consolidated Statement of Income.
(4) Difference between weighted average yield on interest-earning assets and weighted average cost of interest-bearing liabilities.
(5)  Average volume includes nonaccrual loans.

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

                                 1999 Compared to 1998       1998 Compared to 1997
                               Increase (Decrease) Due To  Increase (Decrease) Due To
                               --------------------------  --------------------------
                                  Rate   Volume      Net     Rate   Volume      Net
                               --------------------------  --------------------------
                                      (In Thousands)            (In Thousands)
Interest-earning assets:
  Mortgage loans ..............  $ (163) $   167   $    4   $   80  $     6   $   86
  Commercial loans ............       7      107      114       15      (18)      (3)
  Consumer loans ..............      93     (163)     (70)     (43)     (17)     (60)
                                 ------------------------   ------------------------
        Total loans ...........     (63)     111       48       52      (29)      23

  Mortgage-backed securities ..     (13)     - -      (13)      (3)     (34)     (37)
  Investment and other
    securities ................     (49)     (23)     (72)      29       91      120
  Interest-bearing deposits ...      (7)      (7)     (14)      83     (139)     (56)
  FHLB stock ..................     - -      - -      - -       (1)       2        1
                                 ------------------------   ------------------------
        Total net change income
          on interest-earning
          assets ..............    (132)      81      (51)     160     (109)      51
                                 ------------------------   ------------------------
Interest-bearing liabilities:
  Passbook ....................     (11)       3       (8)      (6)      (4)     (10)
  Interest-bearing demand
    (NOW) accounts ............       1       16       17      - -      (26)     (26)
  Money market deposit
    accounts ..................     (15)     (20)     (35)      23      (10)      13
  Certificates of deposit .....    (117)      38      (79)     (76)      95       19
  FHLB Advances ...............     - -        2        2      - -      - -      - -
                                 ------------------------   ------------------------
        Total net change in
          expense on interest-
          bearing liabilities .    (142)      39     (103)     (59)      55       (4)
                                 ------------------------   ------------------------
        Net change in net
          interest income .....  $   10   $   42   $   52   $  219   $ (164)  $   55
                                 ========================   ========================

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

         At September 30, 1999, the Company's interest-bearing liabilities either maturing or repricing within one year exceeded its interest-earning assets either maturing or repricing within one year by $(1.6) million, representing a cumulative one-year interest-rate sensitivity gap of negative (3.25)%. During periods of rising interest rates, it is expected that the yield on the Company's interest-earning assets would rise more slowly than the cost on its interest-bearing liabilities, which would be expected to have a negative effect on net interest income. A decrease in interest rates would have the opposite effect on net interest income, as the interest rates paid on interest-bearing liabilities would fall more rapidly than would the interest rates earned on interest-earning assets.

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

         The Company's investment securities portfolio had an average maturity of 4.4 years, excluding mortgage-backed securities, as of September 30, 1999. Accordingly, the Company's investment securities portfolio could be made less interest-rate sensitive by increasing the average maturity of the portfolio.

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

         The primary investing activity of the Company is the origination of one-to-four-family residential mortgage loans. During each of the fiscal years ended September 30, 1999 and 1998, the Company originated one-to-four-family residential mortgage loans in the amount of $7.6 million and $5.2 million, respectively. These activities were funded primarily by Federal Home Loan Bank advances and deposit growth.

         The net cash used in investing activities for the fiscal year ended September 30, 1999 totaled $3.5 million. Investment activities included the purchase of investment securities which totaled $7.1 million and $13.0 million for the fiscal year ended September 30, 1999 and 1998, respectively and the origination of loans, net of paydowns, of $2.9 million for the year ended September 30, 1999. Sources of cash for investing activities was provided by operating activities, maturities and sales of securities, and cash and cash equivalents held at the beginning of the fiscal year. Investment activities included the sale of investment securities which totaled $500,000 and $5.2 million for the fiscal years ended September 30, 1999 and 1998, respectively. Investment activities also included maturities and paydowns on investment securities which totaled $6.1 million and $7.8 million for the fiscal years ended September 30, 1999 and 1998, respectively.

         The Company must maintain an adequate level of liquidity to ensure the availability of sufficient funds to support loan growth and deposit withdrawals, satisfy financial commitments and take advantage of investment opportunities. During the fiscal year ended September 30, 1999 and 1998, the Company used its sources of funds primarily to fund loan commitments. At September 30, 1999, the Company had commitments to extend credit in the amount of $2.3 million. These commitments were comprised of variable-rate and fixed-rate commitments in the amounts of $1,173,000 and $1,146,000, respectively. The range of rates on fixed-rate commitments was 7.75% to 10.5%.

         At September 30, 1999, certificates of deposits totaled $24.5 million, or 66.52% of total deposits, as compared to $23.9 million, or 66.73% of total deposits for fiscal year ended September 30, 1998. Time deposits over $100,000 accounted for $2.6 million and $1.7 million, respectively, of the certificate of deposit totals. Historically, the Company has been able to retain a significant amount of its maturing deposits by increasing the interest rates earned by the certificates of deposit. Because deposit insurance premiums paid by commercial banks on BIF-insured deposits have been drastically reduced, the Company may find it more difficult to retain such deposits. Management believes it will have adequate resources to fund maturing deposits and withdrawals from additional deposits, proceeds of scheduled repayments of loans as well as from payments received on investment and mortgage-backed securities.

         Capital. The Company is required to maintain a specific amount of capital pursuant to the regulations of the Commissioner of Savings and Residential Finance and the Federal Deposit Insurance Corporation (FDIC). As of September 30, 1999, the Company was in compliance with all regulatory capital requirements with a Tier 1 capital to risk-weighted assets ratio of 42.93%, compared to the minimum ratio required of 4.0%, total capital to risk-weighted assets ratio of 43.90% compared to the minimum ratio required of 8.0% and a Tier 1 capital to average assets ratio of 20.29% compared to the minimum ratio required of 4.0%.

         The Company continues to maintain a strong capital position to support its capital requirements. Stockholders' equity increased $149,000 to $10.3 million as of September 30, 1999. This increase was due primarily to net income of $299,000 offset by a decrease in unrealized gain on securities available for sale of $207,000.

Impact of New Accounting Pronouncements

         Accounting for Derivative Instruments and Hedging Activities Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133) establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. This statement applies to all entities. FAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Earlier application is encouraged. The statement is not to be applied retroactively to financial statements of prior periods. In June 1999, Statement of Financial Accounting Standard No. 137 was issued to extend the effective date by one year to all fiscal quarters of fiscal years beginning after June 15, 2000. The Company does not believe the adoption of FAS 133, as amended by FAS 137, will have a material impact on the consolidated financial statements.

         Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise Statement of Financial Accounting Standard No. 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise" (FAS 134) changes the way mortgage banking firms account for certain securities and other interests they retain after securitizing mortgage loans that were held for sale. The Statement is effective for financial statements for the first fiscal quarter beginning after December 15, 1998. The Company does not securitze mortgages and is not a Mortgage Banking Enterprise and therefore, FAS 134 will not have an impact on the consolidated financial statements.

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

         The assessment for the Bank was $21,000 as of September 30, 1999.

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

         Pending Legislation. On November 4, 1999, the United States Congress approved legislation that would allow bank holding companies to engage in a wider range of nonbanking activities, including greater authority to engage in securities and insurance activities. Under the Gramm-Leach-Bliley Act (the "Act"), a bank holding company that elects to become a financial holding company may engage in any activity that the Board of Governors of the Federal Reserve System (the "Federal Reserve"), in consultation with the Secretary of the Treasury, determines by regulation or order is (i) financial in nature, (ii) incidental to any such financial activity, or (iii) complementary to any such financial activity and does not pose a substantial risk to the safety or soundness of depository institutions or the financial system generally. The Act specifies certain activities that are deemed to be financial in nature, including lending, exchanging, transferring, investing for others, or safeguarding money or securities; underwriting and selling insurance; providing financial, investment, or economic advisory services; underwriting, dealing in or making a market in, securities; and any activity currently permitted for bank holding companies by the Federal Reserve under section 4(c)(8) of the Bank Holding Company Act. A bank holding company may elect to be treated as a financial holding company only if all depository institution subsidiaries of the holding company are well-capitalized, well-managed and have at least a satisfactory rating under the Community Reinvestment Act.

         National banks are also authorized by the Act to engage, through "financial subsidiaries," in any activity that is permissible for a financial holding company (as described above) and any activity that the Secretary of the Treasury, in consultation with the Federal Reserve, determines is financial in nature or incidental to any such financial activity, except (i) insurance underwriting, (ii) real estate development or real estate investment activities (unless otherwise permitted by law), (iii) insurance company portfolio investments and (iv) merchant banking. The authority of a national bank to invest in a financial subsidiary is subject to a number of conditions, including, among other things, requirements that the bank must be well-managed and well-capitalized (after deducting from capital the bank's outstanding investments in financial subsidiaries). The Act provides that state banks may invest in financial subsidiaries (assuming they have the requisite investment authority under applicable state law) subject to the same conditions that apply to national bank investments in financial subsidiaries.

         The Act must be signed by the President before it will take effect. At this time, the Company is unable to predict the impact the Act may have on the Company and its subsidiary.

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

         All mission critical software was upgraded and tested to achieve year 2000 compliance. In addition, the Team developed contingency plans to address systems which do not become year 2000 compliant.

         Management has determined that if a business interruption as a result of Year 2000 issue occurred, such an interruption could be material. The primary effort required to prevent a potential business interruption is to assure the Company's third party processor is year 2000 compliant. As a cost saving measure, management contracted with a different third party processor and converted data during the quarter ended June 30, 1999. This third party processor has stated that Year 2000 remediation and testing efforts have been successfully completed.

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

         Management believes that the organization has an effective year 2000 compliance program in place and that additional expenditures required to bring its systems into compliance will not have a materially adverse effect on the Company's operations, cash flow, or financial condition. To date, year 2000 compliance expenditures have amounted to $40,000. Management expects total additional out-of-pocket expenditures to be less than $25,000. This includes costs to upgrade equipment specifically for the purpose of year 2000 compliance and certain administrative expenditures. However, the year 2000 problem is pervasive and complex and can potentially affect any computer process. Accordingly, no assurance can be given that year 2000 compliance can be achieved without additional unanticipated expenditures and uncertainties that might affect future financial results.

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

                     Years Ended September 30, 1999 and 1998

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

   Notes to consolidated financial statements

--------------------------------------------------------------------------------

                          Independent Auditor's Report


To the Stockholders and Board of Directors
CSB Financial Group, Inc.
Centralia, Illinois


We have audited the accompanying consolidated balance sheets of CSB Financial Group, Inc. and subsidiary as of September 30, 1999 and 1998, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CSB Financial Group, Inc. and subsidiary as of September 30, 1999 and 1998, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.



/s/ McGladrey & Pullen, LLP


Champaign, Illinois
October 28, 1999

CSB FINANCIAL GROUP, INC. and SUBSIDIARY
Consolidated Balance Sheets
September 30, 1999 and 1998
(in thousands, except share data)

                                                                   1999        1998
------------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents .....................................   $   871    $ 1,542
Securities:
   Available for sale .........................................    17,118     16,931
   Nonmarketable equity securities ............................       216        215
Loans, net of allowance for loan losses of $222 in 1999 and
   $171 in 1998 ...............................................    28,920     26,111
Premises and equipment ........................................       683        607
Accrued interest receivable ...................................       318        304
Intangible assets .............................................       539        600
Other assets ..................................................       255        113
                                                                  ------------------
              Total assets ....................................   $48,920    $46,423
                                                                  ==================

LIABILITIES AND STOCKHOLDERS'  EQUITY
LIABILITIES:
   Deposits:
      Demand ..................................................   $ 8,563    $ 8,543
      Savings .................................................     3,794      3,387
      Time deposits of $100,000 or more .......................     2,627      1,680
      Other time deposits .....................................    21,922     22,245
                                                                  ------------------
              Total deposits ..................................    36,906     35,855
   Other liabilities ..........................................       191        169
   Advances from the Federal Home Loan Bank ...................     1,400        - -
   Deferred income taxes ......................................       145        270
                                                                  ------------------
              Total liabilities ...............................    38,642     36,294
                                                                  ------------------

COMMITMENTS, CONTINGENCIES AND CREDIT RISK

STOCKHOLDERS' EQUITY
   Preferred stock, $0.01 par value; 100,000 shares authorized;
      none issued and outstanding .............................       - -        - -
   Common stock, $0.01 par value; authorized 2,000,000 shares;
      1,035,000 shares issued .................................        10         10
   Paid-in capital ............................................     7,829      7,823
   Retained earnings ..........................................     6,683      6,384
   Accumulated other comprehensive income .....................       (53)       154
   Unearned employee stock ownership plan shares ..............      (160)      (180)
   Management recognition plan ................................      (514)      (551)
                                                                  ------------------
                                                                   13,795     13,640
   Less cost of treasury stock; 1999 302,701 shares;
      1998 302,080 shares .....................................    (3,517)    (3,511)
                                                                  ------------------
              Total stockholders' equity ......................    10,278     10,129
                                                                  ------------------

              Total liabilities and stockholders' equity ......   $48,920    $46,423
                                                                  ==================

See Notes to Consolidated Financial Statements.

CSB FINANCIAL GROUP, INC. and SUBSIDIARY
CONSOLIDATED Statements of Income
Years Ended September 30, 1999 and 1998
(in thousands, except share data)


                                                                     1999    1998
----------------------------------------------------------------------------------
Interest income:
   Loans and fees on loans .......................................  $2,235  $2,187
   Securities:
      Taxable ....................................................     880     988
      Nontaxable .................................................      76      53
   Other .........................................................      62      76
                                                                    --------------
                                                                     3,253   3,304
                                                                    --------------
Interest expense:
   Deposits ......................................................   1,533   1,638
   Borrowings ....................................................       2     - -
                                                                    --------------
                                                                     1,535   1,638
                                                                    --------------
              Net interest income ................................   1,718   1,666

Provision for loan losses ........................................      72      63
                                                                    --------------
              Net interest income after  provision for loan losses   1,646   1,603
                                                                    --------------

Noninterest income:
   Service charges on deposits ...................................      82      81
   Gain on sale of securities ....................................     - -       5
   Other .........................................................      50      48
                                                                    --------------
                                                                       132     134
                                                                    --------------
Noninterest expense:
   Compensation and employee benefits ............................     651     631
   Occupancy and equipment .......................................     106      89
   Data processing ...............................................     158     103
   SAIF deposit insurance ........................................      21      22
   Professional fees .............................................      80      83
   Other .........................................................     331     345
                                                                    --------------
                                                                     1,347   1,273
                                                                    --------------

              Income before income taxes .........................     431     464
Income taxes .....................................................     132     119
                                                                    --------------
              Net income .........................................  $  299  $  345
                                                                    --------------

Earnings per share:
   Basic .........................................................  $ 0.42  $ 0.43

   Diluted .......................................................  $ 0.41  $ 0.42

See Notes to Consolidated Financial Statements.

CSB FINANCIAL GROUP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended September 30, 1999 and 1998
(In thousands, except share data)

                                                                                  Accu-
                                                                                 mulated  Unearned
                                                                                  Other   Employee
                                                                                 Compre-    Stock    Management
                                           Preferred  Common  Paid-In  Retained  hensive  Ownership  Recognition  Treasury
                                             Stock     Stock  Capital  Earnings  Income  Plan Shares    Plan        Stock    Total
                                           -----------------------------------------------------------------------------------------
Balance at September 30, 1997 .............  $  - -   $   10   $7,813    $6,039  $  110   $  (202)    $  (589)    $(1,529)  $11,652
   Net income .............................     - -      - -      - -       345     - -       - -         - -         - -       345
   Comprehensive Income:
      Change in unrealized gain (loss) on
        securities available for sale, net
        of tax of $26 .....................     - -      - -      - -       - -      47       - -         - -         - -        47
      Realized gain on securities sold
        during the year, net of tax of $2 .     - -      - -      - -       - -      (3)      - -         - -         - -        (3)
                                                                                 ------                                     -------
   Comprehensive income ...................     - -      - -      - -       - -      44       - -         - -         - -       389
                                                                                 ------                                     -------
   Employee stock ownership plan shares
        allocated .........................     - -      - -       10       - -     - -        22         - -         - -        32
   Management recognition plan shares
        allocated .........................     - -      - -      - -       - -     - -       - -          38         - -        38
   Purchase of treasury stock .............     - -      - -      - -       - -     - -       - -         - -      (1,982)   (1,982)
                                             ---------------------------------------------------------------------------------------
Balance at September 30, 1998 .............     - -       10    7,823     6,384     154      (180)       (551)     (3,511)   10,129
   Net income .............................     - -      - -      - -       299     - -       - -         - -         - -       299
   Comprehensive Income:
      Change in unrealized gain (loss) on
        securities available for sale, net
        of tax of $(127) ..................     - -      - -      - -       - -    (207)      - -         - -         - -      (207)
                                                                                 ------                                     --------
   Comprehensive income ...................     - -      - -      - -       - -    (207)      - -         - -         - -        92
                                                                                 ------                                     --------
   Employee stock ownership plan shares
     allocated ............................     - -      - -        6       - -     - -        20         - -         - -        26
   Management recognition plan shares
     allocated ............................     - -      - -      - -       - -     - -       - -          37         - -        37
   Purchase of treasury stock .............     - -      - -      - -       - -     - -       - -         - -          (6)       (6)
                                            ----------------------------------------------------------------------------------------
Balance at September 30, 1999 ...........   $   - -   $   10   $7,829    $6,683  $  (53)  $  (160)     $ (514)    $(3,517)   $10,278
                                            ========================================================================================

See Notes to Consolidated Financial Statements.

CSB FINANCIAL GROUP, INC. and SUBSIDIARY
CONSOLIDATED Statements of Cash Flows
Years Ended September 30, 1999 and 1998
(in thousands)

                                                                          1999        1998
-------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
   Net income ......................................................    $   299     $   345
   Adjustments to reconcile net income to net cash provided by operating activities:
      Provision for loan losses ....................................         72          63
      Provision for depreciation ...................................         49          38
      Amortization of intangible assets ............................         61          60
      Employee stock ownership plan compensation expense ...........         26          32
      Management recognition plan compensation expense .............         37          38
      Deferred income taxes ........................................          2         - -
      Gain on sale of securities ...................................        - -          (5)
      Loss on sale of other real estate owned ......................        - -           3
      Amortization and accretion of securities .....................         11          (1)
      Change in assets and liabilities:
        (Increase) in accrued interest receivable ..................        (14)        (14)
        (Increase) decrease in other assets ........................       (142)         46
        Increase in other liabilities ..............................         22         117
                                                                        -------------------
              Net cash flows from operating activities .............        423         722
                                                                        -------------------

Cash Flows from Investing Activities
   Securities available for sale:
      Purchases ....................................................     (7,143)    (13,004)
      Proceeds from sales ..........................................        500       5,154
      Proceeds from maturities and paydowns ........................      6,111       7,772
   Nonmarketable equity securities:
      Purchases of nonmarketable equity securities .................         (1)         (5)
   Loan originations, net of principal payments on loans ...........     (2,881)        981
   Proceeds from the sale of other real estate owned ...............        - -           3
   Purchases of premises and equipment .............................       (125)        (43)
                                                                        -------------------
              Net cash flows from investing activities .............     (3,539)        858
                                                                        -------------------

Cash Flows from Financing Activities
   Net increase (decrease) in demand deposits and savings accounts .    $   427     $  (538)
   Net increase (decrease) in time deposits ........................        624        (193)
   Purchase of treasury stock ......................................         (6)     (1,982)
   Proceeds from Federal Home Loan Bank advances ...................      1,400         - -
                                                                        -------------------
              Net cash flows from financing activities .............      2,445      (2,713)
                                                                        -------------------

              Net decrease in cash and cash equivalents ............       (671)     (1,133)

Cash and cash equivalents, beginning of year .......................      1,542       2,675
                                                                        -------------------
Cash and cash equivalents, end of year .............................    $   871     $ 1,542
                                                                        ===================

Cash paid during the year for:
   Interest ........................................................    $ 1,526     $ 1,626
                                                                        ===================
   Income taxes, net of refunds ....................................    $    59     $    15
                                                                        ===================

Supplemental Disclosures of Investing and Financing Activities:
   Change in unrealized gain (loss) on securities available for sale    $  (334)    $    70
                                                                        ===================
   Change in deferred income taxes attributable to the unrealized
      gain (loss) on securities available for sale .................    $  (127)    $    26
                                                                        ===================

Loans originated to facilitate sale of other real estate owned .....    $   - -     $    21
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

Effective October 1, 1998, the Company adopted Financial Accounting Standards Board Statement No. 130, "Comprehensive Income," which was issued in June of 1997. Statement No. 130 establishes new rules for the reporting and display of comprehensive income and its components, but has no effect on the Company's net income or total stockholders' equity. Statement No. 130 requires unrealized gains and losses on the Company's available for sale securities, which prior to adoption were reported separately in stockholders' equity, to be included in comprehensive income. Prior year financial statements have been reclassified to conform to the requirements of Statement No. 130.

The accounting and reporting policies of the Company conform to generally accepted accounting principles and general practice within the banking industry. Following is a description of the more significant policies which the Company follows in preparing and presenting its financial statements.

Cash and cash equivalents For purposes of reporting cash flows, the Company considers all cash on hand, deposit accounts and money-market funds to be cash equivalents.

Securities available for sale Securities classified as available for sale are those debt securities that the Company intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company's assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors. Securities available for sale are carried at fair value. The difference between fair value and amortized cost, adjusted for amortization of premium and accretion of discounts, which are recognized in interest income using the interest method over their contractual lives, results in an unrealized gain or loss. Unrealized gains or losses are reported as accumulated other comprehensive income, net of the related deferred tax effect. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings.

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

Loans are considered impaired when, based on current information and events, it is probable the Company will not be able to collect all amounts due. The portion of the allowance for loans losses applicable to impaired loans would be computed based on the present value of the estimated future cash flows of interest and principal discounted at the loan's effective interest rate or on the fair value of the collateral for collateral dependent loans. The entire change in present value of expected cash flows of impaired loans or of collateral value is reported as part of the provision for loan losses expense in the same manner in which impairment initially was recognized or as a reduction in the amount of provision for loan losses expense that otherwise would be reported. Management had not classified any loans as impaired as of September 30, 1999 or 1998.

Allowance for loan losses The allowance for loan losses is established through a provision for loan losses charged to operating expenses. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans and current economic conditions that may affect the borrowers' ability to pay. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses, and may require the Bank to make additions to the allowance based on their judgment about information available to them at the time of their examination.

Premises  and  equipment   Premises  and  equipment  are  stated  at  cost  less
accumulated depreciation. Depreciation is provided over the estimated useful lives of the related assets principally on the straight-line basis.

Intangible assets Core deposit intangible and goodwill were recorded as part of the acquisition of the Carlyle branch. Core deposit intangible is being amortized by the straight line method over a ten year period. Goodwill is being amortized by the straight line method over a fifteen year period.

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

Earnings per common share Basic earnings per share is computed by dividing net income for the year by the weighted average number of shares outstanding of 719,245 and 797,237 for 1999 and 1998, respectively. Diluted earnings per share is determined by dividing net income for the year by the weighted average number of shares of common stock and common stock equivalents outstanding. Common stock equivalents assume exercise of stock options and use of proceeds to purchase treasury stock at the average market price for the period. Unallocated shares of the ESOP are not considered outstanding. The weighted average shares outstanding for purposes of computing diluted earnings per share were 728,767 and 824,296 for 1999 and 1998, respectively.

Reclassifications Certain reclassifications have been made to the balances as of September 30, 1998, with no effect on net income, to be consistent with the classifications adopted for September 30, 1999.

Effect of New Accounting Standards

   Accounting for Derivative Instruments and Hedging Activities Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133) establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. This Statement applies to all entities. FAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Earlier application is encouraged. The Statement is not to be applied retroactively to financial statements of prior periods. In June 1999, Statement of Financial Accounting Standard No. 137 was issued to extend the effective date by one year to all fiscal quarters of fiscal years beginning after June 15, 2000. The Company does not believe the adoption of FAS 133, as amended by FAS 137, will have a material impact on the consolidated financial statements.

   Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise Statement of Financial Accounting Standard No. 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise" (FAS 134) changes the way mortgage banking firms account for certain securities and other interests they retain after securitizing mortgage loans that were held for sale. The Statement is effective for financial statements for the first fiscal quarter beginning after December 15, 1998. The Company does not securitize mortgages and is not a Mortgage Banking Enterprise and therefore, FAS 134 will not have an impact on the consolidated financial statements


Note 2.  Securities

Amortized cost and fair values of securities available for sale are as follows:

                                                            Gross      Gross
                                                Amortized Unrealized Unrealized   Fair
September 30, 1999                                 Cost     Gains      Losses     Value
------------------                              ---------------------------------------
Obligations of states and political
   subdivisions ..............................   $ 1,642   $    12    $   28    $ 1,626
U.S. Government and agency ...................    13,182        25       108     13,099
U.S. Treasury ................................     1,000         2       - -      1,002
Mortgage backed securities ...................       880        39        10        909
Corporate Securities .........................       500       - -        18        482
                                                 --------------------------------------
                                                 $17,204   $    78    $  164    $17,118
                                                 ======================================

September 30, 1998
------------------

Obligations of states and political
   subdivisions ..............................   $ 1,643   $    44    $    3    $ 1,684
U.S. Government and agency ...................     9,752       123       - -      9,875
U.S. Treasury ................................     4,000        16       - -      4,016
Mortgage backed securities ...................     1,288        73         5      1,356
                                                 --------------------------------------
                                                 $16,683   $   256    $    8    $16,931
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

                                              As of September 30,
                                                     1999
                                              -------------------
                                              Amortized   Fair
                                                Cost      Value
                                              ------------------

Less than one year .........................   $ 2,205   $ 2,198
Due after one year through five years ......     9,369     9,343
Due after five years through ten years .....     4,546     4,475
Due after ten years ........................       204       193
Mortgage-backed securities .................       880       909
                                               -----------------
                                               $17,204   $17,118
                                               =================

As a member of the Federal Home Loan Bank system, the Bank is required to maintain an investment in capital stock of the Federal Home Loan Bank in an amount equal to 1% of its outstanding home loans. No ready market exists for the Bank stock, and it has no quoted market value. For disclosure purposes, such stock is assumed to have a market value which is equal to cost.

The Company had securities with a carrying value of $200 and $150, respectively, pledged as collateral for public deposits for the years ended September 30, 1999 and 1998.

Gross realized gains and losses from the sale of securities available for sale follow:

                                                     Years Ended
                                                    September 30,
                                                  ------------------
                                                    1999      1998
                                                  ------------------

Gross gains .............................         $   - -    $     6
Gross losses ............................             - -         (1)
                                                  ------------------
              Net gain ..................         $   - -    $     5
                                                  ==================

Note 3.  Loans

Loans are summarized as follows:

                                                      September 30,
                                                    ------------------
                                                      1999       1998
                                                    ------------------
Mortgage loans:
   One to four family ...........................   $21,225    $19,037
   Commercial real estate .......................       519      1,120
   Other loans secured by real estate ...........     1,966        541
                                                    ------------------
              Total mortgage loans ..............    23,710     20,698
                                                    ------------------

Commercial and consumer loans:
   Commercial loans .............................     1,164        625
   Consumer loans ...............................     3,449      4,095
   Home equity lines of credit ..................       649        678
   Share loans ..................................       170        193
                                                    ------------------
              Total commercial and consumer loans     5,432      5,591
                                                    ------------------

Less:
   Allowance for loan losses ....................      (222)      (171)
   Deferred loan fees ...........................       - -         (6)
   Unearned income on consumer loans ............       - -         (1)
                                                    ------------------
                                                       (222)      (178)
                                                    ------------------

              Loans, net ........................   $28,920    $26,111
                                                    ==================

The Bank generally originates single-family residential loans within its primary lending area, Marion County. The Bank's underwriting policies require such loans to be made at 80% loan-to-value based upon appraised values unless private mortgage insurance is obtained. These loans are secured by the underlying properties.

At September 30, 1999 and 1998, the Company had approximately $205 and $410 of loans for which the accrual of interest had been discontinued.

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

Balance as of October 1, 1998 ..............................            $ 1,050
   New loans ...............................................              2,174
   Repayments ..............................................             (2,012)
                                                                        -------
Balance as of September 30, 1999 ...........................            $ 1,212
                                                                        =======

Note 4.  Allowance for Loan Losses

The following is an analysis of the allowance for loan losses:

                                                      Year Ended
                                                     September 30,
                                                  ------------------
                                                   1999        1998
                                                  ------------------

Balance, beginning ..........................     $  171      $  165
   Provision charged to income ..............         72          63
   Charge-offs ..............................        (39)        (61)
   Recoveries ...............................         18           4
                                                  ------------------

Balance, ending .............................     $  222      $  171
                                                  ==================


Note 5.  Premises and Equipment

Premises and equipment consist of:

                                                           September 30,
                                                         -----------------
                                                           1999      1998
                                                         -----------------

Land ............................................        $   136   $   136
Office building .................................            492       479
Furniture and equipment .........................            541       429
                                                         -----------------
                                                           1,169     1,044
Less accumulated depreciation ...................           (486)     (437)
                                                         -----------------
                                                         $   683   $   607
                                                         =================


Note 6.  Deposits

At September 30, 1999, the scheduled maturities of time deposits are as follows:

Year Ended September 30:                                                  Amount
------------------------                                                 -------

   2000                                                                  $11,972
   2001                                                                    8,982
   2002                                                                    2,091
   2003                                                                      954
   2004                                                                      464
   Thereafter                                                                 86
                                                                         -------
                                                                         $24,549
                                                                         =======

Note 7.  Advances from the Federal Home Loan Bank

At September 30, 1999, the Company had $1,400 of advances on its line of credit with the Federal Home Loan Bank at a rate of 5.89%, interest payable monthly. The investment securities held in safekeeping at the Federal Home Loan Bank are used as collateral on the line and their carrying value dictates the total amount the Company is allowed to borrow on their line.


Note 8.  Income Taxes

Income taxes consist of:

                                                 For the Year Ended
                                                 -------------------
                                                     September 30,
                                                  ------------------
                                                    1999       1998
                                                  ------------------

Current ...............................           $   130    $   119
Deferred ..............................                 2        - -
                                                  ------------------
              Total ...................           $   132    $   119
                                                  ==================

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

Retained earnings at September 30, 1999 and 1998, includes approximately $867 of the tax reserve which accumulated prior to 1988, for which no deferred federal income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then current corporate income tax rate. The unrecorded deferred income tax liability on the above amounts was approximately $336 as of September 30, 1999 and 1998.

Income tax expense differed as follows:

                                                             Year Ended
                                                            September 30,
                                                          -----------------

                                                            1999      1998
                                                          -----------------

Maximum statutory rate applied to earnings
  before income tax ................................      $   151   $   162
Increase in income taxes resulting from:
   Tax exempt interest income ......................          (27)      (19)
   Other ...........................................            8       (24)
                                                          -----------------
                                                          $   132   $   119
                                                          =================

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities are as follows:

                                                         Year Ended
                                                        September 30,
                                                       ---------------
                                                        1999     1998
                                                       ---------------

Allowance for loan losses - book ....................  $   86   $   66
Illinois net operating loss carryforward ............      37       22
Unrealized loss on securities available for sale ....      33      - -
                                                       ---------------
              Total deferred tax assets .............     156       88
                                                       ---------------

Unrealized gain on securities available for sale ....     - -      (94)
Allowance for loan losses - tax .....................     (76)     (92)
Cash basis adjustment ...............................    (119)     (95)
FHLB stock basis ....................................      (7)      (7)
Premises and equipment basis ........................     (36)     (23)
Other ...............................................     (63)     (47)
                                                       ---------------
              Total deferred tax liabilities ........    (301)    (358)
                                                       ---------------

              Net deferred tax liabilities ..........  $ (145) $  (270)
                                                       ===============


Note 9.  Fair Value of Financial Instruments

The Company provides disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Certain financial instruments and all nonfinancial instruments are excluded from the disclosure. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company and its subsidiary.

The following table reflects a comparison of carrying values and the fair values of the financial instruments:

                                               September 30,
                                     ----------------------------------
                                           1999             1998
                                     ----------------------------------
                                     Carrying  Fair   Carrying   Fair
                                      Value    Value    Value    Value
                                     ----------------------------------

Assets:
   Cash and cash equivalents ......  $   871  $   871  $ 1,542  $ 1,542
   Securities available for sale ..   17,118   17,118   16,931   16,931
   Nonmarketable equity securities       216      216      215      215
   Accrued interest receivable ....      318      318      304      304
   Loans ..........................   28,920   27,770   26,111   26,013
Liabilities:
   Deposits .......................   36,906   36,996   35,855   35,909
   Advances from FHLB .............    1,400    1,400      - -      - -
   Accrued interest payable .......       21       21       12       12

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

Advances from the Federal Home Loan Bank The carrying amounts of advances on the line of credit from the Federal Home Loan Bank approximates their fair values.

Off-balance-sheet instruments Fair values for the Bank's off-balance-sheet instruments, which consist of commitments to extend credit and standby letters of credit, are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The fair value for such financial instruments is nominal.


Note 10.  Capital Ratios

The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory--and possibly additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of September 30, 1999, that the Company meets all capital adequacy requirements to which it is subject.

As of September 30, 1999, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

                                                                                To Be Well
                                                              For Capital    Capitalized Under
                                                                Adequacy     Prompt Corrective
                                               Actual           Purposes     Action Provisions
                                           ----------------  --------------- -----------------
                                            Amount   Ratio    Amount   Ratio   Amount    Ratio
                                           ---------------------------------------------------
As of September 30, 1999:
Total Capital (to Risk Weighted
   Assets)
      Consolidated .....................   $10,014    43.9%    $1,825   8.0%      N/A
      Bank .............................   $ 9,769    42.8%    $1,825   8.0%   $2,281    10.0%
Tier I Capital (to Risk Weighted
   Assets)
      Consolidated .....................   $ 9,792    42.9%    $  913   4.0%      N/A
      Bank .............................   $ 9,547    41.9%    $  913   4.0%   $1,369     6.0%
Tier I Capital (to Average
   Adjusted Assets)
      Consolidated .....................   $ 9,792    20.3%    $1,930   4.0%      N/A
      Bank .............................   $ 9,547    19.8%    $1,930   4.0%   $2,412     5.0%

As of September 30, 1998:
Total Capital (to Risk Weighted
   Assets)
      Consolidated .....................   $ 9,546    46.2%    $1,655   8.0%      N/A
      Bank .............................   $ 9,239    44.7%    $1,655   8.0%   $2,069    10.0%
Tier I Capital (to Risk Weighted
   Assets)
      Consolidated .....................   $ 9,375    45.3%    $  827   4.0%      N/A
      Bank .............................   $ 9,067    43.8%    $  827   4.0%   $1,241     6.0%
Tier I Capital (to Average
   Adjusted Assets)
      Consolidated .....................   $ 9,375    19.8%    $1,899   4.0%      N/A
      Bank .............................   $ 9,067    19.4%    $1,899   4.0%   $2,337     5.0%


Note 11.  Officer, Director and Employee Benefit Plans

Employee Stock Ownership Plan (ESOP) The ESOP holds 41,400 shares of the Company's common stock for allocation to employees. The ESOP borrowed from the Company to purchase the common stock. The loan obligation is considered unearned employee stock ownership plan shares and is reflected as a reduction of stockholders' equity.

The following table reflects the status of the shares held by the plan:

                                                                  September 30,
                                                                ----------------
                                                                 1999     1998
                                                                ----------------

Shares allocated ............................................   19,530   17,029
Shares released to be allocated .............................    1,849    1,842
Unreleased shares (Fair value as of September 30, 1999
   and 1998 $195 and $281) ..................................   20,021   22,529
                                                                ---------------

                                                                41,400   41,400
                                                                ===============

Shares are allocated to all eligible employees as the debt is repaid based on a prorata share of total eligible compensation. Employees 21 or older with at least 1,000 hours of service in a twelve month period are eligible to participate. Benefits will vest over a five year period and in full after five years of qualified service.

As shares are committed to be released from unallocated shares, the Bank recognizes compensation expense equal to the current market price of the shares, and the shares become outstanding for purposes of calculating earnings per share. The Bank recognized compensation expense for the ESOP of $26 and $32 for the years ended September 30, 1999 and 1998, respectively.

The Board of Directors of the Company may direct payment of cash dividends, if any, be paid in cash to the participants or be credited to participant accounts and invested. Dividends received, if any, by the ESOP on unallocated shares are used for debt service.

Profit Sharing Plan The Bank has a noncontributory defined contribution profit-sharing plan for all employees who have attained age 21 and one year of service. Nondeductible voluntary contributions are permitted, but none have been made to date. The Board of Directors determines the annual contribution to the plan which is allocated to those employees who worked more than 500 hours during the plan year or who are employed at the end of the plan year based on the prorata share of eligible compensation for the plan year.
There have been no contributions for the years ended September 30, 1999 and 1998.

Management Recognition Plan (MRP) The MRP purchased, with funds provided by the Company, 62,100 shares. Directors, officers, and employees become vested in the shares of common stock awarded to them under the MRP at a rate of 20 percent per year, commencing one year after the grant date, and 20 percent on each anniversary date thereof for the following four years. As of September 30, 1999 and 1998, 17,388 shares and 18,009 shares, respectively, have been awarded to officers, directors, and employees. Compensation expense is recognized on a straight line basis over the vesting period for shares awarded under the plan. Compensation expense of $37 and $38 was recognized for the years ended September 30, 1999 and 1998, respectively.

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

The options under the Stock Option Plan become exercisable at a rate of 20 percent per year commencing one year after the grant date. At September 30, 1999 and 1998, 35,875 options had been granted.

The terms of the options under the Nonqualified Stock Option Plan and the exercise schedule are at the discretion of the Committee. At September 30, 1999 and 1998, 25,875 options had been granted.

A summary of the status of the Company's fixed stock option plan and changes during the years ending September 30, 1999 and 1998 is presented below:

                                                     September 30,
                                         ---------------------------------------
                                             1999                 1998
                                         ------------------  -------------------
                                                 Weighted             Weighted
                                                  Average              Average
                                                  Exercise             Exercise
                                         Shares    Price      Shares     Price
                                         ------------------  -------------------

Options outstanding, beginning
   of the year .......................   61,750   $  9.75     51,750   $ 9.22
Options granted ......................      - -       - -     10,000    12.51
Options exercised ....................      - -       - -        - -      - -
                                         -------------------------------------

Options outstanding, end of year .....   61,750   $  9.75     61,750   $  9.75
                                         =====================================

Options exercisable ..................   27,875               15,525
Weighted-average fair value of options
   granted during the year ...........   $  - -               $ 4.37

The fair value of each grant is estimated at the grant date using the Black-Sholes option-pricing model with the following weighted-average assumptions for grants in 1998: dividend rate of 0%; price volatility of 20.44% and a risk free interest rate of 4.59%.

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

                                                    1999       1998
                                                  ------------------
Net income:
   As reported ..........................         $   299    $   345
   Proforma .............................             273        302

Basic earnings per share:
   As reported ..........................         $  0.42    $  0.43
   Proforma .............................            0.38       0.38

Diluted earning per share:
   As reported ..........................         $  0.41    $  0.42
   Proforma .............................            0.37       0.37

The following table summarizes information about fixed stock options outstanding at September 30, 1999:

                                              Number
                 Options Outstanding       Excercisable
             -------------------------------------------
                               Weighted
                               Average
                              Remaining
Exercise        Number       Contractual      Number
 Price       Outstanding        Life       Exercisable
--------------------------------------------------------

 $ 9.08         25,875           6.7         15,525
   9.36         25,875           7.1         10,350
  12.51         10,000           8.0          2,000
                ------                       ------
                61,750                       27,875
                ======                       ======

Note 12.  Commitments, Contingencies and Credit Risk

The Company is, from time to time, a party to legal proceedings arising in the ordinary course of its business, including legal proceedings to enforce its rights against borrowers. The Company is not currently a party to any legal proceedings which could reasonably be expected to have a material adverse effect on the consolidated financial condition or operations of the Company.

In May 1999, a shareholder of CSB Financial Inc. filed a class action lawsuit in a Delaware court against the Company, its top executive and its directors for breach of fiduciary duty for failure to put an acquisition offer to shareholder vote. The class action is seeking buyout of current shares at $14.75 (offered purchase price).

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

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit written is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. Financial instruments whose contract amounts represent credit risk at September 30, 1999 and 1998 follow:

                                                               Range of Rates
                      Variable Rate  Fixed Rate     Total       on Fixed Rate
                       Commitments   Commitments  Commitments    Commitments
                      -------------------------------------------------------
Commitment to extend
  credit:
  1999                    $1,173       $1,146       $2,319      7.75% - 10.5%
  1998                       275        1,008        1,283      8.25% - 11.5%

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

                        --------------------------------

                              CORPORATE INFORMATION
                        --------------------------------



Holding Company                                             Form 10-KSB Annual Report
CSB Financial Group, Inc.                                   Copies of CSB Financial Group, Inc.'s Form
200 South Poplar Street                                     10-KSB annual report as filed with the
Centralia, Illinois 62801                                   Securities and Exchange Commission and other
                                                            published reports may be obtained without
Subsidiaries                                                charge by writing our corporate headquarters:
Centralia Savings Bank
200 South Poplar Street                                     CSB Financial Group, Inc.
Centralia, Illinois 62801                                   200 South Poplar Street
                                                            Centralia, Illinois 62801
Centralia SLA, Inc.                                         Attention: K. Gary Reynolds
200 South Poplar Street
Centralia, Illinois 62801                                   Registrar and Transfer Agent
                                                            The Registrar and Transfer Company
Stock Information                                           ("Registrar")  maintains all stockholder  records.
The Common Stock  of  the  Holding  Company  was            Registrar   handles  stock  transfer  and registration,
quoted on the Nasdaq  "SmallCap"  market under              address  changes, corrections/changes  in
the symbol  "CSBF" until  December  31,  1998, at which     taxpayer  identification numbers, and Form 1099
time the Company transferred the quotation to the OTC       tax reporting questions. If you require assistance
Bulletin Board under the same symbol.                       assistance or have any questions, please contact
                                                            Registrar by mail or phone:
On October 5, 1995, the Company issued
1,035,000 shares of its Common Stock at a                               Registrar and Transfer Company
purchase price of $8.00 per share in connection                               10 Commerce Drive
with the conversion of the Savings Bank from a                            Cranford, New Jersey 07016
state chartered mutual savings bank to a state
chartered capital stock savings bank.  The closing          Annual Meeting
price per share for the Holding Company's                   The annual meeting of stockholders of CSB
Common Stock as reported on the OTC                         Financial Group, Inc. will be held on January 14,
Bulletin Board market on November 26, 1999                  2000 at 10:00 a.m. at 801 12th Street, Carlyle,
was $11.25.  The Holding Company has not                    Illinois.
paid cash dividends on its Common Stock.
                                                            Independent Auditors
Stock Pricing History                                       McGladrey & Pullen, LLP
The following table sets forth the high and low             1806 Fox Drive
sales  prices as  reported on the Nasdaq                    Champaign, Illinois 61820
"SmallCap" and OTC Bulletin Board market
during the past year.                                       Special Counsel
                                                            Schiff Hardin & Waite
Fiscal 1999                    High           Low           7200 Sears Tower
--------------------------------------------------          Chicago, Illinois 60606
First Quarter                $10.50        $8.75
Second Quarter               $ 9.25        $8.875
Third Quarter                $12.875       $9.125
Fourth Quarter               $10.625       $9.875

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